

Keurig Dr Pepper

A MODERN BEVERAGE COMPANY





C4
C4
C4

Dr Pepper
zero SUGAR
Dr Pepper
23
Diet

GREEN MOUNTAIN
VANILLA CARAMEL
DONUT SHOP
Duos
Coconut +Mocha

core
core
core
core

ENERGIZED

POLAR

ATHLETIC
ATHLETIC
ATHLETIC

MOTT'S
MOTT'S

2022 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

All information is presented on an Adjusted basis[1]

All $ amounts are in millions except Earnings Per Share Twelve months ended December 31	2022	2021	2021–2022 Change	2020	2019	2018 Pro Forma	2018–2022 4-Year CAGR
Net Sales	$14,057	$12,683	10.8%	$11,618	$11,120	$11,024	6.3%
Constant Currency Net Sales Growth			11.1%				4.8%
Cost of Sales	6,489	5,640	15.1%	5,092	4,792	4,864	7.5%
Selling, General and Administrative Expenses	4,165	3,692	12.8%	3,374	3,483	3,556	4.0%
Other Operating (Income) Expense, Net	(135)	(70)	NM	(39)	(45)	(16)	NM
Income from Operations	3,538	3,421	3.4%	3,191	2,890	2,620	7.8%
Constant Currency Income from Operations Growth			3.7%				9.3%
% Net Sales	25.2%	27.0%	-180 bps	27.5%	26.0%	23.8%	35 bps[2]
Interest Expense	423	480	-11.9%	542	553	635	-9.7%
Other Income, Net	18	(8)	NM	17	19	3	NM
Income before Taxes	3,097	2,949	5.0%	2,632	2,318	1,982	11.8%
Provision for Income Taxes	700	670	4.5%	644	591	524	7.5%
Effective Tax Rate	22.6%	22.7%	-10 bps	24.5%	25.5%	26.4%	-95 bps[2]
Net Income	$ 2,398	$ 2,280	5.2%	$ 1,988	$ 1,727	$ 1,458	13.2%
Diluted Earnings Per Share	$ 1.68	$ 1.60	5.0%	$ 1.40	$ 1.22	$ 1.04	12.7%
Diluted Shares (in millions)	1,429	1,428	0.1%	1,422	1,419	1,401	0.5%

[1]Please refer to the Form 10-K, included with this report, for reconciliations from GAAP to Adjusted results
[2]Average annual change 2018–2022

KDP Management Leverage Ratio*



*See reconciliation and calculation on page 5

2022 Net Sales by Segment in billions



	2022 Net Sales Constant Currency Growth
Packaged Beverages	12.4%
Coffee Systems	6.2%
Beverage Concentrates	16.4%
Latin America Beverages	23.0%

Operating Cash Flow in billions



Total Shareholder Return Since KDP Merger



Total shareholder return assuming initial investment at 7/9/2018 close through 12/31/2022, including reinvestment of dividends. KDP initial investment based on implied value at 7/9/2018 close, prior to 7/10/18 merger. Based on FactSet and Company analysis.

DEAR SHAREHOLDERS



It's been almost five years since we formed Keurig Dr Pepper (KDP) and shared our vision for transforming KDP into a Modern Beverage Company. We are immensely proud of the all-weather business model we have built, which has enabled us to meet or exceed our financial commitments every year by maximizing the power of both our broad portfolio and routes to market. Our Modern Beverage Company continues to represent a unique platform for future growth.

Bob Gamgort
Chairman and
Chief Executive Officer

We again met our commitments in 2022, though the year proved to be our most difficult yet, as our business was tested by macro-economic disruptions and market volatility. In overcoming the challenges of the past few years, we take pride in the strong and consistent shareholder returns we have delivered. An investment in KDP at the time of the July 2018 merger delivered a Total Shareholder Return of 96% through 2022, more than double the return for both the S&P 500 and the S&P 500 Consumer Staples indices over the same period.

Over the past five years, we have matured our business model, expanded into attractive white-space categories and invested in our highly differentiated distribution network. Today, our world-class portfolio reaches more beverage consumers and satisfies more beverage needs and occasions than ever, and we look to the future energized by the significant opportunities that lie ahead.

This energy is rooted in our unwavering focus on driving growth and value creation through our unique and flexible business strategy.

In ***Cold Beverages**** we drive growth and value creation by:

- ***Investing in core brand marketing, renovation and exceptional in-market execution***. During the year, we continued to build upon or hold the significant share gains we achieved over the past few years in total Liquid Refreshment Beverages (LRB) and key segments such as carbonated soft drinks and premium water.

- ***Filling white space in our portfolio through innovation and partnerships,*** as we did in 2022 by adding scale to our energy portfolio, entering the emerging non-alcoholic beer and cocktail space and offering new options in the Foodservice channel.

- ***Enhancing the effectiveness of our omni-channel selling and distribution system***, which we did in 2022 by further strengthening e-commerce execution and adding scale in our company-owned direct store delivery system.

In Cold Beverages, our strong brand equities and partnerships were matched by stellar execution, providing market share growth in LRB categories representing 92% of KDP's U.S. retail sales base. Similar strength was evident in our cold beverage business in Latin America, which leveraged a strong brand portfolio and exceptional in-market execution to deliver double-digit net sales and earnings growth.

*Comprised of Packaged Beverages and Beverage Concentrates segments.



U.S. Households Using Keurig® System
in millions

2022	**38**
2021	36
2020	33
2019	30
2018	28

+10m

Third-party survey data and Company estimates



**Cumulative Carbonated Soft Drink
$ Market Share Growth**

2019   2020   2021   **2022**

+1.7 pts

IRi U.S. MULO+C

In **Coffee Systems** we drive growth and value creation by:

- **Driving new households into the Keurig system, with the goal to add two million new U.S. households annually.** During the year, we modestly exceeded this goal and remain energized by the significant addressable U.S. market opportunity for years to come.

- **Generating incremental revenue and profit growth from existing Keurig households,** through new brewer platforms such as the recently introduced connected brewers and new beverage formats and occasions, all of which we expanded in 2022, with line of sight to significant new opportunity ahead.

The Keurig brewing system reached 38 million U.S. households in 2022, a 10 million household increase since 2018, while KDP's manufactured share of single-serve coffee pods remained strong at more than 80%. Following accelerated at-home coffee consumption over the 2020–2021 period, at-home coffee declined in 2022, driven by increased consumer mobility, though single-serve coffee once again gained volume share, as it has every year since 2017.

> **"An investment in KDP at the time of the July 2018 merger delivered a Total Shareholder Return of 96% through 2022, more than double the return for both the S&P 500 and the S&P 500 Consumer Staples indices over the same period."**

During the year, our lineup of connected brewers grew with the introduction of the K-Café® SMART, which makes barista-quality specialty coffee beverages at home. We also expanded availability of our K-Slim + ICED™ brewer and brew-over-ice pods, with iced coffee representing a growth opportunity for the Keurig ecosystem in 2023 and beyond.

We also broadened our roster of coffee partners in the Keurig system, welcoming back Community® Coffee in 2022 and adding BLK & Bold®, the first black-owned nationally distributed coffee brand, and Intelligentsia® Coffee, one of specialty coffee's most pioneering and innovative brands.

Additionally, we **drive growth and value creation through KDP's strong free cash flow** that enables the potential for incremental shareholder returns through strategic capital allocation. This includes disciplined investments in M&A and partnerships, opportunistic share repurchases and growing our dividend within our stated payout ratio of 45% of free cash flow.

Since the merger, we have invested $1.5 billion to build the #2 share position in premium water, enter exciting new white-space categories through acquisition and partnerships and enhance our distribution network through two dozen territory transactions. This past year, we invested in Nutrabolt, including a strategic sales and distribution partnership for C4 Energy®, which is expected to significantly strengthen our position in the exciting energy category. Our acquisition of Atypique and investment in Athletic Brewing Company have provided an entry into the emerging non-alcoholic category, and we're also at the forefront of better-for-you drinks in the Foodservice channel through our investment and partnership with Tractor Beverage Company.

% of Liquid Refreshment Beverage Portfolio Growing $ Market Share – 2022



~92%

based on retail $ consumption

IRi U.S. MULO+C

"Today, our world-class portfolio reaches more beverage consumers and satisfies more beverage needs and occasions than ever, and we look to the future energized by the significant opportunities that lie ahead."

KDP Long-Term Organic Growth Algorithm	
Net Sales	**+Mid-single digit**
Adjusted EPS	**+High-single digit**
Total Shareholder Return	**+High-single/ Low-double digit**

Excludes upside from expected Inorganic Value Creation
Net sales growth is constant currency

Additional highlights from the past year include:

- Drove net sales growth of 11%.

- Delivered Adjusted diluted EPS growth of 5%.

- Returned $1.5 billion to shareholders through dividends, including a 13% increase in quarterly dividends paid, and the opportunistic repurchase of 10.6 million KDP shares.

- Ended the year with a strong balance sheet and management leverage ratio of 2.8x.

We enter 2023 confident in our ability to deliver attractive, high-quality shareholder returns with a well-capitalized balance sheet and recently evolved financial policy, including a reduction in our targeted management leverage ratio to the 2.0x to 2.5x range over time.

Finally, our business is built on a foundation grounded in good governance, ethical transparency and a resolute commitment to corporate responsibility. In key areas such as climate, water, packaging, responsible sourcing,

diversity and inclusion, and health and well-being, we continue to make significant progress against our ambitious *Drink Well. Do Good.* agenda. Among other recognition, in 2022, CDP scored us A– for both Climate and Water disclosures, ranking KDP at the leadership level. Most recently, we were named one of America's Most Responsible Companies for 2023 by *Newsweek*, marking our third consecutive year on the list. We look forward to sharing more detail on our 2022 progress in our annual Corporate Responsibility Report this summer.

I thank our nearly 28,000 employees who turn our strategy into winning results, overcome obstacles with discipline and tenacity, and have unstoppable energy for growing our brands and our Company.

We are also grateful to you for your continued investment in KDP and hold ourselves accountable to ensuring we maintain your trust and confidence. Looking forward, we are energized by the business we have built and our opportunity to continue driving strong and consistent shareholder returns for years to come.

Sincerely,

Bob Gamgort
Chairman and Chief Executive Officer

April 2023

EXECUTIVE LEADERSHIP TEAM

ANDREW ARCHAMBAULT
President, Commerical &
Beverage Concentrates

MARY BETH DENOOYER
Chief Human Resources Officer

ROBERT GAMGORT
Chairman &
Chief Executive Officer

ROGER JOHNSON
Chief Supply Chain Officer

MAURICIO LEYVA
Group President

SUDHANSHU PRIYADARSHI
Chief Financial Officer

DR. KARIN ROTEM-WILDEMAN
Chief Research &
Development Officer

MARIA SCEPPAGUERCIO
Chief Corporate Affairs Officer

ANTHONY SHOEMAKER
Chief Legal Officer &
General Counsel

JUSTIN WHITMORE
Chief Strategy Officer

BOARD OF DIRECTORS

ORAY BOSTON
Worldwide President of Trauma,
Extremities, Craniomaxillofacial
and Animal Health, DePuy
Synthes, the Orthopaedics
Company of Johnson & Johnson

ROBERT GAMGORT
Chairman & Chief Executive
Officer, Keurig Dr Pepper

OLIVIER GOUDET
Managing Partner &
Chief Executive Officer,
JAB Holding Company

PETER HARF
Managing Partner & Chairman,
JAB Holding Company

JULIETTE HICKMAN
Former Investment Analyst,
Capital Group Companies

PAUL S. MICHAELS
Former Global President,
Mars, Inc.
Lead Independent Director

PAMELA PATSLEY
Former Executive Chairman,
MoneyGram International, Inc.

LUBOMIRA ROCHET
Partner, JAB Holding Company

DEBRA SANDLER
Founder & Chief Executive Officer,
Mavis Foods, LLC

ROBERT SINGER
Former Chief Executive Officer,
Barilla Holding S.p.A.

LARRY D. YOUNG
Former President,
Chief Executive Officer & Director,
Dr Pepper Snapple Group

RECONCILIATION OF ADJUSTED PRO FORMA EBITDA AND MANAGEMENT LEVERAGE RATIO (UNAUDITED)

In millions, except for ratio	2022	2021	2020	2019	2018 Pro Forma
Adjusted EBITDA Reconciliation					
Net income	$ 1,436	$ 2,146	$ 1,325	$ 1,254	$ 1,099
Interest expense	693	500	604	654	671
Provision for income taxes	284	653	428	440	393
Loss on early extinguishment of debt	–	–	4	11	13
Impairment of investments and note receivable	–	–	102	–	–
Impairment of intangible assets	–	–	67	–	–
Other (income) expense, net	14	(2)	17	19	–
Depreciation expense	399	410	362	358	326
Other amortization	172	164	158	NA	NA
Amortization of intangibles	138	134	133	126	121
EBITDA	$ 3,136	$4,005	$3,200	$ 2,862	$ 2,623
Items affecting comparability:					
Gain on sales of equity-method investment	(50)	(524)	–	–	–
Gain on litigation settlement	(271)	–	–	–	–
Loss on early extinguishment of debt	217	105	–	–	–
Impairment of intangible assets	477	–	–	–	–
Restructuring and integration expenses	169	202	199	234	170
Productivity	201	138	108	80	32
Nonroutine legal matters	13	30	57	48	22
Stock compensation	5	18	27	24	21
COVID-19	14	37	128	–	–
Mark to market	150	(57)	(28)	(45)	72
Other items	17	17	–	20	6
Adjusted EBITDA	$ 4,078	$ 3,971	$ 3,691	$ 3,233	$ 2,946
Principal amounts of:					
Commercial paper	$ 399	$ 149	–	$ 1,246	$ 1,079
Term loan	–	–	425	1,380	2,583
Senior unsecured notes	11,743	11,875	13,225	11,975	12,225
Total principal amounts	12,142	12,024	13,650	14,601	15,887
Less cash and cash equivalents	535	567	240	75	83
Total principal amounts less cash and cash equivalents	$11,607	$11,457	$13,410	$14,526	$15,804
Year-Ended December 31 Management Leverage Ratio	2.8	2.9	3.6	4.5	5.4

This annual report contains statements that are forward-looking and actual results could differ materially. Factors that could cause this difference are set forth in the accompanying Annual Report on SEC Form 10-K.

RECONCILIATION OF CERTAIN FINANCIAL RESULTS TO CERTAIN CONSTANT CURRENCY ADJUSTED FINANCIAL RESULTS

	2022	2021	2020	2019
Percent change				
Adjusted net sales*	10.8%	9.2%	4.5%	0.9%
Impact of foreign currency	0.3%	(0.8)%	0.5%	0.2%
Adjusted net sales, as adjusted to constant currency	11.1%	8.4%	5.0%	1.1%
Percent change				
Adjusted income for operations	3.4%	7.2%	10.4%	10.4%
Impact of foreign currency	0.3%	(0.7)%	0.4%	0.2%
Adjusted income for operations, as adjusted to constant currency	3.7%	6.5%	10.8%	10.6%
Adjusted diluted earnings per share	$1.68	$1.60	$1.40	$1.22
Impact of foreign currency	–	(0.01)	–	–
Adjusted diluted earnings per share, as adjusted to constant currency	$1.68	$ 1.59	$1.40	$1.22

* 2020–2022 reflect reported net sales

SEGMENT DETAIL	2022 Total	Coffee Systems	Packaged Beverages	Beverage Concentrates	Latin America Beverages
Percent change					
Net sales	10.8%	5.6%	12.3%	16.1%	24.0%
Impact of foreign currency	0.3%	0.6%	0.1%	0.3%	(1.0)%
Net sales, as adjusted to constant currency	11.1%	6.2%	12.4%	16.4%	23.0%

KEURIG DR PEPPER

2022 FORM 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE FISCAL YEAR ENDED December 31, 2022
OR
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM   TO

COMMISSION FILE NUMBER 001-33829



Keurig Dr Pepper Inc.
(Exact name of registrant as specified in its charter)

Delaware	**98-0517725**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. employer identification number)*

53 South Avenue
Burlington, Massachusetts 01803
(Address of principal executive offices)

(781) 418-7000
(Registrant's telephone number, including area code)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Securities Exchange Act of 1934.

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☐ Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).Yes ☐ No ☒

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock	KDP	The Nasdaq Stock Market LLC

As of June 30, 2022, the aggregate market value of the registrant's common equity held by non-affiliates of the registrant was approximately $30.1 billion (based on the closing sales price of the registrant's common stock on that date). As of February 21, 2023, there were 1,406,447,151 shares of the registrant's common stock, par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission in connection with the registrant's Annual Meeting of Stockholders are incorporated by reference in Part III.

[THIS PAGE INTENTIONALLY LEFT BLANK]

KEURIG DR PEPPER INC.
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2022

[THIS PAGE INTENTIONALLY LEFT BLANK]

MASTER GLOSSARY

Term	Definition
2009 Incentive Plan	Keurig Dr Pepper Inc. Omnibus Incentive Plan of 2009 (formerly known as the Dr Pepper Snapple Group, Inc. Omnibus Stock Incentive Plan of 2009)
2019 Incentive Plan	Keurig Dr Pepper Inc. Omnibus Incentive Plan of 2019
2019 KDP Term Loan	KDP's $2 billion term loan, executed in February 2019 and terminated in March 2021
2020 364-Day Credit Agreement	The Company's $1,500 million credit agreement, which was entered into on April 12, 2020 and replaced the 2019 364-Day Credit Agreement
2021 364-Day Credit Agreement	The Company's $1,500 million credit agreement, which was entered into on March 26, 2021 and contains a term-out option
2022 Revolving Credit Agreement	KDP's $4 billion revolving credit agreement, which was executed in February 2022 and replaced the 2021 364-Day Credit Agreement and the KDP Revolver
2022 Strategic Refinancing	A series of transactions in April 2022, whereby KDP issued the 2029 Notes, the 2032 Notes, and the 2052 Notes, and voluntarily prepaid and retired the remaining 2023 Merger Notes and tendered portions of the 2025 Merger Notes, the 2028 Merger Notes, the 2038 Merger Notes and the 2048 Merger Notes
A Shoc	Adrenaline Shoc, an equity method investment of KDP and a brand of energy drinks
ABC	The American Bottling Company, a wholly-owned subsidiary of KDP
ABI	Anheuser-Busch InBev SA/NV
AOCI	Accumulated other comprehensive income or loss
ASU	Accounting Standards Update
Athletic Brewing	Athletic Brewing Holding Company, LLC, an equity method investment of KDP
Bedford	Bedford Systems, LLC, an equity method investment of KDP and the maker of Drinkworks
Board	The Board of Directors of KDP
BodyArmor	BA Sports Nutrition, LLC
bps	basis points
CARES Act	U.S. Coronavirus Aid, Relief and Economic Security Act
Central States	The Central States, Southeast and Southwest Areas Pension Fund
CERT	Council for Education and Research on Toxins
Coca-Cola	The Coca-Cola Company
Costco	Costco Wholesale Corporation
CSD	Carbonated soft drink
DIO	Days inventory outstanding
DPO	Days of payables outstanding
DPS	Dr Pepper Snapple Group, Inc.
DPS Merger	The combination of the business operations of Keurig and DPS that was consummated on July 9, 2018 through a reverse merger transaction, whereby a wholly-owned special purpose merger subsidiary of DPS merged with and into the direct parent of Keurig
DSD	Direct Store Delivery, the reporting unit whereby finished beverages are delivered directly to retailers
DSO	Days sales outstanding
EPS	Earnings per share
ESG	Environmental, social and governance
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FFS	Fountain Foodservice, an operating segment of KDP which serves the fountain channel, such as restaurants
FX	Foreign exchange
IT	Information technology
IRi	Information Resources, Inc.
IRS	Internal Revenue Service
JAB	JAB Holding Company S.a.r.l., and affiliates

Term	Definition
JPMorgan	JPMorgan Chase Bank, N.A.
KDP Credit Agreement	Collectively, the KDP Revolver, the 364-day credit agreements, and the 2019 KDP Term Loan
KDP Revolver	The Company's $2,400 million revolving credit facility, which was entered into on February 28, 2018
Keurig	Keurig Green Mountain, Inc., a wholly-owned subsidiary of KDP, and the brand of our brewers
LIBOR	London Interbank Offered Rate
LifeFuels	LifeFuels, Inc., an equity method investment
Nasdaq	The Nasdaq Stock Market LLC
NCB	Non-carbonated beverage
Notes	Collectively, the Company's senior unsecured notes
NPD	The NPD Group's Total Market Dataset
Nutrabolt	Woodbolt Holdings LLC, d/b/a Nutrabolt, an equity method investment of KDP
NYSE	New York Stock Exchange
PCI Standard	Payment Card Industry Data Security Standard
PepsiCo	PepsiCo, Inc.
Peet's	Peet's Coffee & Tea, Inc.
PET	Polyethylene terephthalate, which is used to make the Company's plastic bottles
PRMB	Post-retirement medical benefit
Proposition 65	The State of California's Safe Drinking Water and Toxic Enforcement Act of 1986
Proxy Statement	The definitive proxy statement for the Annual Meeting of Stockholders to be filed with the SEC within 120 days of December 31, 2022, pursuant to Regulation 14A under the Exchange Act
PSU	Performance stock unit
rPET	Post-consumer recycled PET
RSU	Restricted stock unit
RTD	Ready to drink
RVG	Residual value guarantee
S&P	Standard & Poor's
SEC	Securities and Exchange Commission
SG&A	Selling, general and administrative
SOFR	Secured Overnight Financing Rate
Tractor	Tractor Beverages, Inc., an equity method investment of KDP
U.S. GAAP	Accounting principles generally accepted in the U.S.
Veyron SPEs	Special purpose entities with the same sponsor, Veyron Global
VIE	Variable interest entity
Vita Coco	The Vita Coco Company, Inc.
Walmart	Walmart Inc.
WD	Warehouse Direct, the reporting unit whereby finished beverages are shipped to retailer warehouses, and then delivered by the retailer through its own delivery system to its stores
WIP	Work-in-process

References throughout this Annual Report on Form 10-K to "we", "our", "KDP" or "the Company" refer to Keurig Dr Pepper Inc. and all wholly-owned subsidiaries included in our audited Consolidated Financial Statements.

The following discussion should be read in conjunction with our audited Consolidated Financial Statements and the related Notes thereto included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that are based on management's current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of various factors, including the factors described under "Risk Factors" within Item 1A and elsewhere in this Annual Report on Form 10-K, and subsequent filings with the SEC.

Part I

ITEM 1. BUSINESS

OUR COMPANY

Keurig Dr Pepper Inc. is a leading beverage company in North America, with a diverse portfolio of flavored CSDs, NCBs, including water (enhanced and flavored), RTD tea and coffee, juice, juice drinks, mixers and specialty coffee, and is a leading producer of innovative single serve brewing systems. With a wide range of hot and cold beverages that meet virtually any consumer need, KDP key brands include Keurig, Dr Pepper, Canada Dry, Snapple, Mott's, Clamato, Core, Green Mountain Coffee Roasters and The Original Donut Shop. KDP has some of the most recognized beverage brands in North America, with significant consumer awareness levels and long histories that evoke strong emotional connections with consumers. KDP offers more than 125 owned, licensed and partner brands, including the top ten best-selling coffee brands and Dr Pepper as a leading flavored CSD in the U.S. according to IRi, available nearly everywhere people shop and consume beverages.

KDP was created through the combination of the business operations of Keurig, a leading producer of innovative single serve brewing systems and specialty coffee in the U.S. and Canada, and DPS, a company built over time through a series of strategic acquisitions that brought together iconic beverage brands in North America such as Dr Pepper, Snapple, 7UP, Canada Dry, Mott's, A&W and the Peñafiel business in Mexico. The DPS Merger was consummated on July 9, 2018, at which time DPS changed its name to Keurig Dr Pepper Inc. and began trading on the NYSE under the symbol "KDP". Today, we trade on Nasdaq under the symbol KDP, and we are a member of the Nasdaq 100 Index.

OUR STRENGTHS AND STRATEGY

Our scalable business model provides a platform for future growth, focused on:

Strong, balanced portfolio of leading, consumer-preferred brands with proven ability to expand via innovation, renovation and partnerships. We own a diverse portfolio of well-known CSD, coffee and NCB brands. Many of our brands enjoy high levels of consumer awareness, preference and loyalty rooted in their rich heritage. This portfolio provides our retailers, bottlers and distributors, and other customers with a wide variety of products to meet consumers' needs and provides us with a platform for growth and profitability.

We drive growth in our business by a combination of innovating and renovating our portfolio of owned brands and partnerships with other leading beverage brands. We have a robust innovation program, which is designed to meet consumers' changing flavor and beverage preferences and to grow the number of households using our single serve brewers. We have cultivated relationships with leading beverage brands to create long-term partnerships that enable us and our partners to benefit equitably in future value creation, and where appropriate, we bring these partner brands into our owned portfolio through acquisitions. We continually evaluate making investments in companies that fill in whitespace in our portfolio.

Flexible and scalable route-to-market network, with unique e-commerce expertise. We have strategically-located distribution capabilities, which enables us to better align our operations with our customers and our channels, ensure our products are available to meet consumer demand, reduce transportation costs and have greater control over the timing and coordination of new product launches. We actively manage transportation of our products using our fleet (owned and leased) of approximately 6,700 vehicles in the U.S. and 1,600 in Mexico, as well as third party logistics providers.

With our Keurig.com website, we have a leading e-commerce platform which provides us insights and expertise in the e-commerce channel. We have been able to translate those insights and experience into our cold business as the number of fulfillment options that are better suited economically for beverages has evolved, leading to growth in the e-commerce channel.

High-performing team driving better, faster decisions, enabled by technology. We believe that our team and the culture we have created, through the integration of two companies into one, are truly our competitive advantage. When we approach our customers, we do so as one fully combined modern beverage company. This go-to market system is strengthened through sophisticated data and technology, which includes our line of connected brewers, predictive ordering powered by artificial intelligence for our frontline sales team within our DSD system, and best in class revenue growth management tools.

Bold ESG commitments and collaborations making positive impacts. ESG is embedded in the way that we do business at KDP, ensuring that we make a positive impact in our environment and communities.

Highly efficient business model, driving significant cash flow and investments. Our highly efficient business model, both from a cost and a cash perspective, gives us optionality to invest internally and look outside for acquisitions or other options to continue to drive growth and create value.

PRODUCTS AND DISTRIBUTION

We are a leading integrated brand owner, manufacturer, and distributor of non-alcoholic beverages in the U.S., Canada, Mexico and the Caribbean. We have a portfolio of brands with the ability to satisfy every consumer need, anytime and anywhere – hot or cold, at home or on-the-go, at work or at play.

The following presents highlights of our major owned and licensed brands as of December 31, 2022:

Category	Major Brands	North America Market Position
CSDs	Dr Pepper	#1 in its flavor category and #2 overall flavored CSD in the U.S.
	Canada Dry	#1 ginger ale in the U.S. and Canada
	A&W	#1 root beer in the U.S.
	Squirt	#1 grapefruit CSD in the U.S. and a leading grapefruit CSD in Mexico
	Peñafiel	#1 carbonated mineral water in Mexico
	Sunkist soda	#1 orange flavored CSD in the U.S.
	Schweppes	#2 ginger ale in the U.S. and Canada
	7UP	#2 lemon-lime CSD in the U.S.
	Crush	#3 orange flavored CSD in the U.S.
NCBs	Snapple	#2 premium shelf stable RTD tea in the U.S.
	Hawaiian Punch	A leading branded shelf-stable fruit punch in the U.S.
	Mott's	#1 branded multi-serve apple juice and apple sauce in the U.S.
	Clamato	A leading spicy tomato juice in the U.S., Canada and Mexico
	Bai	#3 enhanced water in the U.S.
	Core	A rapidly growing water brand in the U.S.
Single Serve Coffee	Green Mountain Coffee Roasters	#2 K-cup pod brand in the U.S.
	The Original Donut Shop	#5 K-cup pod brand in the U.S.
	McCafé	#6 K-cup pod brand in the U.S.
	Van Houtte	#2 K-cup pod brand in Canada
Single Serve Brewers	Keurig	#1 single serve brewer in the U.S. and Canada

All information regarding our brand market positions in the U.S. is based on retail market dollars in 2022. U.S. beverage information is from IRi; U.S. brewing system information is from NPD.

In the CSD market in the U.S. and Canada, we participate primarily in the flavored segment of the CSD category. In addition to our major brands above, we also own regional and smaller niche brands, such as Big Red, Sun Drop and Vernors. In the CSD market, we distribute finished beverages and manufacture beverage concentrates and fountain syrups. Our beverage concentrates, which are highly concentrated proprietary flavors used to make syrup or finished beverages, are used by our own Packaged Beverages segment, as well as sold to third party bottling companies through our Beverage Concentrates segment. According to IRi, we had a 24.2% share of the U.S. CSD market in 2022 (measured by retail sales). We also manufacture fountain syrup that we sell to the foodservice industry directly and indirectly through bottlers or through other third parties.

In the NCB market segment in the U.S., we participate primarily in the premium water category, including enhanced and flavored water, RTD tea, juice, juice drinks, and mixer categories. In addition to our major brands above, we also sell regional and smaller niche brands, such as Nantucket Nectars. We manufacture most of our NCBs as RTD beverages and distribute them through our own distribution network and through third parties or direct to our customers' warehouses. In addition to NCB beverages, we also manufacture Mott's apple sauce as a finished product.

In Mexico and the Caribbean, we participate primarily in the carbonated mineral water, flavored CSDs, bottled water and vegetable juice categories. In Mexico, we manufacture and sell our brands through both our own manufacturing and distribution operations as well as third party bottlers. In the Caribbean, we distribute our products solely through third party distributors and bottlers. We also distribute certain products in other international jurisdictions through various third party bottlers and distributors.

Our Keurig single serve brewers are aimed at changing the way consumers prepare and enjoy coffee and other beverages both at home and away from home in places such as offices, restaurants, cafeterias, convenience stores and hotels. We create value by developing and selling our Keurig single serve brewers and by expanding Keurig brewer household adoption, which grew to nearly 38 million U.S. households for the year ended December 31, 2022, an increase of approximately 2 million U.S. households from the prior year, based on third party survey data and our own estimates. Expansion of Keurig system household adoption enables sales of specialty coffee and a variety of other specialty beverages in K-Cup pods (including hot and iced teas, hot cocoa and other beverages) for use with Keurig brewers. We also offer traditional whole bean and ground coffee in other package types, including bags, fractional packages and cans. We, together with our partners, are able to bring consumers high-quality coffee and other beverage experiences from the brands they love, all through the one-touch simplicity and convenience of Keurig brewers. We currently offer a portfolio of more than 125 owned, licensed, partner and private label brands, including the top ten best-selling coffee brands in the U.S. based on IRi.

PRODUCT AND PACKAGE INNOVATION

We are focused on a robust innovation pipeline within our portfolio of products to build household penetration of our business. We regularly launch new brewers with new features and benefits, technological advances, sustainable attributes, and changes in aesthetics to provide a variety of options to suit individual consumer preferences. We also continuously innovate and renovate our portfolio of K-cup pods, CSDs and NCBs to provide an expansive array of flavors.

During 2022, we launched our K-Café SMART single-serve coffee, latte and cappuccino maker, which combines our BrewID technology platform with a built-in milk frother to create a full range of hot, iced, and specialty coffee drinks. The K-Café SMART also connects to our mobile app, which provides more than 80 easy-to-follow coffeehouse drink recipes. We also launched Keurig iQ, a proprietary database providing insights on K-Cup pod consumption and shopping behaviors that we believe will enhance our consumer experience. We additionally entered into new partnerships with BLK & Bold Specialty Beverages and Intelligensia Coffee to provide these premium brands in K-cup pod format.

In our NCB portfolio, we launched Snapple Elements, a line of teas and juice drinks in three flavors: Rain (agave cactus juice drink), Fire (dragon fruit juice drink) and Air (prickly pear and peach white tea).

We acquired the global rights to Atypique in 2022, which provides a range of RTD non-alcoholic cocktails, such as margaritas, gin & tonic and mojitos. We also invested in Nutrabolt, a global active health and wellness company with a portfolio of brands, including C4 Energy, a RTD performance energy drink; Tractor, which offers certified organic, non-GMO beverage solutions in the fountain foodservice business; and Athletic Brewing Company, a leading non-alcoholic craft beer maker.

OUR BUSINESS OPERATIONS

As of December 31, 2022, our operating structure consists of four reportable segments: Coffee Systems, Packaged Beverages, Beverage Concentrates, and Latin America Beverages. Segment financial data, including financial information about foreign and domestic operations, is included in Note 7 of the Notes to our Consolidated Financial Statements.

Coffee Systems

Our Coffee Systems segment is primarily a producer of innovative single serve brewers and specialty coffee in the U.S. and Canada.

Our Coffee Systems segment manufactures over 80% of the pods in the single-serve K-Cup pod format in the U.S., on a dollar share basis. We manufacture and sell 100% of the K-Cup pods of the following brands to retailers, away from home channel participants and end-use consumers: Green Mountain Coffee Roasters, The Original Donut Shop, McCafé, Van Houtte, and REVV.

We manufacture and sell K-Cup pods for the following brands to our partners, who in turn sell them to retailers: Starbucks, Dunkin', Folgers, Tim Hortons, Peet's, Maxwell House, Eight O'Clock, Newman's Own Organics, Caribou Coffee, Community Coffee, Intelligensia, and BLK & Bold, as well as private label arrangements. Generally, we are able to sell these brands to our away from home channel participants and end-use consumers. We also have agreements for manufacturing, distributing, and selling K-Cup pods for tea under brands such as Celestial Seasonings, Lipton and Tazo. We also produce and sell K-Cup pods for cocoa, including through a licensing agreement for the Swiss Miss brand, and hot apple cider, including under our own brand, Mott's.

Our Coffee Systems segment manufactures its K-Cup pods in facilities in North America that include specialty designed proprietary high-speed packaging lines using freshly roasted and ground coffee as well as tea, cocoa and other products. We offer high-quality, responsibly sourced coffee, including certified single-origin, organic, flavored, limited edition and proprietary blends. We carefully select our coffee beans and appropriately roast the coffees to optimize their taste and flavor differences. We engineer and design most of our single serve brewers and utilize third-party contract manufacturers located in various countries in Asia for brewer appliance manufacturing. We distribute our brewers using third-party distributors, retail partners and through our website at www.keurig.com.

In 2022, Walmart and Costco were the Coffee Systems segment's largest customers. The loss of one of those customers could have a material adverse effect on the Coffee Systems segment.

Beverage Concentrates

Our Beverage Concentrates segment is principally a brand ownership business where we manufacture beverage concentrates and syrups in our manufacturing facilities in St. Louis, Missouri, and Newbridge, Ireland, and sell them throughout the U.S. and Canada. Most of the brands in this segment are CSD brands. Key brands include Dr Pepper, Canada Dry, Schweppes, Crush, A&W, Sunkist, 7UP, SunDrop, Squirt, Big Red, Hawaiian Punch and RC Cola.

Beverage concentrates are shipped to third party bottlers, as well as to our own manufacturing systems, who combine them with carbonation, water, sweeteners and other ingredients, package the combined product in aluminum cans, PET bottles, and glass bottles, and sell them as a packaged beverage to retailers and, ultimately, the end consumer. Beverage concentrates are also manufactured into syrup, which is shipped to fountain customers, such as fast food restaurants, who mix the syrup with water and carbonation to create a finished beverage at the point of sale to consumers. Dr Pepper represents most of our fountain channel volume.

Our Beverage Concentrates brands are sold by our bottlers through all major retail channels. As our Beverage Concentrates business is reliant upon a small number of customers, the loss of any of our bottlers in this segment could have a material adverse effect on the segment.

Packaged Beverages

Our Packaged Beverages segment is a manufacturing and distribution business of both NCBs and CSDs. Our Packaged Beverages segment also includes a brand ownership business, primarily focusing on our NCB brands. In this segment, we primarily manufacture and distribute packaged beverages of our brands to retailers and, ultimately, the end consumer. Additionally, in order to maximize the size and scale of our manufacturing and distribution operations, we also distribute packaged beverages for our partner brands and manufacture packaged beverages for other third parties in the U.S. and Canada.

The larger CSD brands in this segment include Dr Pepper, Canada Dry, A&W, 7UP, Sunkist, Squirt, Big Red, RC Cola, and Vernors. The larger NCB brands in this segment include Mott's, Snapple, Bai, Clamato, Core, Hawaiian Punch, Yoo-Hoo, evian, ReaLemon, Vita Coco and Mr and Mrs T mixers.

The majority of our Packaged Beverages net sales come from the manufacturing and distribution of our own brands and the contract manufacturing of certain private label and emerging brand beverages. We also recognize net sales in this segment from the distribution of our partner brands such as evian, Vita Coco, Polar Beverages seltzer water, A Shoc energy drinks, and Peet's RTD coffee. We provide a route-to-market for our partner brands seeking effective distribution for their new and emerging brands. These brands give us exposure in certain markets to fast growing segments of the beverage industry with minimal capital investment.

We sell our Packaged Beverages products through our DSD and our WD systems, both of which include sales to all major retail channels.

In 2022, Walmart was the Packaged Beverages segment's largest customer. The loss of this customer could have a material adverse effect on the Packaged Beverages segment.

Latin America Beverages

Our Latin America Beverages segment is a brand ownership, manufacturing and distribution business, with operations in Mexico representing approximately 90% of the segment's net sales. This segment participates mainly in the carbonated mineral water, flavored CSD, bottled water and vegetable juice categories. The largest brands include Peñafiel, Clamato, Squirt, Mott's, Dr Pepper, Crush and Aguafiel.

In 2022, Walmart was the Latin America Beverages segment's largest customer. The loss of this customer could have a material adverse effect on the Latin America Beverages segment.

OUR CUSTOMERS

We primarily serve the following types of customers:

Retailers

Retailers include supermarkets, hypermarkets, mass merchandisers, club stores, e-commerce retailers, office superstores, vending machines, fountains, grocery and drug stores, convenience stores and other small outlets. Retailers purchase finished beverages, K-Cup pods, appliances and accessories directly from us. Our portfolio of strong brands, operational scale and experience in the beverage industry has enabled us to maintain strong relationships with major retailers in the U.S., Canada and Mexico. In 2022, our largest retailer was Walmart, representing approximately 16% of our consolidated net sales.

Bottlers and Distributors

In the U.S. and Canada, we generally grant licenses for CSD brands and packages to bottlers for specific geographic areas that are exclusive and long-term, and they have historically been perpetual in many cases. These bottlers may be affiliated with Coca-Cola, with PepsiCo, or may be independent. These agreements prohibit bottlers and distributors from selling the licensed products outside their exclusive territory and selling any imitative products in that territory. Generally, we may terminate bottling and distribution agreements only for cause, change in control or breach of agreements and the bottler or distributor may terminate without cause upon giving certain specified notice and complying with other applicable conditions. Fountain agreements for bottlers generally are not exclusive for a territory, but do restrict bottlers from carrying imitative product in the territory.

Certain NCB brands, such as Snapple, Bai, Core, Yoo-Hoo, Mistic and Nantucket Nectars are licensed for distribution in various territories to bottlers and a number of smaller distributors such as beer wholesalers, wine and spirit distributors, independent distributors and retail brokers.

Partners

We have differentiated ourselves and the Keurig brand through our ability to create and sustain partnerships with other leading coffee, tea and beverage brand companies through multi-year licensing and manufacturing agreements that best suit each brand's interests and strengths. Typically, we manufacture pods on behalf of our partners, who in turn sell them to retailers.

As of December 31, 2022, our partner brands included, but were not limited to, Starbucks, Kirkland Signature, Dunkin', Great Value, Peet's, Caribou Coffee, Eight O'Clock, Folgers, Newman's Own Organics, Tim Hortons, Maxwell House, Kroger, Krispy Kreme, Community Coffee, Intelligensia, BLK & Bold, Celestial Seasonings, Lipton, and Tazo.

Away from Home Channel Participants

We distribute brewers, accessories and K-Cup pods (owned, licensed, and partner brands) to away from home channel participants, which include restaurants, hotel chains, and office coffee distributors.

End-use Consumers

We have a robust e-commerce platform at www.keurig.com where end-use consumers can purchase brewers, accessories, K-Cup pods and other coffee products such as bagged traditional coffee and cold brew.

OUR COMPETITORS

The beverage industry is highly competitive and continues to evolve in response to changing consumer preferences. Competition is generally based on brand recognition, taste, quality, price, availability, selection and convenience, as well as factors related to corporate responsibility and sustainability. We compete with multinational corporations with significant financial resources. In our bottling and manufacturing operations, we also compete with a number of smaller bottlers and distributors and a variety of smaller, regional and private label manufacturers.

The following represents a list of our major competitors:

Competitor	Categories
Coca-Cola	CSDs, NCBs, RTD Coffee
The J.M. Smucker Company	Packaged Coffee
The Kraft Heinz Company	Packaged Coffee
Nestlé S.A.	NCBs, Packaged Coffee, Single-serve brewers
PepsiCo	CSDs, NCBs, RTD Coffee

Although these companies offer competing brands in categories we participate in, they are also our partners and customers, as they purchase beverage concentrates or K-Cup pods directly from us.

OUR MATERIAL RESOURCES

Our Raw Materials

The principal raw materials we use in our business, which we commonly refer to as ingredients and materials, represent approximately 55% of our cost of sales and include green coffee, PET bottles and caps, including both virgin and rPET, aluminum cans and ends, sweeteners, paper products, K-Cup pod packaging materials, fruit, glass bottles and enclosures, juices, teas, water, CO_2, and other ingredients. We also use post-consumer recycled materials in the manufacturing of our single serve brewers. The availability, quality and costs of many of these materials have fluctuated, and may continue to fluctuate, over time.

When appropriate, we mitigate the exposure to volatility in the prices of certain commodities used in our production process and transportation to our customers through the use of various commodity derivative contracts or supplier pricing agreements. The intent of the contracts and agreements is to provide a certain level of predictability in our operating margins and our overall cost structure, while remaining in what we believe to be a competitive cost position.

Ingredients and materials, excluding green coffee. Under many of our supply arrangements for these raw materials, the price we pay fluctuates along with certain changes in underlying commodities costs, such as aluminum in the case of cans and ends, natural gas in the case of glass bottles, resin in the case of pods, PET bottles and caps, corn in the case of sweeteners and pulp in the case of paperboard packaging.

Green coffee. We purchase green coffee through outside brokers. We also develop and pursue direct relationships with farms, estates, cooperatives, and cooperative groups in order to support our broader traceability and sustainable supply chain initiatives.

Energy and transportation costs. In addition to ingredients and packaging costs, we are significantly impacted by changes in fuel costs, which can also fluctuate substantially, due to the large truck fleet we operate in our distribution operations and the energy costs consumed in the production process. The fuel costs associated with our distribution operations are reflected within our SG&A expenses.

We are also significantly impacted by changes in other transportation costs, such as ocean freight and tariffs. Transportation costs associated with the transportation and import of certain raw materials and finished goods to our manufacturing and distribution facilities are reflected within cost of sales.

Our Intellectual Property

Trademarks and Patents

We possess a variety of intellectual property rights that are important to our business. We rely on a combination of trademarks, copyrights, patents and trade secrets to safeguard our proprietary rights, including our brands, our technologies, and ingredient and production formulas for our products.

We own numerous trademarks in our portfolio within the U.S., Canada, Mexico and other countries. Depending upon the jurisdiction, trademarks are valid as long as they are in use and/or their registrations are properly maintained.

In many countries outside the U.S., Canada and Mexico, the manufacturing and distribution rights to many of our CSD brands, including our Dr Pepper trademark and formula, are owned by third parties including, in certain cases, competitors such as Coca-Cola.

We hold U.S. and international patents related to Keurig brewers and K-Cup pod technology. Of these, a majority are utility patents and the remainder are design patents. We view these patents as valuable assets but we do not view any single patent as critical to our success. We also have pending patent applications associated with Keurig brewers and K-Cup pod technology. We take steps that we believe are appropriate to protect such innovation.

Licensing Arrangements

We license various trade names from our partners in order to manufacture K-Cup pods. Although these licenses vary in length and other terms, they generally are long-term, cover the entire U.S. and/or Canada and generally include an upfront payment to the partner in order to use their trade names to manufacture and/or distribute the K-Cup pods.

For CSDs and NCBs, we license various trademarks from third parties, which generally allow us to manufacture and distribute certain products or brands throughout the U.S. and/or Canada and Mexico. For example, we license trademarks for Sunkist soda, Stewart's, Rose's and Margaritaville from third parties. Although these licenses vary in length and other terms, they generally are long-term, cover the entire U.S. and/or Canada and Mexico and generally include a royalty payment to the licensor.

For CSDs and NCBs in emerging and fast growing categories where we may not currently have a brand presence, we license various trademarks from third party partners, which generally allow us to manufacture and distribute certain products or brands throughout the U.S., Canada or Mexico. These partners view us as a distributor with strong route-to-market resources to grow their brands. Although these licenses vary in length and other terms, they generally are long-term, cover the entire U.S. and/or Canada and Mexico, and generally require a payment from the partner if the licensing agreement is terminated. In some instances, we make investments in these companies, which may include a path to acquire the company after a period of time based on a pre-determined formula. As of December 31, 2022, our portfolio of partner brands included, but was not limited to, evian water, Polar Beverages seltzer water, Vita Coco coconut water, A Shoc energy drinks, and Peet's RTD Coffee. In December 2022, we also added Nutrabolt's C4 line of energy drinks to our portfolio, with distribution expected in early 2023.

OUR HUMAN CAPITAL RESOURCES

Our Employees

We have nearly 28,000 employees, primarily located in North America. In the U.S., we have approximately 22,100 employees, of which approximately 5,300 employees are covered by union collective bargaining agreements. In Mexico, we have approximately 4,500 employees, of which approximately 3,000 are covered by union collective bargaining agreements. In Canada, we have approximately 1,400 employees, with approximately 500 covered by union collective bargaining agreements. We also have a small number of employees in Europe and Asia.

Our collective bargaining agreements generally address working conditions, as well as wage rates and benefits, and expire over varying terms over the next several years. We generally believe that these agreements can be renegotiated on terms satisfactory to us as they expire and that we have good relationships with our employees and their representative organizations.

Our compensation programs are designed to ensure that we attract and retain the right talent. We generally review and consider median market pay levels when assessing total compensation, but pay decisions are based on a more comprehensive set of considerations such as company performance, individual performance, experience, and internal equity. We continually monitor key talent metrics including employee engagement and employee turnover.

Our employee benefits programs strive to deliver competitive benefits that are effective in attracting and retaining talent, that create a culture of well-being and inclusiveness, and that meet the diverse needs of our employees. Our total package of benefits is designed to support the physical, mental, and financial health of our employees, and we currently provide access to medical, dental, vision, life insurance and retirement benefits, as well as disability benefits, and assistance with major life activities such as adoption, childbirth, and eldercare, among other benefits.

Our Culture

Together with our employees, we created a set of core values that are a unifying force for our team and are the cornerstone of KDP's culture. These core values are:

- Team First. Win together. Be the kind of person you want on your team.

- Deliver Big. Achieve our commitments. Then push beyond the expected.

- Think Bold. Challenge the usual. Dare to try something new.

- Be Fearless and Fair. Tell the truth with courage. Listen and act with respect.

Additionally, we have adopted a corporate code of conduct that applies to all of our employees, officers and our Board, which lays the foundation for ethical behavior for our team. Our code of conduct is available on our website at http://www.keurigdrpepper.com.

Employee Health and Safety

KDP uses a wide variety of strategies and programs to support the health and safety of our employees. From training on risks from non-routine tasks, such as unexpected maintenance on equipment, to installing automated systems to prevent trailers from shifting during loading and unloading, our Environmental Health & Safety team considers all aspects of what our employees may encounter and works to minimize risk. Key to these efforts are data and preventive actions. KDP measures Lost Time Incident Rate, a reliable indication of Total Recordable Injuries Rate severity, and uses a risk reduction process that thoroughly analyzes injuries and near misses.

Diversity and Inclusion

In 2020, we began to focus on accelerating our work in the area of diversity and inclusion, and we made significant progress, despite the pandemic. We approached this effort as we approach critical business priorities, using our playbook from integration and transformation initiatives. As part of this process, we established executive-level governance, including participation by our Chairman and CEO, as well as a Diversity and Inclusion leadership team, comprised of committed leaders from across KDP to help set priorities and lead two-way dialogue throughout the organization, and launched our Employee Resource Groups, among other initiatives.

Global Employee Snapshot as of December 31, 2022



Total Employees
Not disclosed
1%
Female
19%
Male
80%

Director + Employees
Not disclosed
1%
Female
31%
Male
68%

U.S. Employee Snapshot as of December 31, 2022



Total Employees
Not Disclosed
1%
White
51%
People of Color
48%

Director + Employees
Not Disclosed
4%
People of Color
18%
White
78%

SEASONALITY OF OUR BUSINESS

The beverage market is subject to some seasonal variations. Our cold beverage sales are generally higher during the warmer months, while hot beverage sales are generally higher during the cooler months. Overall beverage sales can also be influenced by the timing of holidays and weather fluctuations. Sales of brewers and related accessories are generally higher during the second half of the year due to the holiday shopping season.

GOVERNMENTAL REGULATIONS ON OUR BUSINESS

In the normal course of our business, we are subject to a variety of federal, state and local laws and regulations in the countries in which we do business. Regulations apply to many aspects of our business, including our products and their ingredients, manufacturing, safety, labeling, transportation, recycling, advertising and sale. For example, our products and their manufacturing, labeling, marketing and sale in the U.S. are subject to various aspects of the Federal Food, Drug, and Cosmetic Act, the Federal Trade Commission Act, the Robinson-Patman Act, the Clayton Act, the Sherman Act, the Lanham Act, state consumer protection laws and state warning and labeling laws, such as Proposition 65. Certain cities and municipalities within the U.S. have also passed various taxes on the distribution of sugar-sweetened and diet beverages, which are at different stages of enactment. In Canada, Mexico and the European Union, the manufacturing, distribution, marketing and sale of many of our products are also subject to similar statutes and regulations.

Various states, provinces and other authorities require deposits, eco-taxes, extended producer responsibility laws, or fees on certain products or packaging. Similar legislation or regulations may be proposed in the future at local, state and federal levels, both in the U.S. and elsewhere. In Mexico, the government has encouraged the beverage industry to comply voluntarily with collection and recycling programs for plastic materials, and we are in compliance with these programs.

CORPORATE RESPONSIBILITY

We are committed to acting responsibly, and our ambition is to ensure our beverages make a positive impact with every drink. *Drink Well. Do Good.* is our corporate responsibility platform. Under this platform, we focus on our greatest opportunities for impact in our supply chain, the environment, our people and communities, and on the health and well-being of our consumers. We are committed to transparency and disclosure of corporate responsibility strategies, programs, progress and governance. Our Corporate Responsibility Report, which is issued annually, is available on our website at www.keurigdrpepper.com.

Environment

Circular Economy

Sustainable packaging is a top priority for us, and we continue to innovate for circular solutions across our portfolio. We contribute to the circular economy via our public goals to convert our packaging to be recyclable or compostable and to use more post-consumer recycled content across our packaging portfolio, including plastics.

Improving packaging solutions for product quality, consumer use, recoverability and reuse requires collaboration of all parties along the value chain. Using our strength in forming partnerships, we collaborate closely with a number of stakeholders, including industry groups, non-governmental organizations and coalitions, to move our commitments beyond independent ambitions to collective action.

Climate Change

KDP is working to address climate change and build the resilience of our business and supply chain. Our approach includes a corporate policy, governance structures and transparency. Our targets have been approved by the Science Based Targets initiative and are in line with the reductions that are required to meet the Paris Agreement on climate change goal of keeping global warming well below 2 degrees Celsius. Our climate goals provide a path for us to reduce our share of greenhouse gas emissions from our 2018 baseline through continuation of existing efforts, like improving energy efficiency in our operations, and the development of new focus areas, such as packaging improvements and value chain engagement. We report non-financial data annually on our climate efforts to CDP Climate.

Water Stewardship

Water is a precious natural resource that is essential to our business. As water is the primary ingredient in most of our beverages, we have a particular responsibility to be good stewards of water use in our operations, our communities and throughout our supply chain. Our water stewardship goals are focused on safeguarding water resources and building healthy communities resilient to climate change.

We conduct periodic water risk assessments of our operations and supply chain. To refine our understanding of challenges for our high water-risk sites, we assess each site in the context of the surrounding watershed, the local water issues and other local entities' interest and perspective on those issues. We have public goals and programs to both increase operational efficiency and to replenish water through conservation and restoration projects with conservation organizations in communities where we operate that have high water risk. We report non-financial data annually on our water stewardship efforts to CDP Water.

Supply Chain

We identify key suppliers, farmers and business partners to encourage sustainable practices across our supply chain. We are committed to responsibly sourcing coffee, cocoa, and other priority crops, relying on third-party certifications and verification programs to foster social, environmental and economic protections. We aim to responsibly source manufactured products by prioritizing and engaging key suppliers to implement and maintain effective social and environmental management systems in their own operations. We continue to build out new programs focused on supporting regenerative agriculture and conservation in our coffee, corn and apple supply chains, as well as advancing inclusion and improving livelihoods for the people in KDP's upstream supply chain. Our participation in the Business for Inclusive Growth (B4IG) coalition continues to inform our efforts around an inclusive sourcing approach for KDP.

Health and Well-Being

We are committed to providing a balanced portfolio of beverage options and the resources consumers need to make informed choices for positive hydration, including an expansion of our product offerings that deliver nutritional and functional benefits, as well as reducing sugar and calories. We have dramatically transformed our portfolio over the past decade, offering a low- or no-calorie option for virtually every full-calorie brand in our portfolio, and we have also added smaller portion-size offerings. In 2022, we launched our updated KDP Product Facts website, found at www.kdpproductfacts.com, which contains important nutrition, certification, and allergen information to empower consumers to make informed decisions and find products that meet their needs.

OTHER INFORMATION

Our website address is www.keurigdrpepper.com. Information on our website is not incorporated by reference in this document. We make available, free of charge through this website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

MARKET AND INDUSTRY DATA

The market and industry data in this Annual Report on Form 10-K is from IRi, an independent industry source, and is based on retail dollar sales and sales volumes in 2022. Although we believe that this independent source is reliable, we have not verified the accuracy or completeness of this data or any assumptions underlying such data. IRi is a marketing information provider, primarily serving consumer packaged goods manufacturers and retailers. We use IRi data as our primary management tool to track market performance because it has broad and deep data coverage, is based on consumer transactions at retailers, and is reported to us monthly. IRi data provides measurement and analysis of marketplace trends such as market share, retail pricing, promotional activity and distribution across various channels, retailers and geographies. Measured categories provided to us by IRi include K-Cup pods, CSDs, including energy drinks and carbonated waters, and NCBs, including RTD teas and coffee, single-serve and multi-serve juice and juice drinks, sports drinks, still waters and non-alcoholic mixers. IRi also provides data on other food items such as apple sauce. IRi data we present in this report is from IRi service, which compiles data based on scanner transactions in key retail channels, including grocery stores, mass merchandisers (including Walmart), club stores (excluding Costco), drug chains, convenience stores and gas stations. However, this data does not include the fountain or vending channels, or small independent retail outlets, which together represent a meaningful portion of the U.S. beverage market. This data does not include certain customers and e-commerce sales which represents a significant portion of our Coffee Systems segment.

Our market share data for our brewers is based on information provided by NPD. NPD data is based upon Consumer Panel Track SM (consumer-reported sales) calibrated with selected retailers' point of sale data, based on NPD's definition of the coffeemaker category. The data presented is based upon The NPD/Consumer Tracking Service for Coffeemakers in the U.S. and represents the twelve month period ended December 31, 2022.

ITEM 1A.   RISK FACTORS

RISKS RELATED TO OUR OPERATIONS

Costs and supply for inputs to our products, including raw materials and transportation, may change substantially and shortages have occurred and may continue to occur.

We have been, and may continue to be, affected by supply chain constraints and labor shortages driven by overall macroeconomic and geopolitical uncertainty, largely caused by the COVID-19 pandemic and the Russian invasion of Ukraine. The resulting impacts on the global economy have led to supply chain disruptions and significant inflation in input costs, logistics, manufacturing and labor costs, which have impacted our results of operations in the current year and may continue to do so in the future.

Our raw materials are sourced from industries characterized by a limited supply base, and their cost can fluctuate substantially. Under many of our supply arrangements, the price we pay for raw materials fluctuates along with certain changes in underlying commodities costs. Price increases for our raw materials have placed pressure on our costs and could continue to do so, and we may not be able to effectively hedge or pass along any such increases to our customers or consumers. Furthermore, any price increases passed along to our customers or consumers could significantly reduce demand for our products and could negatively affect our business and financial performance. In addition, price decreases in commodities that we have effectively hedged could also increase our cost of goods sold for mark-to-market changes in the derivative instruments.

Our principal raw materials in our coffee business include coffee beans and K-Cup pod raw materials (including cups, filter paper and other ingredients) used in the manufacturing of our K-Cup pods. We purchase, roast and sell high-quality whole bean coffee and related coffee products. The quality of the coffee we seek tends to trade on a negotiated basis at a premium above the "C" price of coffee. This premium depends upon the supply and demand at the time of purchase, and the amount of the premium can vary significantly. Increases in the "C" coffee commodity price increase the price of high-quality coffee and also impact our ability to enter into fixed-price purchase commitments. We frequently enter into supply contracts whereby the quality, quantity, delivery period and other negotiated terms are agreed upon, but the date, and therefore price, at which the base "C" coffee commodity price component will be fixed has not yet been established. These are known as price-to-be-fixed contracts.

The supply and price of crops we purchase, such as coffee, apples, and corn, can also be affected by multiple factors in the producing countries, including weather, natural disasters, crop disease (such as coffee rust), general cost increases in farm inputs and costs of production, inventory levels and political and economic conditions, as well as the actions of certain organizations and associations that have historically attempted to influence prices of various commodities through agreements establishing export quotas or by restricting supplies.

Ongoing speculation in global trading of commodities, such as coffee, has and may continue to influence prices. If we are unable to purchase sufficient quantities of our commodities due to any of the factors described herein or a worldwide or regional shortage, we may not be able to fulfill the demand for our products, which could have an adverse impact on our business and financial results.

We also have a limited number of suppliers for certain strategic raw materials critical to our operations. We may have limited leverage to negotiate with these suppliers, which could negatively affect our operations and the financial performance of our business. In addition, in order to ensure a continuous supply of high-quality raw materials, some of our inventory purchase obligations include long-term purchase commitments for certain strategic raw materials. The timing of these may not always coincide with the period in which we need the supplies to fulfill customer demand. This could lead to higher and more variable inventory levels and/or higher raw material costs for us.

If our suppliers are unable or unwilling to meet our requirements, we could suffer shortages or substantial cost increases. Changing suppliers can require long lead times. The failure of our suppliers to meet our needs could occur for many reasons, including fires, natural disasters, weather, manufacturing problems, disease, widespread illness (such as the COVID-19 pandemic), crop failure, strikes, transportation disruption, government regulation, political instability, cybersecurity attacks and terrorism. A failure of supply could also occur due to suppliers' financial difficulties, including bankruptcy. Some of these risks may be more acute where the supplier or its plant is located in riskier or less-developed countries or regions. Any significant interruption to supply or cost increase could substantially harm our business and financial performance.

Some of our raw materials and finished products are sourced or manufactured overseas and shipped to the U.S. and Canada. Changes in the global ocean transport market, including shortages of shipping containers and availability of U.S. and Canadian ports, have resulted in and may continue to result in increased costs of transportation for our raw materials and finished products, which may impact our results of operations.

In addition, we use a significant amount of energy in our business, and therefore may be significantly impacted by changes in fuel costs due to the large truck fleet we operate in our distribution business and our use of third-party carriers. An increase in the price, disruption of supply, or shortage in fuel and other energy sources could also increase our suppliers' operating costs and indirectly impact our results of operations.

We operate in intensely competitive categories.

The industry in which we operate is highly competitive and continues to evolve in response to changing consumer preferences. Some of our competitors, such as Coca-Cola, PepsiCo, The Kraft Heinz Company and Nestlé S.A., are multinational corporations with significant financial resources. These competitors can use their resources and scale to rapidly respond to competitive pressures and changes in consumer preferences by introducing new products, changing their route to market, reducing prices or increasing promotional activities. We also compete with a number of smaller brands and a variety of smaller, regional and private label manufacturers. Smaller companies may be more innovative, better able to bring new products to market and better able to quickly exploit and serve niche markets. We also compete for contract manufacturing with other bottlers and manufacturers. In Canada, Mexico and the Caribbean, we compete with many of these same international companies as well as a number of regional competitors.

Our sales may be negatively affected by numerous factors including our inability to maintain or increase prices, our inability to effectively promote our products, ineffective advertising and marketing campaigns, new entrants into the market, the decision of wholesalers, retailers or consumers to purchase competitors' products instead of ours, increased marketing costs and higher in-store placement and slotting fees driven by our competitors' willingness to spend aggressively. Competitive pressures may also cause us to reduce prices we charge customers or may restrict our ability to increase such prices. In addition, the rapid growth of e-commerce may create additional consumer price deflation by, among other things, facilitating comparison shopping, and could potentially threaten the value of some of our legacy route-to-market strategies and thus negatively affect revenues.

A significant percentage of the Coffee Systems segment's financial performance is attributable to sales of K-Cup pods for use with Keurig brewing systems. We compete for sales of K-Cup pods against local and regional brands, as well as against private label brands developed by retailers. Our ability to gain or maintain share of sales in the countries in which we operate or in various local marketplaces or maintain or enhance our relationships with our partners and customers may be limited as a result of actions by competitors, including as a result of increased consolidation in the food and beverage industry and a significant increase in the number of competitive pod contract manufacturers.

Continued acceptance of Keurig brewers and sales of K-Cup pods to an increasing installed customer base are significant factors in our Coffee Systems' growth plans. Any substantial or sustained decline in the sale of Keurig brewers, failure to continue to reduce the cost of Keurig brewers, or substantial or sustained decline in the sales of K-Cup pods could materially and adversely affect our business. Keurig brewers compete against all sellers and types of coffeemakers. If we do not succeed in continuing to reduce the costs of manufacturing Keurig brewers or differentiating Keurig brewers from our competitors in the coffeemaker category, based on technology, quality of products, desired brands or otherwise, or our competitors adopt their respective strategies, our competitive position may be weakened.

Concerns about the safety, quality, or health effects of our products could negatively affect our business.

The success of our business depends in part on our ability to maintain consumer confidence in the safety and quality of all of our products, including beverage products, their ingredients and packaging, and our brewers. We have various quality, environmental, health and safety supply chain standards. A failure or perceived failure to meet our quality or safety standards, including product contamination or tampering, or allegations of mislabeling, whether actual or perceived, could occur in our operations or those of our bottlers, manufacturers, distributors or suppliers. This could result in time consuming and expensive production interruptions, recalls, market withdrawals, product liability claims, and negative publicity. It could also result in the destruction of product inventory, lost sales due to the unavailability of product for a period of time, fines from applicable regulatory agencies, and higher-than-anticipated rates of warranty returns and other returns of goods. Moreover, negative publicity may result from false, unfounded or nominal liability claims or limited recalls.

In addition, adverse public opinion, third-party studies or other allegations, whether or not valid, regarding the perceived or potential negative health effects of ingredients in our beverage products, or substances in our packaging materials may lead to additional government regulation, new or increased taxes on our products, actual or threatened legal action against us, and a negative consumer perception of our products, any of which could result in decreased demand for our products or reformulations of existing products to remove such ingredients or substances, which may be costly and reduce their appeal.

Any or all of these events may lead to a loss of consumer confidence and trust, could damage the goodwill associated with our brands and may cause consumers to choose other products and could negatively affect our business and financial performance.

We may not effectively respond to changing consumer preferences and shopping behavior, which could impact our financial results.

Consumers' preferences continually evolve due to a variety of factors, including changing demographics of the population, social trends, changes in consumer lifestyles and consumption patterns, concerns or perceptions regarding the health effects of products, concerns regarding the location of origin or source of ingredients and products, changes in consumers' spending habits, negative publicity, economic downturn or other factors. For example, consumers are increasingly concerned about health and wellness, focusing on the caloric intake associated with regular CSDs, the use of artificial sweeteners in diet CSDs, and the use of natural, organic or simple ingredients in beverages. The demand for CSDs has therefore decreased as consumers have shifted towards NCBs, such as water, RTD coffee and teas, and sports drinks. If we do not effectively anticipate and respond to these changing trends and consumer beverage preferences, our sales and growth could suffer.

Consumers are also increasingly focused on sustainability, with particular attention to the recyclability of product packaging, reducing consumption of single-use plastics and non-recyclable materials, and the environmental impact of manufacturing operations. If we do not meet consumer demands by continuing to provide recyclable packaging options and focusing on sustainability throughout our manufacturing operations, our sales could suffer.

In addition, consumer shopping behavior is rapidly evolving due to both changes in travel, vacation and leisure activity patterns and the acceleration of e-commerce and other methods of purchasing products. If we are unable to meet the consumer where and when they desire their products or if we are unable to respond to changes in distribution channels (including e-commerce), our financial results could be adversely impacted.

We have been, and may continue to be, adversely impacted by significant reductions in demand or significant volatility in demand for one or more of our products, as a result of, among other things: the temporary inability of consumers to purchase our products due to illness, quarantine or other restrictions, store closures, or financial hardship, shifts in demand away from one or more of our higher priced products to lower priced products, or stockpiling or similar activity, reduced options for marketing and promotion of products or other restrictions in connection with widespread illness such as the COVID-19 pandemic; such impacts could further increase the difficulty of operating our business during the pandemic, including accurately planning and forecasting customer demand.

If we do not innovate rapidly and successfully to respond to shifting consumer demands, our business may suffer. Achieving growth depends on our successful development, introduction and marketing of innovative new products and line extensions. There are inherent risks associated with new product or packaging introductions, including uncertainties about trade and consumer acceptance or potential impacts on our existing product offerings. We may be required to increase expenditures for new product development. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect, and maintain necessary intellectual property rights, and to avoid infringing upon the intellectual property rights of others. We must also be able to respond successfully to technological advances by and intellectual property rights of our competitors, and failure to do so could compromise our competitive position and impact our product sales, financial condition, and operating results.

If we do not successfully manage our investments in new business strategies or integrate and manage our acquired businesses or brands, our operating results may adversely be affected.

From time to time, we acquire businesses or brands, invest in emerging companies and/or form joint ventures, and enter into various licensing and distribution agreements to expand our product portfolio. In evaluating such endeavors, we are required to make difficult judgments regarding the value of business strategies, opportunities, technologies and other assets, and the risks and cost of potential liabilities. Furthermore, we may incur unforeseen liabilities and obligations in connection with any such transaction, including in connection with the integration or management of the acquired businesses or brands and may encounter unexpected difficulties and costs in integrating them into our operating and internal control structures. We may also experience delays in extending our respective internal control over financial reporting to newly acquired businesses, which may increase the risk of failure to prevent misstatements in our financial records and in our consolidated financial statements. We also regularly pursue productivity initiatives, which are focused on cost savings and tax strategies in procurement, manufacturing, and logistics. These strategic initiatives may include investments in new technologies and optimization and relocation of our manufacturing and distribution footprint. New ventures and investments are inherently risky and may not be successful, and we may face challenges in achieving strategic objectives and other benefits expected from such investments or ventures. Any acquisitions, investments or ventures may also disrupt ongoing business activity or result in the diversion of management attention and resources from other initiatives and operations.

Our financial performance will depend in large part on how well we can manage and improve the performance of acquired businesses or brands and the success of our other investments and ventures. We may not achieve the strategic and financial objectives for such transactions. If we are unable to achieve such objectives, our consolidated results could be negatively affected.

Our facilities and operations will require substantial investment and upgrading, and those investments may not achieve the intended financial benefits of such investment.

We continue to incur significant costs to upgrade or keep up-to-date various facilities and equipment or restructure our operations, including closing existing facilities or opening new ones. Additionally, we rely on third parties for the construction and renovation of our facilities and manufacturing of our production equipment. We have ongoing programs to invest and upgrade our manufacturing, distribution and other facilities, including expansive investments in manufacturing facilities in Spartanburg, South Carolina; Newbridge, Ireland; and Allentown, Pennsylvania.

If our investment and restructuring costs are higher than anticipated, the investments and upgrades are not sufficient to meet our near-term future business needs, our business does not develop as anticipated to appropriately utilize new or upgraded facilities, or third parties fail to complete the construction or renovation of facilities or production equipment in a timely manner or in accordance with our specifications, our costs and financial performance could be negatively affected. As a result of the COVID-19 pandemic and other business disruptions, we have experienced delays in the construction of certain of our new facilities and the production equipment contained within, and we may continue to experience such delays.

Substantial disruption at our manufacturing and distribution facilities could occur.

A disruption at our manufacturing and distribution facilities could have a material adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers, bottlers, contract manufacturers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, widespread illness (such as the COVID-19 pandemic), strikes, labor shortages, transportation or supply interruption, contractual dispute, government regulation, cybersecurity attacks or terrorism. Moreover, if demand increases beyond our production capabilities, we would need to either expand our capabilities internally or acquire additional capacity. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more than existing facilities or may take a significant time to start production, each of which could negatively affect our business and financial performance.

Our intellectual property rights could be infringed or we could infringe the intellectual property rights of others, and adverse events regarding licensed intellectual property, including a third party's termination of distribution rights licensed to us, could harm our business.

We possess intellectual property that is important to our business. This intellectual property includes ingredient formulas, trademarks, copyrights, patents, business processes and other trade secrets. We and third parties, including competitors, could come into conflict over intellectual property rights. Litigation could disrupt our business, divert management attention and cost a substantial amount to protect our rights or defend against claims. We cannot be certain that the steps taken to protect our rights will be sufficient or that others will not infringe or misappropriate our rights. If we are unable to protect our intellectual property rights, our brands, products and business could be harmed.

We also license various trademarks from third parties and license our trademarks to third parties. In some countries, third parties own certain trademarks or other intellectual property that we own in the U.S., Canada or Mexico. For example, the Dr Pepper trademark and formula is owned by Coca-Cola outside North America. Adverse events affecting those third parties or their products could also negatively impact our brands.

In some cases, we license rights to distribute third-party products. The licensor may be able to terminate the license arrangement upon an agreed period of notice, in some cases without payment to us of any termination fee. The termination of any material license arrangement could adversely affect our business and financial performance.

RISKS RELATED TO OUR FINANCIAL PERFORMANCE

Determinations in the future that a significant impairment of the value of our goodwill and other indefinite-lived intangible assets has occurred could have a material adverse effect on our operating results.

As of December 31, 2022, we had $51,837 million of total assets, of which $20,072 million were goodwill and $23,183 million were other intangible assets. Intangible assets include both definite and indefinite-lived intangible assets in connection with brands, trade names, acquired technology, customer relationships and contractual arrangements. We conduct impairment tests on goodwill and all indefinite-lived intangible assets annually, as of October 1, or more frequently if circumstances indicate that all or a portion of the carrying amount of an asset may not be recoverable.

The impairment tests require us to make an estimate of the fair value of our reporting units and other intangible assets. An impairment was recently recorded and could be recorded again as a result of changes in assumptions, estimates or circumstances, some of which are beyond our control. Factors which could result in an impairment include, but are not limited to: (i) reduced demand for our products and/or the product category resulting in diminished long-term revenue growth; (ii) higher commodity or transportation prices; (iii) lower prices for our products or increased marketing as a result of increased competition; (iv) not achieving forecasted productivities; (v) significant disruptions to our operations as a result of both internal and external events; and (vi) changes in our discount rates, which could change due to factors such as movement in risk free interest rates, changes in general market interest rates and market beta volatility and changes to management's view of forecasted risk, among others. Since a number of factors may influence determinations of fair value of intangible assets, we are unable to predict whether impairments of goodwill or other indefinite-lived intangibles will occur in the future. Any such impairment would result in us recognizing a non-cash charge in our Consolidated Statements of Income, which could adversely affect our results of operations and increase our effective tax rate.

Our level of indebtedness could adversely affect us, including decreasing our business flexibility and increasing our interest expense.

In the future, we may be required to raise substantial additional financing to fund working capital, capital expenditures, the repayment or refinancing of our indebtedness, acquisitions or other general corporate requirements. Our ability to arrange additional financing or refinancing will depend on, among other factors, our financial position and performance, as well as prevailing market conditions and other factors beyond our control. There can be no assurance that we will be able to obtain additional financing or refinancing on terms acceptable to us or at all. If our financial performance does not meet current expectations, our ability to service our indebtedness may be adversely impacted.

Additionally, in assessing our credit strength, credit rating agencies consider our capital structure and financial policies as well as our results of operations and financial position at the time. If our credit ratings were to be downgraded as a result of changes in our capital structure, changes in the credit rating agencies' methodologies in assessing our credit strength, the credit agencies' perception of the impact of credit market conditions on our current or future results of operations and financial position or for any other reason, our cost of borrowing could increase. Furthermore, a significant downgrade in our credit ratings could limit a financial institution's willingness to participate in our accounts payable program and reduce the attractiveness of the accounts payable program to participating suppliers who may sell payment obligations from us to financial institutions. In addition, a significant downgrade in our credit ratings may reduce flexibility of our business to engage in certain transactions, such as the execution and renewal of certain leases.

We negotiate with our suppliers to extend our payment terms to decrease our cash conversion cycle and manage our working capital, and If suppliers are unwilling to meet our customary payment terms, it may limit the pool of potential suppliers. Further, if a reduction in our payment terms with our suppliers occurs, our liquidity may be adversely affected.

As part of ongoing efforts to decrease our cash conversion cycle and maximize our working capital, we negotiate with our suppliers to optimize our terms and conditions, which includes the consideration of payment terms. As part of this process, we strive to seek 360 day payment terms in commercial negotiations with potential suppliers. Excluding our suppliers who require cash at date of purchase or sale, our current payment terms with our suppliers generally range from 10 to 360 days.

If a potential supplier is unwilling to accept 360 day payment terms as a part of the commercial negotiation, we may remove them from consideration, which could limit the overall pool of potential suppliers for selection.

If, during the procurement process, suppliers are either replaced or a supplier's contract is renegotiated, our payment terms may be reduced. If our payment terms are reduced, our ability to maintain our cash conversion cycle to maximize our working capital, as well as our liquidity, may be adversely affected. Additionally, due to these replacements or renegotiations, we may need to utilize various financing arrangements for short-term liquidity.

We cannot guarantee that our share repurchase program will be fully consummated or that our share repurchase program will enhance long-term stockholder value, and share repurchases could increase the volatility of the price of our stock and reduce our free cash flow.

In October 2021, our Board of Directors authorized the Company to repurchase up to $4 billion of our outstanding common stock, beginning on January 1, 2022, potentially enabling us to return value to shareholders. Our repurchase program does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares. Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time. We cannot guarantee that we will repurchase shares or conduct future share repurchase programs, and we cannot guarantee that any such programs will result in long-term increases to shareholder value.

Additionally, significant changes in laws or regulations, including the Inflation Reduction Act of 2022, effective August 16, 2022, which imposes a 1% excise tax on share repurchases that occur after December 31, 2022, may reduce our ability to take advantage of our share repurchase program.

The agreements that govern our indebtedness contain various covenants that impose restrictions on us and may affect our ability to operate our business.

The agreements that govern our indebtedness contain various affirmative and negative covenants that may, subject to certain significant exceptions, restrict our ability, including certain subsidiaries, to incur debt and our ability, including certain subsidiaries, to, among other things, have liens on our property, and/or merge or consolidate with any other person or sell or convey certain of our assets to any one person, and engage in certain sale and leaseback transactions. Our ability, including certain subsidiaries, to comply with these provisions may be affected by events beyond our control. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could accelerate our repayment obligations and could result in a default and acceleration under other agreements containing cross-default provisions. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations.

RISKS RELATING TO LABOR AND EMPLOYMENT

Failure to recruit and retain qualified personnel, or failure to effectively manage changes in our workforce such as labor shortages, employee turnover, and increases in wages, could significantly impact our operations.

Our future success depends upon the continued contributions of senior management and other key personnel and the ability to retain and motivate them. If we are unable to recruit, retain and motivate the senior management team and other key personnel sufficiently to support the projected growth and initiatives of our business, our business and financial performance may be adversely affected.

Disruption in the global economy has exacerbated employee turnover and led to continued labor shortages, particularly in the market for frontline employees in the production and distribution environments. The labor force has been and may continue to be impacted by a number of factors related to macroeconomic and geopolitical uncertainty. Additionally, competition in the labor marketplace for qualified employees has led to increased costs, such as higher wages in order to recruit and retain employees. A prolonged labor shortage or inflation in labor costs could have a significant impact on our business and financial performance.

We may not be able to renew collective bargaining agreements on satisfactory terms, or we could experience union activity, including labor disputes or work stoppages.

Approximately 8,800 of our employees worldwide are covered by collective bargaining agreements. These agreements typically expire every three to four years at various dates. We may not be able to renew our collective bargaining agreements on satisfactory terms or at all. This could result in labor disputes, strikes or work stoppages, which could impair our ability to manufacture and distribute our products and result in a substantial loss of sales. The terms of existing, renewed or expanded agreements could also significantly increase our costs or negatively affect our ability to increase operational efficiency.

Increases in our cost of employee benefits in the future could reduce our profitability.

Our profitability is substantially affected by costs for employee health care, pension and other retirement programs and other benefits. In recent years, these costs have increased significantly due to factors such as increases in health care costs, declines in investment returns on pension assets and changes in discount rates used to calculate pension and related liabilities. These factors will continue to put pressure on our business and financial performance. Although we will actively seek to control increases in costs, there can be no assurance that it will succeed in limiting future cost increases, and continued upward cost pressure could have a material adverse effect on our business and financial performance.

RISKS RELATING TO OUR RELATIONSHIPS WITH THIRD PARTIES

We depend on a small number of large retailers for a significant portion of our sales.

Food and beverage retailers in the U.S. have been consolidating, resulting in large, sophisticated retailers with increased buying power. They are in a better position to resist our price increases and demand lower prices and more favorable trade terms. To the extent we provide concessions or trade terms that are favorable to retailers, our respective margins would be reduced. Retailers also have leverage to require us to provide increased marketing and promotional expenditures, including larger, more tailored promotional and product delivery programs, as well as to demand fines for late or incomplete product shipments. If we and our partners, including bottlers, distributors and licensees, do not successfully provide appropriate marketing, product, packaging, pricing and service to these retailers, our product availability, sales and margins could suffer. In addition, certain retailers make up a significant percentage of our products' retail volume, including volume sold by our bottlers and distributors. Some retailers also offer their own private label products that compete with some of our brands. Accordingly, the success of our business depends in part on our ability to maintain good relationships with key retail customers.

If we are unable to offer terms that are acceptable to our significant customers, or such customers determine that they need fewer inventories to service consumers, these customers could reduce purchases of our products or may increase purchases of products from competitors, which would harm our sales and profitability. Furthermore, the loss of sales from a major retailer could have a material adverse effect on our business and financial performance.

We depend on third-party bottling and distribution companies for a significant portion of our business.

We license rights to third parties to bottle and distribute our products. Net sales from our Beverage Concentrates segment represent sales of beverage concentrates to third-party bottling companies that we do not own. The Beverage Concentrates segment's operations generate a significant portion of our overall income from operations. Some of these bottlers are also our direct competitors, or also bottle and distribute products for our competitors. The majority of these bottlers' business comes from selling either their own products or our competitors' products. In addition, some of the finished products we manufacture are distributed by third parties. As independent companies, these bottlers and distributors make their own business decisions. They may have the right to determine whether, and to what extent, they produce and distribute our products, our competitors' products and their own products. They may devote more resources to other products, prioritize their own products, or take other actions detrimental to our brands.

In most cases, they are able to terminate their bottling and distribution arrangements with us without cause. In some cases, the license agreements include buy-out rights that allow us to exit for a fee, and we may have additional limited termination rights. The termination of any material license arrangement could adversely affect our business and financial performance, and any disputes could be costly and divert management attention. We may need to increase support for our brands in certain territories to maintain our route to market and may not be able to pass price increases through to them. Their financial condition could also be adversely affected by conditions beyond their control, and their business could suffer as a result. Deteriorating economic conditions could negatively impact the financial viability of third-party bottlers.

Failure to maintain strategic relationships with brand owners and private label brands could adversely impact our future growth and business, potentially resulting in the termination of those agreements.

In our Coffee Systems segment, we have entered into strategic relationships for the manufacturing, distribution, and sale of K-Cup pods with partner customers, as well as with retailers for their private label brands. As independent companies, our strategic partners make their own business decisions which may not align with our interests. If we are unable to provide an appropriate mix of incentives to our strategic partners through a combination of premium performance and service, pricing, and marketing and advertising support, or if these strategic partners are not satisfied with our brand innovation and technological or other development efforts, they may take actions that adversely impact us, including entering into agreements with competing pod contract manufacturers or vertically integrating to manufacture their own K-Cup pods. Increasing competition among K-Cup pod manufacturers and moving to vertical integration may result in price compression, which could have an adverse effect on our gross margins. The loss of strategic partners could also adversely impact our future profitability and growth, awareness of Keurig brewers, our ability to attract additional branded or private label parties to do business with us or our ability to attract new consumers to buy Keurig brewers.

In our Packaged Beverages segment, we have entered into strategic relationships for the manufacture and/or distribution of products from partner brand owners in emerging or fast-growing segments in which we may not currently have a brand presence. We are subject to a risk of our partner brands terminating their agreements with us, which could negatively affect our business and financial performance. Within each distribution agreement, we have certain protections in case the partner brands terminate their agreements, such as a one-time termination payment.

We rely on the performance of a limited number of suppliers, manufacturers and order fulfillment companies for our brewers.

A small number of companies, located primarily in Asia, manufacture the vast majority of our brewers, with a majority of the brewers we sell procured from one third-party brewer manufacturer. If these manufacturers are not able to perform, whether as a result of natural disaster, information technology failure, commercial or international trade dispute, or otherwise, or are not able to scale their manufacturing operations to match increasing consumer demand for our brewers at competitive costs, our overall results will be negatively affected.

GENERAL RISK FACTORS

Our financial results may be negatively impacted by recession, financial and credit market disruptions and other economic conditions.

Changes in economic and financial conditions in the U.S., Canada, Mexico or other geographies where we do business may negatively impact consumer confidence and consumer spending, which could result in a reduction in our sales volume and/or switching to lower price offerings. We may be impacted by consumer price sensitivity associated with many of our products. Similarly, disruptions in financial and credit markets worldwide may impact our ability to manage normal commercial relationships with customers, suppliers and creditors. These disruptions could have a negative impact on the ability of our customers to timely pay their obligations, thus reducing our cash flow, or the ability of our vendors to supply materials timely. Additionally, these disruptions could have a negative effect on our ability to raise capital through the issuance of unsecured commercial paper or senior notes.

Although we have no operations in Russia or Ukraine, we have experienced supply chain constraints and inflation in input costs, logistics, manufacturing and labor costs due to the impact of the conflict on the global economy. If continued, the conflict between Russia and Ukraine could result in additional supply chain disruptions, volatility in fuel and commodity prices, and significant fluctuations in foreign exchange rates and interest rates, any of which could adversely impact our results of operations.

We also face counterparty risk for our cash investments and derivative instruments. Declines in the securities and credit markets could also affect our marketable securities and pension fund, which in turn could increase funding requirements.

Deterioration of general macro-economic conditions could have a negative impact on our business, financial condition, results of operations and liquidity due to impacts on our suppliers, customers and operating costs.

Our business depends on developing and maintaining close relationships with our suppliers and on our suppliers' ability and willingness to sell quality products to us at favorable prices and terms. Many factors outside our control may harm these relationships and the ability or willingness of these suppliers to sell us products on favorable terms. Such factors include a general decline in the economy and economic conditions and prolonged recessionary conditions. These events could negatively affect our suppliers' operations and make it difficult for them to obtain the credit lines or loans necessary to finance their operations in the short-term or long-term and meet our product requirements.

Financial or operational difficulties that some of our suppliers may face, including their ability to access working capital, could also increase the cost of the products we purchase from them, the timing of settlement for our obligation to the supplier or our ability to source product from them. We might not be able to pass our increased costs onto our customers and, to the extent these difficulties impact the timing of settlement for our obligation to the supplier, we may have a decrease in our cash flow from operations and may have to use our various financing arrangements for short-term liquidity needs.

Fluctuations in foreign currency exchange rates may adversely affect our operating results.

While our operations are predominately in the U.S., we are exposed to foreign currency exchange rate risk with respect to our sales, expenses, profits, assets and liabilities denominated in the Mexican peso, the Canadian dollar and the Euro, as well as other foreign currencies in which we transact business. As a result, our financial performance may be affected by changes in foreign currency exchange rates. Moreover, any favorable or unfavorable impacts to gross profit, gross margin and income from operations from fluctuations in foreign currency exchange rates are likely to be inconsistent year over year.

Weather, natural disasters, water availability, and climate change or related legislation could adversely affect our business.

Unseasonable or unusual weather, natural disasters or long-term climate changes could add volatility to commodity prices and have the potential to disrupt the availability of raw materials, energy and fuel, our ability to produce our products and may result in reduced demand for our products, which may have a negative effect on our business and financial performance.

Global climate change poses a threat to communities, businesses, farmers and ecosystems across the world. Climate change is already affecting the agricultural sector, and disruptions to crop growing conditions are expected to increase with extreme weather events, increasing temperatures, and changing water availability. Water is the main ingredient in substantially all of our products. Climate change may cause water scarcity and a deterioration of water quality in areas where we maintain operations. The competition for water among domestic, agricultural and manufacturing users is increasing in the countries where we operate, and as water becomes scarcer or the quality of the water deteriorates, we may incur increased production costs or face manufacturing constraints which could negatively affect our business and financial performance. Even where water is widely available, water purification and waste treatment infrastructure limitations could increase costs or constrain our operations.

We are also faced with the impact of disruptions to crop growing conditions as a result of changing weather patterns, which can cause changes in geographical ranges of crops, as well as weeds, diseases and pests that affect those crops. These impacts may limit availability or increase the price volatility of key agricultural commodities, such as coffee, corn and tea, which are important sources of ingredients for our products.

Concern over climate change, including global warming, has led to legislative and regulatory initiatives directed at limiting greenhouse gas emissions. For example, proposals that would impose mandatory requirements on greenhouse gas emissions continue to be considered by policy makers in the countries in which we will operate. Laws enacted that directly or indirectly affect our production, distribution, packaging, cost of raw materials, fuel, ingredients and water could all negatively impact our business and financial results.

U.S. and international laws and regulations could adversely affect our business.

Our products are subject to a variety of federal, state and local laws and regulations in the U.S., Canada, Mexico and other countries in which we conduct business. These laws and regulations apply to many aspects of our business including the manufacture, safety, sourcing, labeling, storing, transportation, marketing, advertising, distribution and sale of our products. Other laws and regulations that may impact our business relate to competition, the environment, relations with distributors and retailers, employment, privacy, health and trade practices. Our expanding international business will also expose us to economic factors, regulatory requirements, increasing competition and other risks associated with doing business in foreign countries. Our international business is also subject to U.S. laws, regulations and policies, including anti-corruption and export laws and regulations.

Violations of these laws or regulations in the manufacturing, safety, sourcing, labeling, storing, transportation, advertising, distribution and sale of our products could damage our reputation and/or result in criminal, civil or administrative actions with substantial financial penalties and operational limitations. In addition, any significant change in such laws or regulations or their interpretation, or the introduction of higher standards or more stringent laws or regulations, could result in increased compliance costs or capital expenditures or significant challenges to our ability to continue to produce and sell products that generate a significant portion of our sales and profits. For example, changes in laws related to packaging materials or the use or disposal of plastics or special taxes on soft drinks or ingredients could increase our costs. In addition, changes in legislation imposing tariffs on or restricting the importation of our products or raw materials required to make our products, restricting the sale of K-Cup pods, requiring compostability of K-Cup pods, limiting the ability of consumers to put K-Cup pods into municipal waste or recycling streams could, at least for some period of time, cut off a significant source of our sales and profits. Changes in bottle deposit and recycling laws, including requiring manufacturers of K-Cup pods to pay responsible producer or other fees to either governmental or non-governmental entities in connection with the collection, recycling, or disposition of K-Cup pods, may support our corporate responsibility objectives and goals, but could increase our costs.

We depend on key information systems and third-party service providers.

We depend on key information systems to accurately and efficiently transact our business, provide information to management and prepare financial reports. We rely on third-party providers for a number of key information systems and business processing services, including hosting, collecting, storing and transmitting our primary data center and processing various accounting and transactional services. An offshore shared service center managed by third parties provides lower cost services to conduct our business, including a number of accounting, tax, IT programming and monitoring services, and computing functions. If any of these third-party service providers or vendors do not perform effectively, or if we fail to adequately monitor their performance (including compliance with service level agreements or regulatory or legal requirements), we may have to incur additional costs to correct errors made by such service providers, our reputation could be harmed or we could be subject to litigation, claims, legal or regulatory proceedings, inquiries or investigations. In addition, the management of multiple third-party service providers increases operational complexity and decreases our control.

Our information systems contain proprietary and other confidential information related to our business. These systems and services are vulnerable to interruptions or other failures resulting from, among other things, natural disasters, terrorist attacks, software, equipment or telecommunications failures, processing errors, computer viruses, other security issues or supplier defaults. Security, backup and disaster recovery measures may not be adequate or implemented properly to avoid such disruptions or failures. Any disruption or failure of these systems or services could cause substantial errors, processing inefficiencies, security breaches, inability to use the systems or process transactions, loss of customers or other business disruptions, all of which could negatively affect our business and financial performance.

In addition, because we primarily accept debit and credit cards for payment in our e-commerce channel, we are subject to the PCI Standard, issued by the Payment Card Industry Security Standards Council. The PCI Standard contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing and transmission of cardholder data. We are in compliance with the PCI Standard. However, complying with the PCI Standard and implementing related procedures, technology and information security measures requires significant resources and ongoing attention. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology, or the maintenance and support of existing systems and technology, to maintain compliance with the PCI Standard could also disrupt or reduce the efficiency of our operations. Further, even though we are compliant with the PCI Standard, we still may not be able to prevent security breaches. Any material interruptions or failures in our payment-related systems could negatively affect our business and financial performance.

In addition, some of our commercial partners may receive or store information provided by us or our users through their websites, including information entrusted to them by customers. If we or these third-party commercial partners fail to adopt or adhere to adequate information security practices, or fail to comply with their respective online policies, or in the event of a breach of our networks, our users' data and customer information may be improperly accessed, used or disclosed.

As cybersecurity attacks continue to evolve and increase, our information systems and those of our third party service providers have been and may in the future be penetrated or compromised by internal and external parties intent on extracting confidential information, disrupting business processes or corrupting information. These risks could arise from external parties or from acts or omissions of internal or service provider personnel. Such unauthorized access could disrupt our business and could result in the loss of assets, litigation, regulatory actions or investigations, remediation costs, damage to our reputation and failure to retain or attract customers following such an event, which could adversely affect our business.

Our use of information technology and third party service providers exposes us to cybersecurity breaches and other business disruptions that could adversely affect us.

We use information technology and third party service providers to support our global business processes and activities, including supporting critical business operations; communicating with our suppliers, customers and employees; maintaining financial information and effective accounting processes and financial and disclosure controls; engaging in mergers and acquisitions and other corporate transactions; conducting research and development activities; meeting regulatory, legal and tax requirements; and executing various digital marketing and consumer promotion activities. Global shared service centers managed by third parties provide an increasing amount of services to conduct our business, including a number of accounting, internal control, information technology, human resources and computing functions.

Continuity of business applications and services has been, and may in the future be, disrupted by events such as infection by viruses or malware. Our continuity of business applications and operations has been, and may in the future be, also disrupted by other cybersecurity attacks; issues with or errors in systems' maintenance or security; migration of applications to the cloud; power outages; hardware or software failures; denial of service; telecommunication failures; natural disasters; terrorist attacks; and other catastrophic occurrences. Further, cybersecurity breaches of our or third party systems, whether from circumvention of security systems, denial-of-service attacks or other cyberattacks, hacking, phishing attacks, computer viruses, ransomware or malware, employee or insider error, malfeasance, social engineering, physical breaches or other actions may cause confidential information belonging to us or our employees, customers, consumers, partners, suppliers, or governmental or regulatory authorities to be misused or breached. When risks such as these materialize, the need for us to coordinate with various third party service providers and for third party service providers to coordinate amongst themselves might make it more challenging to resolve the related issues. Additionally, in the event of a cybersecurity breach, confidential information that we process and maintain about our employees or consumers through our e-commerce platform could potentially be exposed. If our controls, disaster recovery and business continuity plans or those of our third party providers do not effectively respond to or resolve the issues related to any such disruptions in a timely manner, our product sales, financial condition and results of operations may be materially and adversely affected, and we might experience delays in reporting our financial results, loss of intellectual property, breach of confidential information and damage to our reputation or brands.

We continue to devote resources to network security, backup and disaster recovery, upgrading systems and networks, enhanced training and other security measures to protect our systems and data; we are also in the process of enhancing the monitoring and detection of threats in our environment. However, security measures cannot provide absolute security or guarantee that we will be successful in preventing or responding to every breach or disruption on a timely basis. In addition, due to the constantly evolving nature of security threats, we cannot predict the form and impact of any future incident, and the cost and operational expense of implementing, maintaining and enhancing protective measures to guard against increasingly complex and sophisticated cyber threats could increase significantly. Although we maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of a breach or disruption, such insurance coverage may be insufficient to cover all losses.

We regularly move data across national borders to conduct our operations and consequently are subject to a variety of continuously evolving and developing laws and regulations in numerous jurisdictions regarding privacy, data protection and data security, including those related to the collection, storage, handling, use, disclosure, transfer and security of personal data. Privacy and data protection laws may be interpreted and applied differently from country to country and may create inconsistent or conflicting requirements. Our efforts to comply with privacy and data protection laws may impose significant costs and challenges that are likely to increase over time, and we could incur substantial penalties or litigation related to violation of existing or future data privacy laws and regulations.

Litigation or legal proceedings could expose us to significant liabilities and damage our reputation.

We have been, and in the future may be, a party to various litigation claims and legal proceedings that may include employment, tort, real estate, antitrust, environmental, recycling/sustainability, intellectual property, commercial, securities, false advertising, packaging, product labeling, consumer protection, discriminatory pricing and other claims. We have been, and in the future may be, a defendant in class action litigation, including litigation regarding employment practices, product labeling, including under California's "Proposition 65," public statements and disclosures under securities laws, antitrust, advertising, consumer protection and wage and hour laws. Plaintiffs in class action litigation may seek to recover amounts that are large and may be indeterminable for some period of time. We evaluate litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and estimate, if possible, the amount of potential losses. We will establish a reserve as appropriate based upon assessments and estimates in accordance with our accounting policies. We will base our assessments, estimates and disclosures on the information available to us at the time and rely on legal and management judgment. Actual outcomes or losses may differ materially from assessments and estimates. Costs to defend litigation claims and legal proceedings and the cost and any required actions arising out of actual settlements, judgments or resolutions of these claims and legal proceedings may negatively affect our business and financial performance. Any adverse publicity resulting from allegations made in litigation claims or legal proceedings may also adversely affect our reputation, which in turn could adversely affect our results of operations.

Fluctuations in our effective tax rate may result in volatility in our financial results.

We are subject to income taxes and non-income-based taxes in many U.S. and certain foreign jurisdictions. Income tax expense includes a provision for uncertain tax positions. At any one time, many tax years are subject to audit by various taxing jurisdictions. As these audits and negotiations progress, events may occur that change our expectation about how the audit will ultimately be resolved. As a result, there could be ongoing variability in our quarterly and/or annual tax rates as events occur that cause a change in our provision for uncertain tax positions. In addition, our effective tax rate in any given financial statement period may be significantly impacted by changes in the mix and level of earnings or by changes to existing accounting rules, tax regulations or interpretations of existing law. Further, tax legislation may be enacted in the future, domestically or abroad, that impacts our effective tax rate. Changes in tax laws, regulations, related interpretations, and tax accounting standards in the U.S. and various foreign jurisdictions in which we operate may impact our effective tax rate and adversely affect our financial results.

Failure to comply with applicable transfer pricing and similar regulations could harm our business and financial results.

In many countries, including the U.S., we are subject to transfer pricing and other tax regulations designed to ensure that appropriate levels of income are reported as earned and are taxed accordingly. Although we believe that we are in substantial compliance with all applicable regulations and restrictions, we are subject to the risk that governmental authorities could audit our transfer pricing and related practices and assert that additional taxes are owed. In the event that the audits or assessments are concluded adversely to our positions, we may or may not be able to offset or mitigate the consolidated effect of foreign income tax assessments through the use of U.S. foreign tax credits. Because the laws and regulations governing U.S. foreign tax credits are complex and subject to periodic legislative amendment, we cannot be sure that we will in fact be able to take advantage of any foreign tax credits in the future.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We have two global corporate headquarters, located in Burlington, Massachusetts and Frisco, Texas, both of which are leased.

The following table summarizes our principal manufacturing plants and principal warehouse and distribution facilities by geography and reportable segment as of December 31, 2022:

	Beverage Concentrates		Packaged Beverages		Latin America Beverages		Coffee Systems		Total	
	Owned	Leased	Owned	Leased	Owned	Leased	Owned	Leased	Owned	Leased
United States										
Production facilities	1	—	5	12	—	—	1	5	7	17
Warehouse and distribution facilities	—	—	28	60	—	—	—	8	28	68
International										
Production facilities	1	—	—	—	3	—	—	2	4	2
Warehouse and distribution facilities	—	—	—	—	5	31	—	33	5	64
Total	2	—	33	72	8	31	1	48	44	151

We believe our facilities are well-maintained and adequate, that they are being appropriately utilized and that they have sufficient production capacity for their present intended purposes. The extent of utilization of such facilities varies based on seasonal demand for our products. It is not possible to measure with any degree of certainty or uniformity the productive capacity and extent of utilization of these facilities. We periodically review our space requirements, and we look to consolidate and dispose or sublet facilities we no longer need as appropriate.

ITEM 3. LEGAL PROCEEDINGS

We are occasionally subject to litigation or other legal proceedings relating to our business. Refer to Note 18 of the Notes to our Consolidated Financial Statements related to commitments and contingencies, which is incorporated herein by reference.

BODYARMOR LITIGATION

In 2019, ABC, a subsidiary of KDP, filed suit against BodyArmor and Mike Repole in the Superior Court for the State of Delaware. The complaint asserted breach of contract and other related claims in connection with BodyArmor's attempted early termination of the distribution contract between BodyArmor and ABC. In January 2022, KDP agreed to a $350 million payment from BodyArmor as full settlement of all claims under the litigation against BodyArmor and satisfaction of the holdback amount owed to ABC in association with the sale of ABC's equity interest in BodyArmor in 2021.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Effective September 21, 2020, our common stock was listed and began trading on Nasdaq's Global Select Market under the ticker symbol "KDP". From July 9, 2018, through September 18, 2020, our common stock was listed and traded on the NYSE under the ticker symbol "KDP". Prior to the closing of the DPS Merger, our common stock was listed and traded on the NYSE under the ticker symbol "DPS".

As of December 31, 2022, there were 9,059 stockholders of record of our common stock.

KDP's Board has declared a regular quarterly cash dividend and expects to continue to pay such dividends on a quarterly basis.

ISSUER REPURCHASES OF EQUITY SECURITIES

On October 1, 2021, our Board of Directors authorized a share repurchase program of up to $4 billion of our outstanding common stock, potentially enabling us to return value to shareholders. The $4 billion authorization is effective for four years, beginning on January 1, 2022 and expiring on December 31, 2025, and does not require the purchase of any minimum number of shares. There were no share repurchase programs in effect during the years ended December 31, 2021 and 2020.

The following table summarizes shares repurchased by us under this program during the fourth quarter of 2022:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Amount of Dollars that May Yet be Used to Purchase Shares Under the Program (in millions)
October 1 to October 31	—	$ —	—	$ 3,912
November 1 to November 30	—	—	—	3,912
December 1 to December 31	8,018,696	36.31	8,018,696	3,621
Total	8,018,696	$ 36.31	8,018,696	$ 3,621

COMPARISON OF TOTAL STOCKHOLDER RETURN

The following performance graph compares the cumulative total returns of DPS through July 9, 2018 and KDP from July 10, 2018 through December 31, 2022 with the cumulative total returns of the S&P 500 Index and the S&P Food and Beverage Select Industry Index. We believe that these indices convey an accurate assessment of our performance as compared to the industry.

The graph assumes that $100 was invested on December 31, 2017, with dividends reinvested quarterly. The graph additionally assumes that a special cash dividend of $103.75 which was declared and paid as a result of the DPS Merger was reinvested in KDP once shares resumed trading on July 10, 2018.



ITEM 6.   [Reserved]

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This section of this Annual Report on Form 10-K generally discusses the years ended December 31, 2022 and 2021 and year-over-year comparisons between the years ended December 31, 2022 and 2021. Discussions of the periods prior to the year ended December 31, 2021 that are not included in this Annual Report on Form 10-K are found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2021 and the discussion therein for the year ended December 31, 2021 compared to the year ended December 31, 2020 is incorporated by reference into this Annual Report.

This Annual Report on Form 10-K contains the names of some of our owned or licensed trademarks, trade names and service marks, which we refer to as our brands. All of the product names included in this Annual Report on Form 10-K are either our registered trademarks or those of our licensors.

OVERVIEW

KDP is a leading beverage company in North America, with a diverse portfolio of flavored CSDs, NCBs, including water (enhanced and flavored), RTD tea and coffee, juice, juice drinks, mixers and specialty coffee, and is a leading producer of innovative single serve brewers. With a wide range of hot and cold beverages that meet virtually any consumer need, KDP key brands include Keurig, Dr Pepper, Canada Dry, Snapple, Mott's, Clamato, Core, Green Mountain Coffee Roasters and The Original Donut Shop. KDP has some of the most recognized beverage brands in North America, with significant consumer awareness levels and long histories that evoke strong emotional connections with consumers. KDP offers more than 125 owned, licensed and partner brands, including the top ten best-selling coffee brands and Dr Pepper as a leading flavored CSD in the U.S. according to IRi, available nearly everywhere people shop and consume beverages.

KDP operates as an integrated brand owner, manufacturer and distributor. We believe our integrated business model strengthens our route-to-market and provides opportunities for net sales and profit growth through the alignment of the economic interests of our brand ownership and our manufacturing and distribution businesses through both our DSD system and our WD system. KDP markets and sells its products to retailers, including supermarkets, mass merchandisers, club stores, pure-play e-commerce retailers, and office superstores; to restaurants, hotel chains, office product and coffee distributors, and partner brand owners; and directly to consumers through its website. Our integrated business model enables us to be more flexible and responsive to the changing needs of our large retail customers and allows us to more fully leverage our scale and reduce costs by creating greater geographic manufacturing and distribution coverage.

SEGMENTS

As of December 31, 2022, our reportable segments were as follows:

- The Coffee Systems segment reflects sales in the U.S. and Canada of the manufacture and distribution of finished goods relating to our single-serve brewers, K-Cup pods and other coffee products.

- The Packaged Beverages segment reflects sales in the U.S. and Canada from the manufacture and distribution of finished beverages and other products, including sales of our own brands and third-party brands, through both the DSD and WD systems.

- The Beverage Concentrates segment reflects sales primarily in the U.S. and Canada of our branded concentrates to third-party bottlers and our syrup to fountain foodservice customers. Most of the brands in this segment are carbonated soft drink brands.

- The Latin America Beverages segment reflects sales primarily in Mexico and the Caribbean from the manufacture and distribution of concentrates, syrup and finished beverages.

VOLUME

In evaluating our performance, we consider different volume measures depending on whether we sell beverage concentrates, finished beverages, pods or brewers.

Coffee Systems K-Cup Pod and Appliance Sales Volume

In our Coffee Systems segments, we measure our sales volume as the number of appliances and the number of individual K-Cup pods sold to our customers.

Packaged Beverages and Latin America Beverages Sales Volume

In our Packaged Beverages and Latin America Beverages segments, we measure volume as case sales to customers. A case sale represents a unit of measurement equal to 288 fluid ounces of packaged beverage sold by us. Case sales include both our owned brands and certain brands licensed to and/or distributed by us.

Beverage Concentrates Sales Volume

In our Beverage Concentrates segment, we measure our sales volume as concentrate case sales for concentrates sold by us to our bottlers and distributors. A concentrate case is the amount of concentrate needed to make one case of 288 fluid ounces of finished beverage, the equivalent of 24 twelve ounce servings. It does not include any other component of the finished beverage other than concentrate.

USE OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are provided in addition to U.S. GAAP measures, including adjusted income from operations, adjusted net income and adjusted diluted earnings per share. See *Non-GAAP Financial Measures* for more information, including reconciliations to the corresponding U.S. GAAP measures.

EXECUTIVE SUMMARY

Financial Overview

As Reported, in millions (except Diluted EPS)


Net Sales
$12,683
$14,057
2021
2022
Income from Operations
$2,894
$2,605
2021
2022
Net Income Attributable to KDP
$2,146
$1,436
2021
2022
Diluted EPS
$1.50
$1.01
2021
2022

As Adjusted, in millions (except Diluted EPS)


Income from Operations
$3,421
$3,538
2021
2022
Net Income Attributable to KDP
$2,280
$2,398
2021
2022
Diluted EPS
$1.60
$1.68
2021
2022

On October 6, 2022, we announced a strategic partnership with Red Bull, the iconic global energy brand, to sell and distribute Red Bull Energy Drink products in Mexico, which began in the fourth quarter of 2022.

On November 9, 2022, we invested $51 million, inclusive of incremental third-party costs, in exchange for equity interests in Athletic Brewing, a leading non-alcoholic craft beer maker in the U.S.

On December 8, 2022, we announced a strategic partnership with Nutrabolt, a global active health and wellness company, to sell and distribute C4 Energy RTD beverages in the vast majority of our company-owned DSD territories. We invested $871 million, inclusive of incremental third-party costs, in exchange for an approximately 30% ownership interest in the company and expect to begin distributing C4 Energy RTD beverages in early 2023.

As a result of our quarterly triggering events assessment and our annual impairment assessment, we recorded non-cash impairment charges of $472 million on indefinite-lived brands during the year ended December 31, 2022, led by Bai and Schweppes. Refer to Note 3 of the Notes to our Consolidated Financial Statements for further information.

Uncertainties and Trends Affecting Our Business

We believe the North American beverage market is influenced by certain key trends and uncertainties. Refer to Item 1A, *Risk Factors*, as well as the *Uncertainties and Trends Affecting Liquidity* section below, for more information about risks and uncertainties facing us.

Some of these items, such as the ongoing COVID-19 pandemic and the invasion of Ukraine by Russia, and the resulting impacts on the global economy, including supply chain constraints and labor shortages, have led to inflation in input costs, logistics, manufacturing and labor costs, which has further led to fluctuation in interest rates. During the year ended December 31, 2022, we have experienced supply chain disruptions and a significant inflationary impact compared to the prior year. These impacts have created headwinds for our industry that we expect to continue into 2023.

As a result of these inflationary pressures, we have increased the pricing on a number of our products across our portfolio. Consequently, we may incur a reduction of volume or net sales, which, combined with the inflationary pressures, could impact our margins and operating results.

Refer to Note 5 of the Notes to our Consolidated Financial Statements and Item 7A, Quantitative and Qualitative Disclosures About Market Risk for management's discussion of how we manage our exposure to commodity risk.

Impact of COVID-19 on our Financial Statements

The following table sets forth our reconciliation of significant COVID-19-related expenses. Employee compensation expense and employee protection costs, which impact our SG&A expenses and cost of sales, are included as the COVID-19 item affecting comparability and are excluded in our Adjusted financial measures. In addition, reported amounts under U.S. GAAP also include additional costs, not included as the COVID-19 item affecting comparability, as presented in tables below.

(in millions)	Items Affecting Comparability[1]		Allowances for Expected Credit Losses[4]	Total
	Employee Compensation Expense[2]	Employee Protection Costs[3]		
For the year ended December 31, 2022				
Coffee Systems	$ 1	$ 5	$ —	$ 6
Packaged Beverages	4	3	—	7
Beverage Concentrates	—	—	—	—
Latin America Beverages	—	1	—	1
Total	$ 5	$ 9	$ —	$ 14
For the year ended December 31, 2021				
Coffee Systems	$ 4	$ 16	$ (2)	$ 18
Packaged Beverages	8	7	(8)	7
Beverage Concentrates	—	—	(3)	(3)
Latin America Beverages	—	2	—	2
Total	$ 12	$ 25	$ (13)	$ 24

(1) Employee compensation expense and employee protection costs are both included as the COVID-19 items affecting comparability in the reconciliation of our Adjusted Non-GAAP financial measures.

(2) Amounts primarily included incremental benefits provided to frontline workers such as extended sick leave, in order to maintain essential operations during the COVID-19 pandemic.

(3) Includes costs associated with personal protective equipment, temperature scans, cleaning and other sanitization services. Impacts both cost of sales and SG&A expenses.

(4) Reflects reversal of allowances initially recorded in 2020 specifically related to the COVID-19 pandemic, driven by improving economic conditions during 2021.

RESULTS OF OPERATIONS

We eliminate from our financial results all intercompany transactions between entities included in our consolidated financial statements and the intercompany transactions with our equity method investees.

References in the financial tables to percentage changes that are not meaningful are denoted by "NM".

Consolidated Operations

The following table sets forth our consolidated results of operations for the years ended December 31, 2022 and 2021:

(in millions, except per share amounts)	For the Year Ended December 31, 2022	2021	Dollar Change	Percentage Change
Net sales	$ **14,057**	$ 12,683	$ 1,374	10.8 %
Cost of sales	**6,734**	5,706	1,028	18.0
Gross profit	**7,323**	6,977	346	5.0
Selling, general and administrative expenses	**4,645**	4,153	492	11.8
Impairment of intangible assets	**477**	—	477	NM
Gain on litigation settlement	**(299)**	—	(299)	NM
Other operating income, net	**(105)**	(70)	(35)	NM
Income from operations	**2,605**	2,894	(289)	(10.0)
Interest expense	**693**	500	193	38.6
Loss on early extinguishment of debt	**217**	105	112	NM
Gain on sale of equity method investment	**(50)**	(524)	474	NM
Impairment of investments and note receivable	**12**	17	(5)	NM
Other expense (income), net	**14**	(2)	16	NM
Income before provision for income taxes	**1,719**	2,798	(1,079)	(38.6)
Provision for income taxes	**284**	653	(369)	(56.5)
Net income including non-controlling interest	**1,435**	2,145	(710)	(33.1)
Less: Net loss attributable to non-controlling interest	**(1)**	(1)	—	NM
Net income attributable to KDP	$ **1,436**	$ 2,146	$ (710)	(33.1)%
Earnings per common share:				
Basic	$ **1.01**	$ 1.52	$ (0.51)	(33.6)%
Diluted	**1.01**	1.50	(0.49)	(32.7)%
Gross margin	**52.1 %**	55.0 %		(290) bps
Operating margin	**18.5 %**	22.8 %		(430) bps
Effective tax rate	**16.5 %**	23.3 %		(680) bps

Sales Volume. The following table sets forth changes in sales volume for the year ended December 31, 2022 compared to the prior year:

K-Cup pod volume	1.4 %
Brewer volume	(5.2)%
CSD sales volume	1.5 %
NCB sales volume	1.3 %

Net Sales. Net sales increased $1,374 million, or 10.8%, to $14,057 million for the year ended December 31, 2022 compared to $12,683 million in the prior year. This performance reflected favorable net price realization across all segments totaling 10.6% and volume/mix growth of 0.5%. These benefits were slightly offset by unfavorable FX translation of 0.3%.

Gross Profit. Gross profit increased $346 million, or 5.0%, to $7,323 million for the year ended December 31, 2022 compared to $6,977 million in the prior year. This performance primarily reflected the strong growth in net sales and the benefit of productivity, partially offset by broad-based inflation and an unfavorable change in unrealized commodity mark-to-market impacts of $152 million. Gross margin decreased 290 bps versus the year ago period to 52.1%.

Selling, General and Administrative Expenses. SG&A expenses increased $492 million, or 11.8%, to $4,645 million for the year ended December 31, 2022 compared to $4,153 million in the prior year. The increase reflected higher logistics costs, driven by both inflation and volume/mix impacts, increases in labor and other operating expenses, and an unfavorable comparison of unrealized mark-to-market losses of $55 million on commodity contracts.

Impairment of Intangible Assets. Impairment of intangible assets reflected non-cash impairment charges of $477 million primarily driven by Bai and Schweppes. Refer to Note 3 of the Notes to our Consolidated Financial Statements for further information.

Gain on litigation settlement. Gain on litigation settlement reflects the portion of the settlement payment from BodyArmor which was allocated to the gain on the full settlement of the existing claims against BodyArmor in the first quarter of 2022. Refer to Note 12 of the Notes to our Consolidated Financial Statements for further information.

Other Operating Income, Net. Other operating income, net increased $35 million for the year ended December 31, 2022 compared to the prior year, primarily driven by the portion of the settlement payment from BodyArmor which was allocated to the recovery of legal fees incurred during the litigation process and a business interruption insurance recovery.

Income from Operations. Income from operations decreased $289 million, or 10.0%, to $2,605 million for the year ended December 31, 2022 compared to $2,894 million in the prior year, primarily driven by the non-cash impairment charges of $477 million, which was partially offset by the gain on the litigation settlement. Other factors include higher SG&A expenses, partially offset by increased gross profit. Operating margin decreased 430 bps versus the year ago period to 18.5%.

Interest Expense. Interest expense increased $193 million, or 38.6%, to $693 million for the year ended December 31, 2022 compared to $500 million for the prior year. This change was primarily driven by the unfavorable comparison of unrealized mark-to-market losses of $255 million on interest rate contracts, which was partially offset by reduced interest expense on our senior unsecured notes as a result of our strategic refinancing initiatives.

Loss on Early Extinguishment of Debt. Loss on early extinguishment of debt reflected an unfavorable change of $112 million, with a loss of $217 million during the year ended December 31, 2022 related to our 2022 Strategic Refinancing and our early retirement of our 2038 Notes, the 2021 364-Day Credit Agreement and the KDP Revolver, as compared to a loss of $105 million in the prior year associated with our 2021 strategic refinancing.

Gain on sale of equity method investment. For the years ended December 31, 2022 and 2021 we recorded $50 million and $524 million, respectively, for the sale of our equity method investment in BodyArmor. The amount recorded in 2022 represents the portion of the settlement payment from BodyArmor that was allocated to the satisfaction of the holdback amount owed to us. Refer to Note 12 of the Notes to our Consolidated Financial Statements for further information.

Impairment of Investments and Note Receivable. Impairment on investments and note receivable reflected non-cash impairment charges of $12 million and $17 million for the years ended December 31, 2022 and 2021, respectively, associated with the wind-down of Bedford. Refer to Note 12 of the Notes to our Consolidated Financial Statements for further information.

Effective Tax Rate. The effective tax rate decreased 680 bps to 16.5% for the year ended December 31, 2022, compared to 23.3% in the prior year, primarily driven by the revaluation of state deferred tax liabilities due to legislative changes and the favorable mix of our incremental income in low tax jurisdictions in the year.

Net Income Attributable to KDP. Net income attributable to KDP decreased $710 million, or 33.1%, to $1,436 million for the year ended December 31, 2022 as compared to $2,146 million in the prior year, primarily driven by the unfavorable change in gain on sale of our equity method investment in BodyArmor, lower income from operations, increased interest expense, and the unfavorable change in loss on early extinguishment of debt, partially offset by the decrease in our effective tax rate.

Diluted EPS. Diluted EPS decreased 32.7% to $1.01 per diluted share as compared to $1.50 in the prior year.

Results of Operations by Segment

The following tables set forth net sales and income from operations for our segments for the years ended December 31, 2022 and 2021, as well as the other amounts necessary to reconcile our total segment results to our consolidated results presented in accordance with U.S. GAAP:

(in millions)	For the Year Ended December 31,			
Segment Results — Net sales	**2022**		**2021**	
Coffee Systems	$	**4,982**	$	4,716
Packaged Beverages		**6,607**		5,882
Beverage Concentrates		**1,725**		1,486
Latin America Beverages		**743**		599
Net sales	$	**14,057**	$	12,683

(in millions)	For the Year Ended December 31,			
	2022		**2021**	
Segment Results — Income from Operations				
Coffee Systems	$	**1,316**	$	1,446
Packaged Beverages		**1,014**		1,023
Beverage Concentrates		**1,061**		1,047
Latin America Beverages		**158**		133
Unallocated corporate costs		**(944)**		(755)
Income from operations	$	**2,605**	$	2,894

COFFEE SYSTEMS

The following table provides selected information for our Coffee Systems segment for the years ended December 31, 2022 and 2021:

(in millions)	For the Year Ended December 31,				Dollar Change		Percentage Change
	2022		**2021**				
Net sales	$	**4,982**	$	4,716	$	266	5.6 %
Income from operations		**1,316**		1,446		(130)	(9.0)%
Operating margin		**26.4 %**		30.7 %			(430) bps

Sales Volume. Inclusive of the impact of the 53rd week, K-Cup pod volume increased 1.4% for the year ended December 31, 2022, which reflected the segment's coffee recovery program to increase pod manufacturing output and rebuild finished goods inventories to satisfy consumer demand and restore customer service levels. Brewer volume decreased 5.2% in the year ended December 31, 2022, driven by the unfavorable comparison to brewer shipment growth of 10.0% in the prior year as appliance household penetration growth rates returned to expected long-term trends.

Net Sales. Net sales increased 5.6% to $4,982 million for the year ended December 31, 2022 compared to $4,716 million in the prior year, driven by favorable net price realization of 7.0%, partially offset by volume/mix declines of 0.8% and unfavorable FX translation of 0.6%.

Income from Operations. Income from operations decreased $130 million, or 9.0%, to $1,316 million for the year ended December 31, 2022, compared to $1,446 million in the prior year, as a result of broad-based inflation, particularly in green coffee and packaging and increases in other operating expenses. These decreases were partially offset by the benefits of net sales growth, productivity, favorable asset sale-leaseback activity of $44 million in the Coffee Systems segment associated with our strategic asset investment program and a business interruption insurance recovery. Operating margin declined 430 bps versus the prior year to 26.4%, primarily due to the aforementioned inflationary headwinds.

PACKAGED BEVERAGES

The following table provides selected information for our Packaged Beverages segment for the years ended December 31, 2022 and 2021:

(in millions)	For the Year Ended December 31,		Dollar Change	Percentage Change
	2022	2021		
Net sales	$ 6,607	$ 5,882	$ 725	12.3 %
Income from operations	1,014	1,023	(9)	(0.9)%
Operating margin	15.3 %	17.4 %		(210) bps

Sales Volume. Sales volume for the year ended December 31, 2022 decreased 0.5% compared to the prior year. Reductions in contract manufacturing more than offset growth in our branded portfolio, with strength in Motts, Core, Polar, Hawaiian Punch, and our CSD portfolio, partially offset by declines in Bai.

Net Sales. Net sales increased 12.3% to $6,607 million in the year ended December 31, 2022, compared to $5,882 million in the prior year, driven by favorable net price realization of 12.1% and volume/mix growth of 0.3%, slightly offset by unfavorable FX translation of 0.1%.

Income from Operations. Income from operations decreased $9 million, or 0.9%, to $1,014 million for the year ended December 31, 2022 compared to $1,023 million for the prior year, primarily driven by the $316 million non-cash impairment charges in the segment, predominantly related to Bai, which were partially offset by the gain on the settlement of litigation with BodyArmor of $271 million. Other offsetting factors included the benefits of net sales growth, productivity, and reduced restructuring and integration expense, partially offset by broad-based inflation, higher costs to serve the ongoing strong consumer demand, and the unfavorable year-over-year comparison in the Packaged Beverages segment of asset sale-leaseback activity associated with our strategic asset investment program. Operating margin declined 210 bps versus the prior year to 15.3%.

BEVERAGE CONCENTRATES

The following table provides selected information for our Beverage Concentrates segment for the years ended December 31, 2022 and 2021:

(in millions)	For the Year Ended December 31,		Dollar Change	Percentage Change
	2022	2021		
Net sales	$ 1,725	$ 1,486	$ 239	16.1 %
Income from operations	1,061	1,047	14	1.3 %
Operating margin	61.5 %	70.5 %		(900) bps

Sales Volume. Sales volume for the year ended December 31, 2022 increased 1.6% compared to the prior year, primarily driven by Dr Pepper and Canada Dry, partially offset by Schweppes and Crush.

Net Sales. Net sales increased 16.1% to $1,725 million in the year ended December 31, 2022, compared to $1,486 million in the prior year, reflecting higher net price realization of 14.7% and volume/mix growth of 1.7%, slightly offset by unfavorable FX translation effects of 0.3%.

Income from Operations. Income from operations increased $14 million, or 1.3%, to $1,061 million for the year ended December 31, 2022 compared to $1,047 million in the prior year. This performance reflected the impact of strong net sales growth, partially offset by the non-cash impairment charges in the segment of $161 million, led by Schweppes, broad-based inflation and costs associated with the start-up and operation of our new manufacturing facility. Operating margin decreased 900 bps versus the prior year to 61.5%.

LATIN AMERICA BEVERAGES

The following table provides selected information for our Latin America Beverages segment for the years ended December 31, 2022 and 2021:

(in millions)	For the Year Ended December 31,		Dollar Change	Percentage Change
	2022	2021		
Net sales	$ **743**	$ 599	$ 144	24.0 %
Income from operations	**158**	133	25	18.8 %
Operating margin	**21.3 %**	22.2 %		(90) bps

Sales Volume. Sales volume for the year ended December 31, 2022 increased 7.2% versus the prior year, driven by strong in-market execution across the segment's portfolio, with particular strength in Peñafiel and Squirt.

Net Sales. Net sales grew 24.0% to $743 million for the year ended December 31, 2022, compared to $599 million in the prior year, reflecting favorable net price realization of 13.9%, volume/mix growth of 9.1%, and favorable FX translation of 1.0%.

Income from Operations. Income from operations increased $25 million, or 18.8%, to $158 million for the year ended December 31, 2022 compared to $133 million in the prior year, driven by the benefits of net sales growth and productivity, partially offset by the impacts of broad-based inflation, logistics and operating costs associated with incremental volumes, and increased marketing expense. Operating margin decreased 90 bps versus the prior year to 21.3%.

LIQUIDITY AND CAPITAL RESOURCES

Overview

We believe our financial condition and liquidity remain strong. We continue to manage all aspects of our business, including, but not limited to, monitoring the financial health of our customers, suppliers and other third-party relationships, implementing cost management strategies through our productivity initiatives, and developing new opportunities for growth such as innovation and agreements with partners to distribute brands that are accretive to our portfolio.

The following summarizes our cash activity for the years ended December 31, 2022, 2021 and 2020:

Changes in Cash, Cash Equivalents, Restricted Cash and Restricted Cash Equivalents



Cash, cash equivalents, restricted cash and restricted cash equivalents decreased $33 million from December 31, 2021 to December 31, 2022 primarily as a result of our investment in Nutrabolt, offset by proceeds from the cash settlement with BodyArmor.

Cash generated by our foreign operations is generally repatriated to the U.S. periodically as working capital funding requirements where allowed. We do not expect restrictions or taxes on repatriation of cash held outside the U.S. to have a material effect on our overall business, liquidity, financial condition or results of operations for the foreseeable future.

Additionally, in April 2022, we chose to undertake our 2022 Strategic Refinancing, issuing approximately $3 billion of senior unsecured notes and using the net proceeds to voluntarily prepay and retire several tranches of existing senior unsecured notes with higher interest rates, which reduced our overall interest payments and our annual cash requirements. As part of this transaction, we additionally unwound approximately $1.5 billion of notional amount of our outstanding designated forward starting swaps and received cash proceeds of approximately $125 million. Refer to Note 4 of the Notes to our Consolidated Financial Statements for further information about the 2022 strategic refinancing initiative.

Principal Sources of Capital Resources

Our principal sources of liquidity are our existing cash and cash equivalents, cash generated from our operations and borrowing capacity currently available under our 2022 Revolving Credit Agreement. Additionally, we have an uncommitted commercial paper program where we can issue unsecured commercial paper notes on a private placement basis. Based on our current and anticipated level of operations, we believe that our operating cash flows will be sufficient to meet our anticipated obligations for the next twelve months. To the extent that our operating cash flows are not sufficient to meet our liquidity needs, we may utilize cash on hand or amounts available under our financing arrangements, if necessary.

Sources of Liquidity - Operations

Net cash provided by operating activities decreased $37 million for the year ended December 31, 2022, as compared to the year ended December 31, 2021, driven by the decrease in net income adjusted for non-cash items and the impact of the change in working capital.

Cash Conversion Cycle

Our cash conversion cycle is defined as DIO and DSO less DPO. The calculation of each component of the cash conversion cycle is provided below:

Component	Calculation (on a trailing twelve month basis)
DIO	(Average inventory divided by cost of sales) * Number of days in the period
DSO	(Accounts receivable divided by net sales) * Number of days in the period
DPO	(Accounts payable * Number of days in the period) divided by cost of sales and SG&A expenses

The following table summarizes our cash conversion cycle.

	December 31,	
	2022	**2021**
DIO	**68**	58
DSO	**39**	33
DPO	**167**	160
Cash conversion cycle	**(60)**	(69)

Our cash conversion cycle increased 9 days to approximately (60) days as of December 31, 2022 as compared to (69) days as of December 31, 2021. The increases in DSO and DPO were primarily driven by rising inflation during the year, and the increase in DIO reflects our efforts to restore inventory to meet customer service levels.

Accounts Payable Program

As part of our ongoing efforts to improve our cash flow and related liquidity, we work with our suppliers to optimize our terms and conditions, which include the extension of payment terms. Excluding our suppliers who require cash at date of purchase or sale, our current payment terms with our suppliers generally range from 10 to 360 days. We also enter into agreements with third party administrators to allow participating suppliers to track payment obligations from us, and if voluntarily elected by the supplier, sell payment obligations from us to financial institutions. Suppliers can sell one or more of our payment obligations at their sole discretion and our rights and obligations to our suppliers are not impacted. We have no economic interest in a supplier's decision to enter into these agreements and no direct financial relationship with the financial institutions. Our obligations to our suppliers, including amounts due and scheduled payment terms, are not impacted.

We have been informed by the third party administrators that as of December 31, 2022 and December 31, 2021, $3,839 million and $3,194 million, respectively, of our outstanding payment obligations were voluntarily elected by the supplier and sold to financial institutions. The amounts settled through the program and paid to the financial institutions were $3,935 million, $3,331 million and $2,770 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Impact of the CARES Act

Beginning in the second quarter of 2020, we deferred payments of employer-related payroll taxes as allowed under the CARES Act. Payment of at least 50% of the deferred amount was due on January 3, 2022, with the remainder due by January 3, 2023. We deferred a total of $59 million in such payments since the CARES Act was implemented, and we timely paid approximately $30 million as of January 3, 2022 and the remainder as of January 3, 2023.

Sources of Liquidity - Financing

In February 2022, we terminated our 2021 364-Day Credit Agreement and our KDP Revolver and replaced them with the 2022 Revolving Credit Agreement, which provides for a $4 billion revolving credit facility.

In April 2022, we undertook our 2022 Strategic Refinancing and issued a $3 billion aggregate face value of Notes, consisting of the 2029 Notes, the 2032 Notes, and the 2052 Notes. The proceeds from the issuance were used to voluntarily prepay and retire the remaining 2023 Merger Notes and to tender portions of the 2025 Merger Notes, the 2028 Merger Notes, the 2038 Merger Notes, and the 2048 Merger Notes.

Senior Note Maturities (in millions)



2023	2024	2025	2026	2027	2028	2029	2030	2031	Thereafter
$500	$1,150	$1,029	$400	$500	$1,112	$1,000	$750	$500	$4,802

We have a commercial paper program, under which we may issue unsecured commercial paper notes on a private placement basis up to a maximum aggregate amount outstanding at any time of $2,400 million. As of December 31, 2022, we had borrowings of $399 million outstanding.

We also have an active shelf registration statement, filed with the SEC on August 19, 2022, which allows us to issue an indeterminate number or amount of common stock, preferred stock, debt securities and warrants from time to time in one or more offerings at the direction of our Board of Directors.

Refer to Note 4 of the Notes to our Consolidated Financial Statements for management's discussion of our financing arrangements.

Sources of Liquidity - Asset Sale-Leaseback Transactions

We have leveraged our strategic asset investment program to create value from certain assets to enable reinvestment in KDP. These transactions are accounted for as sale-leaseback transactions. We received $168 million, $102 million, and $200 million of net cash proceeds from our strategic asset investment program during the years ended December 31, 2022, 2021 and 2020, respectively, which are included in Proceeds from sales of property, plant and equipment in the Consolidated Statements of Cash Flows.

Debt Ratings

As of December 31, 2022, our credit ratings were as follows:

Rating Agency	Long-Term Debt Rating	Commercial Paper Rating	Outlook	Date of Last Change
Moody's	Baa2	P-2	Stable	February 26, 2021
S&P	BBB	A-2	Stable	April 19, 2022

These debt and commercial paper ratings impact the interest we pay on our financing arrangements. A downgrade of one or both of our debt and commercial paper ratings could increase our interest expense and decrease the cash available to fund anticipated obligations. As of December 31, 2022, we were in compliance with all debt covenants and we have no reason to believe that we will be unable to satisfy these covenants.

LIBOR Considerations

In 2017, the U.K. Financial Conduct Authority announced that LIBOR will no longer be published after 2021. In the U.S., the Alternative Reference Rates Committee selected the SOFR as the preferred alternative reference rate to LIBOR. Certain LIBOR tenors will continue to be published through June 30, 2023.

We have a number of financing arrangements which incorporate LIBOR as a benchmark rate and which extend past 2022. The agreements related to such financing arrangements use LIBOR tenors which will continue to be published through June 30, 2023. Additionally, these agreements contain provisions for alternative reference rates. We do not expect a significant change to our cost of debt as a result of the transition from LIBOR to an alternative reference rate.

Principal Uses of Capital Resources

Over the past several years, our principal uses of our capital resources were deleveraging, providing shareholder return to our investors through regular quarterly dividends, and investing in KDP to capture market share and drive growth through innovation and routes to market.

Now that we have met our post-merger goals, we plan to further reduce our leverage ratio. We also plan to invest in inorganic value creation through M&A, including portfolio expansion, distribution scale, geographic expansion, and new capabilities. In addition to M&A, we have repurchased shares of our outstanding common stock, as described below.

Deleveraging and Other Debt Repayments

During the year ended December 31, 2022, we made net debt repayments of $115 million, primarily driven by the redemption and retirement of the remainder of our 2023 Merger Notes and 2038 Notes, as well as the tender of portions of the 2025 Merger Notes, the 2028 Merger Notes, the 2038 Merger Notes, and the 2048 Merger Notes.

Regular Quarterly Dividends

For the year ended December 31, 2022, we have declared total dividends of $0.775 per share, versus $0.7125 per share for the year ended December 31, 2021.

Repurchases of Common Stock

Our Board authorized a four-year share repurchase program of up to $4 billion of our outstanding common stock potentially enabling us to return value to shareholders. We repurchased and retired $379 million of common stock during the year ended December 31, 2022.

Capital Expenditures

We are investing in state-of-the-art manufacturing and warehousing facilities, including expansive investments in facilities in Newbridge, Ireland; Spartanburg, South Carolina; and Allentown, Pennsylvania, in 2022 and 2021, in order to optimize our supply chain network.

Purchases of property, plant and equipment were $353 million, $423 million and $461 million for the years ended December 31, 2022, 2021 and 2020, respectively. Capital expenditures, which includes both purchases of property, plant and equipment and amounts included in accounts payable and accrued expenses, for the years ended December 31, 2022, 2021 and 2020 primarily related to the manufacturing and warehousing facilities discussed above. Capital expenditures included in accounts payable and accrued expenses were $213 million, $189 million and $280 million for the years ended December 31, 2022, 2021 and 2020, respectively, which primarily related to these investments.

Investments in Unconsolidated Affiliates

From time to time, we expect to invest in beverage startup companies or in brand ownership companies to grow our presence in certain product categories, or enter into various licensing and distribution agreements to expand our product portfolio. Our investments in beverage startup companies generally involve acquiring a minority interest in equity securities of a company, in certain cases with a protected path to ownership at our future option. During the year ended December 31, 2022, we invested $972 million in exchange for equity interests in Nutrabolt, Tractor and Athletic Brewing.

Purchases of Intangible Assets

We have invested in the expansion of our DSD network through transactions with strategic independent bottlers to ensure competitive distribution scale for our brands. From time to time, we additionally acquire brand ownership companies to expand our portfolio. These transactions are generally accounted for as an asset acquisition, as the majority of the transaction price represents the acquisition of an intangible asset. Purchases of intangible assets were $45 million, $32 million and $56 million for the years ended December 31, 2022, 2021 and 2020, respectively.

RESIDUAL VALUE GUARANTEES

We have a number of leasing arrangements and one licensing arrangement with special purpose entities associated with the same sponsor. Each one of these arrangements contain a residual value guarantee. As of December 31, 2022, we have not recorded any liabilities as it is not probable that we will have to make any payments required under the residual value guarantee. Refer to Note 19 of the Notes to our Consolidated Financial Statements for further information.

UNCERTAINTIES AND TRENDS AFFECTING LIQUIDITY AND CAPITAL RESOURCES

Disruptions in financial and credit markets, including those caused by inflation due to global economic uncertainty and the associated rise in interest rates, may impact our ability to manage normal commercial relationships with our customers, suppliers and creditors. These disruptions could have a negative impact on the ability of our customers to timely pay their obligations to us, thus reducing our cash flow, or the ability of our vendors to timely supply materials.

Customer and consumer demand for our products may also be impacted by the risk factors discussed under "Risk Factors" in Part 1, Item 1A of our Annual Report, as well as subsequent filings with the SEC, that could have a material effect on production, delivery and consumption of our products, which could result in a reduction in our sales volume.

We believe that the following events, trends and uncertainties may also impact liquidity:

- Our ability to either repay existing debt maturities through cash flow from operations or refinance through future issuances of senior unsecured notes;

- Our ability to access and/or renew our committed financing arrangements;

- A significant downgrade in our credit ratings could limit i) our ability to issue debt at terms that are favorable to us, or ii) a financial institution's willingness to participate in our accounts payable program and reduce the attractiveness of the accounts payable program to participating suppliers who may sell payment obligations from us to financial institutions, which could impact our accounts payable program;

- Our continued payment of regular quarterly dividends;

- Future opportunistic repurchases of our common stock or special dividends to drive total shareholder return;

- Our continued capital expenditures;

- Future equity investments;

- Seasonality of our operating cash flows, which could impact short-term liquidity;

- Our ability to issue unsecured uncommitted commercial paper notes on a private placement basis up to a maximum aggregate amount outstanding at any time of $2,400 million;

- Future mergers or acquisitions, which may include brand ownership companies, regional bottling companies, distributors and/or distribution rights to further extend our geographic coverage; and

- Fluctuations in our tax obligations.

CRITICAL ACCOUNTING ESTIMATES

The process of preparing our consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. Critical accounting estimates are both fundamental to the portrayal of a company's financial condition and results and require difficult, subjective or complex estimates and assessments. These estimates and judgments are based on historical experience, future expectations and other factors and assumptions we believe to be reasonable under the circumstances. The most significant estimates and judgments are reviewed on an ongoing basis and revised when necessary. We have not made any material changes in the accounting methodology we use to assess or measure our critical accounting estimates. We have identified the items described below as our critical accounting estimates. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use in our critical accounting estimates. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to gains or losses that could be material to our consolidated financial statements. See Note 2 of the Notes to our Consolidated Financial Statements for a discussion of these and other accounting policies.

Goodwill and Other Indefinite Lived Intangible Assets

We conduct tests for impairment of our goodwill and our other indefinite lived intangible assets annually, as of October 1, or more frequently if events or circumstances indicate the carrying amount may not be recoverable. We use present value and other valuation techniques to make this assessment. If the carrying amount of goodwill or an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. For purposes of impairment testing, we assign goodwill to the reporting unit that benefits from the synergies arising from each business combination, and we also assign indefinite lived intangible assets to our reporting units.

Effective January 1, 2021, we modified our internal reporting and operating segments to reflect changes in the executive leadership team to further enhance speed-to-market and decision effectiveness. Although this did not change our reportable segments, our reporting units and operating segments were redefined. For 2022 and 2021, we defined our six reporting units as follows:

Reportable Segments	Reporting Units
Packaged Beverages	DSD
	WD
Coffee Systems	Coffee Systems
Beverage Concentrates	Branded Concentrates
	Fountain Foodservice
Latin America Beverages	Latin America Beverages

For both goodwill and other indefinite lived intangible assets, we have the option to first assess qualitative factors to determine whether the fair value of either the reporting unit or indefinite lived intangible asset is "more likely than not" less than its carrying value, also known as a Step 0 analysis. If a quantitative analysis is required, the following would be required:

- The impairment test for indefinite lived intangible assets encompasses calculating a fair value of an indefinite lived intangible asset and comparing the fair value to its carrying value. If the carrying value exceeds the estimated fair value, impairment is recorded.

- The impairment tests for goodwill include comparing fair value of the respective reporting unit with its carrying value, including goodwill and considering any indefinite lived intangible asset impairment charges.

As of October 1, 2022, we performed a quantitative analysis for goodwill and certain indefinite lived brand assets, whereby we used an income approach, or in some cases a combination of income and market based approaches, to determine the fair value of our assets, as well as an overall consideration of market capitalization and enterprise value. We performed a qualitative Step 0 analysis for other indefinite lived intangible assets, including certain brands, trade names, contractual arrangements, and distribution rights. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry and economic factors and the profitability of future business strategies. These assumptions could be negatively impacted by various risks discussed in Item 1A, *Risk Factors*, in this Annual Report on Form 10-K.

Critical assumptions for quantitative analyses include revenue growth and profit performance over the next five year period, as well as an appropriate discount rate and long-term growth rate, as applicable. Discount rates are based on a weighted average cost of equity and cost of debt, adjusted with various risk premiums. Long-term growth rates are based on the long-term inflation forecast, industry growth and the long-term economic growth potential.

The following table provides the range of rates used in the analysis as of October 1, 2022:

Rate	Minimum	Maximum
Discount rates	7.3 %	10.3 %
Long-term growth rates	— %	3.8 %

The following table shows the non-cash impairment charges that were recorded for the years presented:

	Year Ended December 31,		
(in millions)	2022	2021	2020
Non cash-impairment charges for indefinite lived brand assets	$ 472	$ —	$ 67

Sensitivity Analysis - Discount Rate

For goodwill, holding all other assumptions in the analysis constant, including the revenue and profit performance assumption, the effect of a 0.50% increase in the discount rate used to determine the fair value of the reporting units as of October 1, 2022, would not change our conclusion.

For the indefinite-lived intangible assets quantitatively assessed, holding all other assumptions in the analysis constant, including the revenue and profit performance assumption, the effect of a 0.50% increase in the discount rate used to determine the fair value of those brands as of October 1, 2022, would impact the amount of headroom over the carrying value of those brands as follows (in millions):

	Selected Discount Rate		Discount Rate Increase of 0.50%	
Headroom Percentage	Carrying Value	Fair Value	Carrying Value	Fair Value
Brands				
0%[1]	$ 2,136	$ 2,136	$ 2,710	$ 2,537
Less than 25%	2,186	2,547	1,612	1,799
26 - 50%	—	—	2,351	3,446
In excess of 50%	14,848	28,942	12,497	22,797

(1)   Carrying value reflects the results of the annual impairment analysis recognized during the year ended December 31, 2022.

Sensitivity Analysis - Long-Term Growth Rate

For goodwill, holding all other assumptions in the analysis constant, including the discrete period revenue and profit performance assumptions as well as the discount rates, the effect of a 0.50% decrease in the long-term growth rate used to determine the fair value of the reporting units as of October 1, 2022, would not change our conclusion.

For the indefinite-lived intangible assets quantitatively assessed, holding all other assumptions in the analysis constant, including the discrete period revenue and profit performance assumptions as well as the discount rates, the effect of a 0.50% decrease in the long-term revenue growth rate used to determine the fair value of those brands as of October 1, 2022, would impact the amount of headroom over the carrying value of those brands as follows (in millions):

	Selected Long-Term Growth Rate		Long-Term Growth Rate Decrease of 0.50%	
Headroom Percentage	Carrying Value	Fair Value	Carrying Value	Fair Value
Brands				
0%[1]	$ 2,136	$ 2,136	$ 2,396	$ 2,271
Less than 25%	2,186	2,547	1,926	2,153
26 - 50%	—	—	2,351	3,515
In excess of 50%	14,848	28,942	12,497	23,257

(1)   Carrying value reflects the results of the annual impairment analysis recognized during the year ended December 31, 2022.

Refer to Note 3 of the Notes to our Consolidated Financial Statements for additional information about our impairment assessments.

Revenue Recognition

We recognize revenue when performance obligations under the terms of a contract with the customer are satisfied. Accruals for customer incentives, sales returns and marketing programs are established for the expected payout based on contractual terms, volume-based metrics and/or historical trends.

Our customer incentives, sales returns and marketing accrual methodology contains uncertainties because it requires management to make assumptions and to apply judgment regarding our contractual terms in order to estimate our customer participation and volume performance levels which impact the expense recognition. Our estimates are based primarily on a combination of known or historical transaction experiences. Differences between estimated expenses and actual costs are normally insignificant and are recognized to earnings in the period differences are determined.

Additionally, judgment is required to ensure the classification of the spend is correctly recorded as either a reduction from gross sales or advertising and marketing expense, which is a component of our SG&A expenses.

A 10% change in the accrual for our customer incentives, sales returns and marketing programs would have affected our income from operations by $50 million for the year ended December 31, 2022.

Income Taxes

We establish income tax liabilities to remove some or all of the income tax benefit of any of our income tax positions based upon one of the following:

- the tax position is not "more likely than not" to be sustained,

- the tax position is "more likely than not" to be sustained, but for a lesser amount, or

- the tax position is "more likely than not" to be sustained, but not in the financial period in which the tax position was originally taken.

Our liability for uncertain tax positions contains uncertainties because management is required to make assumptions and to apply judgment to estimate the exposures associated with our various tax positions.

Our income tax returns, like those of most companies, are periodically audited by domestic and foreign tax authorities. These audits include questions regarding our tax positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. As these audits progress, events may occur that cause us to change our liability for uncertain tax positions. To the extent we prevail in matters for which a liability for uncertain tax positions has been established, or are required to pay amounts in excess of our established liability, our effective tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement generally would require use of our cash and may result in an increase in our effective tax rate in the period of resolution. A favorable tax settlement may be recognized as a reduction in our effective tax rate in the period of resolution.

We also assess the likelihood of realizing our deferred tax assets. Valuation allowances reduce deferred tax assets to the amount more likely than not to be realized. We base our judgment of the recoverability of our deferred tax assets primarily on historical earnings, our estimate of current and expected future earnings and prudent and feasible tax planning strategies.

If results differ from our assumptions, a valuation allowance against deferred tax assets may be increased or decreased which would impact our effective tax rate.

Business Combinations

We record acquisitions using the purchase method of accounting. All of the assets acquired and liabilities assumed are recorded at fair value as of the acquisition date. The excess of the purchase price over the estimated fair values of the net tangible and intangible assets acquired is recorded as goodwill.

The application of the purchase method of accounting for business combinations requires management to make significant estimates and assumptions in the determination of the fair value of assets acquired and liabilities assumed, in order to properly allocate purchase price consideration between assets that are depreciated and amortized from goodwill. The fair value assigned to tangible and intangible assets acquired and liabilities assumed are based on management's estimates and assumptions, as well as other information compiled by management, including valuations that utilize customary valuation procedures and techniques. Significant assumptions and estimates include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the cost savings expected to be derived from acquiring an asset, if applicable.

If the actual results differ from the estimates and judgments used in these estimates, the amounts recorded in the consolidated financial statements may be exposed to potential impairment of the intangible assets and goodwill, as discussed in the *Goodwill and Other Indefinite Lived Intangible Assets* critical accounting estimate section above.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 2 of the Notes to our Consolidated Financial Statements for a discussion of recently issued accounting standards and recently adopted provisions of U.S. GAAP.

SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

The Notes are fully and unconditionally guaranteed by certain of our direct and indirect subsidiaries (the "Guarantors"), as defined in the indentures governing the Notes. The Guarantors are 100% owned either directly or indirectly by us and jointly and severally guarantee, subject to the release provisions described below, our obligations under the Notes. None of our subsidiaries organized outside of the U.S., immaterial subsidiaries used for charitable purposes, any of the subsidiaries held by Maple Parent Holdings Corp. prior to the DPS Merger or any of the subsidiaries acquired after the DPS Merger (collectively, the "Non-Guarantors") guarantee the Notes. The subsidiary guarantees with respect to the Notes are subject to release upon the occurrence of certain events, including the sale of all or substantially all of a subsidiary's assets, the release of the subsidiary's guarantee of our other indebtedness, our exercise of the legal defeasance option with respect to the Notes and the discharge of our obligations under the applicable indenture.

The following schedules present the summarized financial information for the Parent and the Guarantors on a combined basis after intercompany eliminations; the Parent and the Guarantors' amounts due from; amounts due to, and transactions with Non-Guarantors are disclosed separately. The consolidating schedules are provided in accordance with the reporting requirements of Rule 13-01 under SEC Regulation S-X for the issuer and guarantor subsidiaries.

The summarized financial information for the Parent and Guarantors were as follows:

(in millions)	For the Year Ended December 31, 2022
Net sales	$ 8,242
Income from operations	1,008
Net income attributable to KDP	1,436

	December 31,	
(in millions)	2022	2021
Current assets	$ 1,712	$ 1,594
Non-current assets	45,721	43,972
Total assets[1]	$ 47,433	$ 45,566
Current liabilities	$ 4,797	$ 3,470
Non-current liabilities	17,463	17,125
Total liabilities[2]	$ 22,260	$ 20,595

(1) Includes $3 million and $209 million of intercompany receivables due to the Parent and Guarantors from the Non-Guarantors as of December 31, 2022 and December 31, 2021, respectively.

(2) Includes $1,186 million and $40 million of intercompany payables due to the Non-Guarantors from the Parent and Guarantors as of December 31, 2022 and December 31, 2021, respectively.

NON-GAAP FINANCIAL MEASURES

To supplement the consolidated financial statements presented in accordance with U.S. GAAP, we have presented for certain constant currency adjusted or adjusted financial measures for the years ended December 31, 2022 and 2021, which are considered non-GAAP financial measures. The non-GAAP financial measures provided should be viewed in addition to, and not as an alternative for, results prepared in accordance with U.S. GAAP. The non-GAAP financial measures presented may differ from similarly titled non-GAAP financial measures presented by other companies, and other companies may not define these non-GAAP financial measures in the same way. The non-GAAP financial measures are not substitutes for their comparable U.S. GAAP financial measures, such as income from operations, net income, diluted EPS or other measures prescribed by U.S. GAAP, and there are limitations to using non-GAAP financial measures. We use these non-GAAP financial measures, in addition to U.S. GAAP financial measures, to evaluate our operating and financial performance and to compare such performance to that of prior periods and to the performance of our competitors. Additionally, we use these non-GAAP financial measures in making operational and financial decisions and in our budgeting and planning process. We believe that providing these non-GAAP financial measures to investors helps investors evaluate our operating performance, profitability and business trends in a way that is consistent with how management evaluates such performance and consistent with guidance previously provided by us. The non-GAAP measures are defined as follows:

Adjusted: Defined as certain financial statement captions and metrics adjusted for certain items affecting comparability.

Items affecting comparability: Defined as certain items that are excluded for comparison to prior year periods, adjusted for the tax impact as applicable. Tax impact is determined based upon an approximate rate for each item. For each period, management adjusts for (i) the unrealized mark-to-market impact of derivative instruments not designated as hedges in accordance with U.S. GAAP that do not have an offsetting risk reflected within the financial results, as well as the unrealized mark-to-market impact of our Vita Coco investment; (ii) the amortization associated with definite-lived intangible assets; (iii) the amortization of the deferred financing costs associated with the DPS Merger; (iv) the amortization of the fair value adjustment of the senior unsecured notes obtained as a result of the DPS Merger; (v) stock compensation expense and the associated windfall tax benefit attributable to the matching awards made to employees who made an initial investment in KDP; (vi) non-cash changes in deferred tax liabilities related to goodwill and other intangible assets as a result of tax rate or apportionment changes; and (vii) other certain items that are excluded for comparison purposes to prior year periods.

For the year ended December 31, 2022, the other certain items excluded for comparison purposes include (i) restructuring and integration expenses related to significant business combinations; (ii) productivity expenses; (iii) costs related to significant non-routine legal matters, specifically the antitrust litigation; (iv) the loss on early extinguishment of debt related to the redemption of debt; (v) incremental costs to our operations related to risks associated with the COVID-19 pandemic, which were incurred to either maintain the health and safety of our front-line employees or temporarily increase compensation to such employees to ensure essential operations continue during the pandemic; (vi) the gain on the sale of our investment in BodyArmor as a result of the settlement of the associated holdback liability; (vii) the gain on the settlement of our prior litigation with BodyArmor, excluding recoveries of previously incurred litigation expenses which were included in our adjusted results; (viii) losses recognized with respect to our equity method investment in Bedford as a result of funding our share of their wind-down costs; (ix) transaction costs for significant business combinations (completed or abandoned); (x) foundational projects, which are transformative and non-recurring in nature; and (xi) impairments recognized on certain intangible brand assets.

For the year ended December 31, 2021, the other certain items excluded for comparison purposes include (i) restructuring and integration expenses related to significant business combinations; (ii) productivity expenses; (iii) costs related to significant non-routine legal matters; (iv) the loss on early extinguishment of debt related to the redemption of debt; (v) incremental costs to our operations related to risks associated with the COVID-19 pandemic; (vi) gains from insurance recoveries related to the February 2019 organized malware attack on our business operation networks in the Coffee Systems segment; (vii) the gain on the sale of our investment in BodyArmor; (viii) impairment recognized on our equity method investment with Bedford as a result of funding our share of their wind-down costs; and (ix) transaction costs for significant business combinations (completed or abandoned).

Constant currency adjusted: Defined as certain financial statement captions and metrics adjusted for certain items affecting comparability, calculated on a constant currency basis by converting our current period local currency financial results using the prior period foreign currency exchange rates.

For the years ended December 31, 2022 and 2021, the supplemental financial data set forth below includes reconciliations of adjusted and constant currency adjusted financial measures to the applicable financial measure presented in the consolidated financial statements for the same period.

KEURIG DR PEPPER INC.
RECONCILIATION OF CERTAIN REPORTED ITEMS TO CERTAIN NON-GAAP ADJUSTED ITEMS
(Unaudited, in millions, except per share and percentages)

	Cost of sales	Gross profit	Gross margin	Selling, general and administrative expenses	Impairment of intangible assets	Gain on litigation settlement	Other operating income, net	Income from operations	Operating margin
For the Year Ended December 31, 2022									
Reported	$ 6,734	$ 7,323	52.1 %	$ 4,645	$ 477	$ (299)	$ (105)	$ 2,605	18.5 %
Items Affecting Comparability:									
Mark to market	(120)	120		(30)	—	—	—	150	
Amortization of intangibles	—	—		(138)	—	—	—	138	
Stock compensation	—	—		(5)	—	—	—	5	
Restructuring and integration costs	—	—		(170)	—	—	(2)	172	
Productivity	(116)	116		(114)	—	—	—	230	
Impairment of intangible assets	—	—		—	(477)	—	—	477	
Non-routine legal matters	—	—		(13)	—	—	—	13	
COVID-19	(9)	9		(5)	—	—	—	14	
Gain on litigation	—	—		—	—	271	—	(271)	
Transaction costs	—	—		(1)	—	—	—	1	
Foundational projects	—	—		(4)	—	—	—	4	
Adjusted	$ 6,489	$ 7,568	53.8 %	$ 4,165	$ —	$ (28)	$ (107)	$ 3,538	25.2 %
Impact of foreign currency			— %						— %
Constant currency adjusted			53.8 %						25.2 %
For the Year Ended December 31, 2021									
Reported	$ 5,706	$ 6,977	55.0 %	$ 4,153	$ —	$ —	$ (70)	$ 2,894	22.8 %
Items Affecting Comparability:									
Mark to market	32	(32)		25	—	—	—	(57)	
Amortization of intangibles	—	—		(134)	—	—	—	134	
Stock compensation	—	—		(18)	—	—	—	18	
Restructuring and integration costs	—	—		(202)	—	—	—	202	
Productivity	(72)	72		(91)	—	—	—	163	
Non-routine legal matters	—	—		(30)	—	—	—	30	
COVID-19	(26)	26		(11)	—	—	—	37	
Transaction costs	—	—		(2)	—	—	—	2	
Malware incident	—	—		2	—	—	—	(2)	
Adjusted	$ 5,640	$ 7,043	55.5 %	$ 3,692	$ —	$ —	$ (70)	$ 3,421	27.0 %

Refer to page 46 for reconciliations of reported net sales to constant currency net sales and adjusted income from operations to constant currency adjusted income from operations.

KEURIG DR PEPPER INC.
RECONCILIATION OF CERTAIN REPORTED ITEMS TO CERTAIN NON-GAAP ADJUSTED ITEMS
(Unaudited, in millions, except per share and percentages)

For the Year Ended December 31, 2022

	Interest expense	Loss on early extinguishment of debt	Gain on sale of equity method investment	Impairment of investments and note receivable	Other expense (income), net	Income before provision for income taxes	Provision for income taxes	Effective tax rate	Net income attributable to KDP	Diluted earnings per share
Reported	$ 693	$ 217	$ (50)	$ 12	$ 14	$ 1,719	$ 284	16.5 %	$ 1,436	$ 1.01
Items Affecting Comparability:										
Mark to market	(249)	—	—	—	4	395	93		302	0.21
Amortization of intangibles	—	—	—	—	—	138	35		103	0.07
Amortization of deferred financing costs	(2)	—	—	—	—	2	—		2	—
Amortization of fair value debt adjustment	(19)	—	—	—	—	19	4		15	0.01
Stock compensation	—	—	—	—	—	5	(1)		6	—
Restructuring and integration costs	—	—	—	—	—	172	41		131	0.09
Productivity	—	—	—	—	—	230	56		174	0.12
Impairment of intangible assets	—	—	—	—	—	477	126		351	0.25
Impairment of investment	—	—	—	(12)	—	12	3		9	0.01
Loss on early extinguishment of debt	—	(217)	—	—	—	217	51		166	0.12
Non-routine legal matters	—	—	—	—	—	13	3		10	0.01
COVID-19	—	—	—	—	—	14	4		10	0.01
Gain on litigation	—	—	—	—	—	(271)	(68)		(203)	(0.14)
Gain on sale of equity-method investment	—	—	50	—	—	(50)	(12)		(38)	(0.03)
Transaction costs	—	—	—	—	—	1	—		1	—
Foundational projects	—	—	—	—	—	4	1		3	—
Change in deferred tax liabilities related to goodwill and other intangible assets	—	—	—	—	—	—	80		(80)	(0.06)
Adjusted	$ 423	$ —	$ —	$ —	$ 18	$ 3,097	$ 700	22.6 %	$ 2,398	$ 1.68
Impact of foreign currency								— %		
Constant currency adjusted								22.6 %		

Diluted earnings per common share may not foot due to rounding.

KEURIG DR PEPPER INC.
RECONCILIATION OF CERTAIN REPORTED ITEMS TO CERTAIN NON-GAAP ADJUSTED ITEMS
(Unaudited, in millions, except per share and percentages)

	Interest expense	Loss on early extinguishment of debt	Gain on sale of equity method investment	Impairment of investments and note receivable	Other expense (income), net	Income before provision for income taxes	Provision for income taxes	Effective tax rate	Net income attributable to KDP	Diluted earnings per share
For the Year Ended December 31, 2021										
Reported	$ 500	$ 105	$ (524)	$ 17	$ (2)	$ 2,798	$ 653	23.3 %	$ 2,146	$ 1.50
Items Affecting Comparability:										
Mark to market	6	—	—	—	(6)	(57)	(13)		(44)	(0.03)
Amortization of intangibles	—	—	—	—	—	134	31		103	0.07
Amortization of deferred financing costs	(7)	—	—	—	—	7	2		5	—
Amortization of fair value of debt adjustment	(19)	—	—	—	—	19	5		14	0.01
Stock compensation	—	—	—	—	—	18	15		3	—
Restructuring and integration costs	—	—	—	—	—	202	47		155	0.11
Productivity	—	—	—	—	—	163	40		123	0.09
Impairment of investment	—	—	—	(17)	—	17	(45)		62	0.04
Loss on early extinguishment of debt	—	(105)	—	—	—	105	24		81	0.06
Non-routine legal matters	—	—	—	—	—	30	7		23	0.01
COVID-19	—	—	—	—	—	37	9		28	0.02
Gain on sale of equity-method investment	—	—	524	—	—	(524)	(124)		(400)	(0.28)
Transaction costs	—	—	—	—	—	2	—		2	—
Malware incident	—	—	—	—	—	(2)	—		(2)	—
Change in deferred tax liabilities related to goodwill and other intangible assets	—	—	—	—	—	—	19		(19)	(0.01)
Adjusted	$ 480	$ —	$ —	$ —	$ (8)	$ 2,949	$ 670	22.7 %	$ 2,280	$ 1.60
Change - adjusted	(11.9)%								5.2 %	5.0 %
Impact of foreign currency	— %								0.2 %	— %
Change - constant currency adjusted	(11.9)%								5.4 %	5.0 %

Diluted earnings per common share may not foot due to rounding.

45

KEURIG DR PEPPER INC.
RECONCILIATION OF CERTAIN REPORTED SEGMENT MEASURES
TO CERTAIN NON-GAAP ADJUSTED AND CURRENCY NEUTRAL ADJUSTED SEGMENT MEASURES
(Unaudited)

(in millions)	Reported	Items Affecting Comparability	Adjusted
For the year ended December 31, 2022			
Income from operations			
Coffee Systems	**$ 1,316**	**$ 198**	**$ 1,514**
Packaged Beverages	**1,014**	**119**	**1,133**
Beverage Concentrates	**1,061**	**173**	**1,234**
Latin America Beverages	**158**	**4**	**162**
Unallocated corporate costs	**(944)**	**439**	**(505)**
Total income from operations	**$ 2,605**	**$ 933**	**$ 3,538**
For the year ended December 31, 2021			
Income from operations			
Coffee Systems	$ 1,446	$ 197	$ 1,643
Packaged Beverages	1,023	99	1,122
Beverage Concentrates	1,047	11	1,058
Latin America Beverages	133	2	135
Unallocated corporate costs	(755)	218	(537)
Total income from operations	$ 2,894	$ 527	$ 3,421

	Reported	Impact of Foreign Currency	Constant Currency
For the year ended December 31, 2022			
Net sales			
Coffee Systems	5.6 %	0.6 %	6.2 %
Packaged Beverages	12.3	0.1	12.4 %
Beverage Concentrates	16.1	0.3	16.4 %
Latin America Beverages	24.0	(1.0)	23.0 %
Total net sales	10.8	0.3	11.1 %

	Adjusted	Impact of Foreign Currency	Constant Currency Adjusted
For the year ended December 31, 2022			
Income from operations			
Coffee Systems	(7.9)%	0.4 %	(7.5)%
Packaged Beverages	1.0	0.2	1.2 %
Beverage Concentrates	16.6	0.3	16.9 %
Latin America Beverages	20.0	(1.5)	18.5 %
Total income from operations	3.4	0.3	3.7 %

	Reported	Items Affecting Comparability	Adjusted	Impact of Foreign Currency	Constant Currency Adjusted
For the year ended December 31, 2022					
Operating margin					
Coffee Systems	26.4 %	4.0 %	30.4 %	(0.1)%	30.3 %
Packaged Beverages	15.3	1.8 %	17.1	0.1 %	17.2
Beverage Concentrates	61.5	10.0 %	71.5	— %	71.5
Latin America Beverages	21.3	0.5 %	21.8	(0.1)%	21.7
Total operating margin	18.5	6.7 %	25.2	— %	25.2

CONSTANT CURRENCY ADJUSTED RESULTS OF OPERATIONS

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

The following discussion of our results for the year ended December 31, 2022 is presented on a constant currency adjusted basis. These adjusted financial results are calculated on a constant currency basis by converting our current-period local currency financial results using the prior-period FX rates.

Consolidated Operations

Constant Currency Net Sales. Constant currency net sales increased 11.1% in the year ended December 31, 2022 compared to the prior year, driven by favorable net price realization of 10.6% and volume/mix growth of 0.5%.

Constant Currency Adjusted Income from Operations. Constant currency adjusted income from operations increased 3.7% compared to the prior year, primarily driven by the strong growth in net sales and the benefit of productivity. These benefits were partially offset by the impact of broad-based inflation and increases in other operating costs.

Constant Currency Adjusted Interest Expense. Constant currency adjusted interest expense decreased 11.9% compared to the prior year, driven by reduced interest expense on our senior unsecured notes as a result of our strategic refinancing initiatives.

Constant Currency Adjusted Effective Tax Rate. The constant currency adjusted effective tax rate was 22.6% for the year ended December 31, 2022 compared to 22.7% for the prior year, primarily driven by our incremental income in low tax jurisdictions in the current year, mostly offset by the unfavorable comparison to the tax benefit received in the prior year from the release of our valuation allowance against our U.S. foreign tax credit carryforwards.

Constant Currency Adjusted Net Income Attributable to KDP. Constant currency adjusted net income attributable to KDP increased 5.4% compared to the prior year, primarily driven by income from operations growth and lower interest expense.

Constant Currency Adjusted Diluted EPS. Constant currency adjusted diluted EPS increased approximately 5.0% over the prior year.

Results of Operations by Segment

COFFEE SYSTEMS

Constant Currency Net Sales. Constant currency net sales increased 6.2%, driven by higher net price realization of 7.0%, partially offset by unfavorable volume/mix of 0.8%.

Constant Currency Adjusted Income from Operations. Constant currency adjusted income from operations for the year ended December 31, 2022 decreased 7.5% compared to the prior year period, as a result of broad-based inflation, particularly in green coffee and increases in other operating expenses. These decreases were partially offset by the benefits of net sales growth, productivity, favorable asset sale-leaseback activity in the Coffee Systems segment associated with our strategic asset investment program and a business interruption insurance recovery.

PACKAGED BEVERAGES

Constant Currency Net Sales. Constant currency net sales increased 12.4%, reflecting favorable net price realization of 12.1% and volume/mix growth of 0.3%.

Constant Currency Adjusted Income from Operations. Constant currency adjusted income from operations for the year ended December 31, 2022 increased 1.2% compared to the prior year period, driven by the benefits of net sales growth and increased productivity. These benefits were partially offset by broad-based inflation, higher costs to serve the ongoing strong consumer demand, and the unfavorable year-over-year comparison in the Packaged Beverages segment of asset sale-leaseback activity associated with our strategic asset investment program.

BEVERAGE CONCENTRATES

Constant Currency Net Sales. Constant currency net sales increased 16.4%, reflecting higher net price realization of 14.7% and volume/mix growth of 1.7%.

Constant Currency Adjusted Income from Operations. Constant currency adjusted income from operations for the year ended December 31, 2022 increased 16.9% compared to the prior year period. This performance reflected the impact of net sales growth, partially offset by costs associated with the operation of our new manufacturing facility in Newbridge, Ireland.

LATIN AMERICA BEVERAGES

Constant Currency Net Sales. Constant currency net sales increased 23.0%, driven by favorable net price realization of 13.9% and volume/mix growth of 9.1%.

Constant Currency Adjusted Income from Operations. Constant currency adjusted income from operations for the year ended December 31, 2022 increased 18.5% compared to the prior year period, driven by the benefits of net sales growth and productivity, partially offset by the impacts of broad-based inflation, logistics and operating costs associated with incremental volumes, and increased marketing expense.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks arising from changes in market rates and prices, including movements in foreign currency exchange rates, interest rates and commodity prices. We regularly enter into derivatives or other financial instruments to hedge or mitigate commercial risks. We do not enter into derivative instruments for speculation, investing or trading. Refer to Note 5 of the Notes to our Consolidated Financial Statements for further information about our derivative instruments.

FOREIGN EXCHANGE RISK

The majority of our net sales, expenses and capital purchases are transacted in U.S. dollars. However, we have exposure with respect to foreign exchange rate fluctuations. Our primary exposure to foreign exchange rates is the Canadian dollar, the Mexican peso and the Euro against the U.S. dollar. Exchange rate gains or losses related to foreign currency transactions are recognized as transaction gains or losses in earnings as incurred.

We use derivative instruments such as foreign exchange forward contracts to manage a portion of our exposure to changes in foreign exchange rates. As of December 31, 2022, we had derivative contracts outstanding with notional values of $1,001 million maturing at various dates through October 2024. The fair value of foreign currency derivatives that qualify for hedge accounting resulted in a net unrealized gain of $19 million as of December 31, 2022, and the impact of a 10% change (up or down) in exchange rates is estimated to increase or decrease the fair value by approximately $50 million. The fair value of foreign currency derivatives that do not qualify for hedge accounting resulted in a net unrealized gain of $16 million as of December 31, 2022, and the impact of a 10% change (up or down) in exchange rates is estimated to increase or decrease the fair value by approximately $50 million. Any increase or decrease in the value of the foreign currency derivatives would have an approximately offsetting change in the underlying hedged risk.

INTEREST RATE RISK

We centrally manage our debt portfolio through the use of interest rate contracts and monitor our mix of fixed-rate and variable-rate debt. As of December 31, 2022, the carrying value of our fixed-rate debt, excluding lease obligations, was $11,568 million and our variable-rate debt was $399 million, comprised entirely of commercial paper. Additionally, as of December 31, 2022, the total notional value of receive-fixed, pay-variable interest rate swaps was $1,900 million. Our variable-rate derivative instruments are generally based on SOFR and a credit spread.

We estimate that the potential impact to our interest rate expense associated with variable rate debt and derivative instruments resulting from a hypothetical interest rate change of 1%, based on variable-rate debt and derivative instrument levels as of December 31, 2022, would be an increase or decrease of approximately $23 million. Our estimate of the annual impact to interest expense reflects our assumption that SOFR will not fall below 0%.

COMMODITY RISK

We are subject to market risks with respect to commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. Our principal commodities risks relate to our purchases of coffee beans, PET, aluminum, diesel fuel, corn (for high fructose corn syrup), apple juice concentrate, sucrose and natural gas (for use in processing and packaging).

We utilize commodities derivative instruments and supplier pricing agreements to hedge the risk of movements in commodity prices for limited time periods for certain commodities. As of December 31, 2022, we had derivative contracts outstanding with a notional value of $754 million maturing at various dates through April 2024. The fair market value of these contracts as of December 31, 2022 was a net liability of $45 million.

As of December 31, 2022, the impact of a 10% change (up or down) in market prices for these commodities where the risk of movements has not been hedged is estimated to have a $42 million impact to our income from operations for the year ended December 31, 2023.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Keurig Dr Pepper Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Keurig Dr Pepper Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Indefinite-Lived Intangible Assets Valuation - Certain Brand Assets - Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

As discussed in Notes 2 and 3, the Company has indefinite-lived brand intangible assets ("brand assets") with a balance of $19,291 million as of December 31, 2022. Management recognized non-cash impairment losses of $472 million for the year ended December 31, 2022. The Company's evaluation of the brand assets for impairment is performed annually as of October 1, or more frequently if events or circumstances indicate the carrying amount may not be recoverable and involves the comparison of the fair value of each brand asset to its carrying value. Management estimates the fair value of the brand assets using a multi-period excess earnings method, which is a specific discounted cash flow method. The fair value determination of these assets requires management to make significant estimates and assumptions related to revenue growth projections, operating margins, and discount rates. Each of these assumptions is sensitive to future market or industry conditions, as well as company-specific conditions. Changes in these assumptions could have a significant impact on the fair value of certain indefinite-lived brand intangible assets ("certain brand assets") that have a lower headroom percentage, the amount of any impairment, or both. Given the significant judgments made by management to estimate the fair value of certain brand assets, a high degree of auditor judgment and an increased extent of effort were required to perform audit procedures that evaluated the timing and reasonableness of management's estimates and assumptions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures consisted of risk assessment and testing the timing of management's impairment assessment and the underlying business and valuation assumptions for certain brand assets. Those procedures included, but were not limited to, the following:

- We tested the effectiveness of controls over the Company's indefinite-lived brand intangible asset impairment review process, including annual and interim controls when circumstances indicated that the carrying amount may not be recoverable.

- We evaluated the reasonableness of management's ability to forecast revenue growth and operating margins by comparing the forecasts to:

  – Historical revenue and operating margins.

  – Underlying analysis of business strategies and growth plans.

  – Internal communication to senior management.

  – Forecasted information in industry reports.

  – Historical and forecasted peer data.

- We considered the impact of changes in management's forecast from the October 1, 2022 annual assessment date to December 31, 2022.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodology and discount rates, including testing the mathematical accuracy of the calculation, and developed a range of independent estimates and compared those to the discount rates selected by management.

/s/ Deloitte & Touche LLP

Dallas, Texas

February 23, 2023

We have served as the Company's auditor since 2016.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Keurig Dr Pepper Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Keurig Dr Pepper Inc. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 23, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's Report on Internal Control over Financial Reporting, appearing under item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Dallas, Texas

February 23, 2023

CONSOLIDATED STATEMENTS OF INCOME

			Year Ended December 31,			
(in millions, except per share data)		**2022**		**2021**		**2020**
Net sales	$	**14,057**	$	12,683	$	11,618
Cost of sales		**6,734**		5,706		5,132
Gross profit		**7,323**		6,977		6,486
Selling, general and administrative expenses		**4,645**		4,153		3,978
Impairment of intangible assets		**477**		—		67
Gain on litigation settlement		**(299)**		—		—
Other operating income, net		**(105)**		(70)		(39)
Income from operations		**2,605**		2,894		2,480
Interest expense		**693**		500		604
Loss on early extinguishment of debt		**217**		105		4
Gain on sale of equity method investment		**(50)**		(524)		—
Impairment of investments and note receivable		**12**		17		102
Other expense (income), net		**14**		(2)		17
Income before provision for income taxes		**1,719**		2,798		1,753
Provision for income taxes		**284**		653		428
Net income including non-controlling interest		**1,435**		2,145		1,325
Less: Net loss attributable to non-controlling interest		**(1)**		(1)		—
Net income attributable to KDP	$	**1,436**	$	2,146	$	1,325
Earnings per common share:						
Basic	$	**1.01**	$	1.52	$	0.94
Diluted		**1.01**		1.50		0.93
Weighted average common shares outstanding:						
Basic		**1,416.8**		1,415.7		1,407.2
Diluted		**1,428.5**		1,427.9		1,422.1

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)	Year Ended December 31,		
	2022	**2021**	**2020**
Net income including non-controlling interest	$ **1,435**	$ 2,145	$ 1,325
Other comprehensive income			
Foreign currency translation adjustments	**(167)**	(14)	(9)
Net change in pension and post-retirement liability, net of tax of $3, $—, and $1, respectively	**(6)**	—	(4)
Net change in cash flow hedges, net of tax of $(87), $30 and $1, respectively	**328**	(89)	(14)
Total other comprehensive income (loss)	**155**	(103)	(27)
Comprehensive income	**1,590**	2,042	1,298
Comprehensive income attributable to non-controlling interest	**—**	—	—
Comprehensive income attributable to KDP	$ **1,590**	$ 2,042	$ 1,298

The accompanying notes are an integral part of these consolidated financial statements.

KEURIG DR PEPPER INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	
(in millions, except share and per share data)	**2022**	**2021**
Assets		
Current assets:		
Cash and cash equivalents	$ 535	$ 567
Restricted cash and restricted cash equivalents	—	1
Trade accounts receivable, net	1,484	1,148
Inventories	1,314	894
Prepaid expenses and other current assets	471	447
Total current assets	3,804	3,057
Property, plant and equipment, net	2,491	2,494
Investments in unconsolidated affiliates	1,000	30
Goodwill	20,072	20,182
Other intangible assets, net	23,183	23,856
Other non-current assets	1,252	937
Deferred tax assets	35	42
Total assets	$ 51,837	$ 50,598
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 5,206	$ 4,316
Accrued expenses	1,153	1,110
Structured payables	137	142
Short-term borrowings and current portion of long-term obligations	895	304
Other current liabilities	685	613
Total current liabilities	8,076	6,485
Long-term obligations	11,072	11,578
Deferred tax liabilities	5,739	5,986
Other non-current liabilities	1,825	1,577
Total liabilities	26,712	25,626
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value, 15,000,000 shares authorized, no shares issued	—	—
Common stock, $0.01 par value, 2,000,000,000 shares authorized, 1,408,394,293 and 1,418,119,197 shares issued and outstanding as of December 31, 2022 and 2021, respectively	14	14
Additional paid-in capital	21,444	21,785
Retained earnings	3,539	3,199
Accumulated other comprehensive income (loss)	129	(26)
Total stockholders' equity	25,126	24,972
Non-controlling interest	(1)	—
Total equity	25,125	24,972
Total liabilities and equity	$ 51,837	$ 50,598

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,				
(in millions)		**2022**		**2021**		**2020**
Operating activities:						
Net income attributable to KDP	$	**1,436**	$	2,146	$	1,325
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation expense		**399**		410		362
Amortization of intangibles		**138**		134		133
Other amortization expense		**172**		164		158
Provision for sales returns		**61**		63		54
Deferred income taxes		**(289)**		31		(51)
Employee stock-based compensation expense		**52**		88		85
Loss on early extinguishment of debt		**217**		105		4
Gain on sale of equity method investment		**(50)**		(524)		—
Gain on disposal of property, plant and equipment		**(80)**		(75)		(36)
Unrealized loss (gain) on foreign currency		**26**		9		(1)
Unrealized loss (gain) on derivatives		**383**		(70)		8
Settlements of interest rate contracts		**125**		—		—
Equity in losses of unconsolidated affiliates		**5**		5		20
Impairment of intangible assets		**477**		—		67
Impairment on investments and note receivable of unconsolidated affiliates		**12**		17		102
Other, net		**28**		20		60
Changes in assets and liabilities:						
Trade accounts receivable		**(398)**		(152)		(5)
Inventories		**(426)**		(133)		(107)
Income taxes receivable and payables, net		**(105)**		114		(91)
Other current and non current assets		**(456)**		(243)		(435)
Accounts payable and accrued expenses		**903**		762		624
Other current and non current liabilities		**207**		3		180
Net change in operating assets and liabilities		**(275)**		351		166
Net cash provided by operating activities		**2,837**		2,874		2,456
Investing activities:						
Proceeds from sale of investment in unconsolidated affiliates		**50**		578		—
Purchases of property, plant and equipment		**(353)**		(423)		(461)
Proceeds from sales of property, plant and equipment		**168**		122		203
Purchases of intangibles		**(26)**		(32)		(56)
Issuance of related party note receivable		**(18)**		(19)		(6)
Investments in unconsolidated affiliates		**(962)**		—		(5)
Other, net		**6**		(16)		9
Net cash (used in) provided by investing activities	$	**(1,135)**	$	210	$	(316)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(continued)

	Year Ended December 31,		
(in millions)	**2022**	**2021**	**2020**
Financing activities:			
Proceeds from issuance of Notes	$ **3,000**	$ 2,150	$ 1,500
Repayment of Notes	**(3,365)**	(3,595)	(250)
Proceeds from issuance of commercial paper	**1,198**	5,406	7,288
Repayments of commercial paper	**(948)**	(5,257)	(8,534)
Proceeds from KDP Revolver	**—**	—	1,850
Repayment of KDP Revolver	**—**	—	(1,850)
Repayments of term loan	**—**	(425)	(955)
Repurchases of common stock	**(379)**	—	—
Proceeds from issuance of common stock	**—**	140	—
Proceeds from structured payables	**155**	156	171
Payments on structured payables	**(158)**	(167)	(341)
Cash dividends paid	**(1,080)**	(955)	(846)
Tax withholdings related to net share settlements	**(15)**	(125)	—
Payments on finance leases	**(90)**	(54)	(52)
Proceeds from controlling shareholder stock transactions	**—**	—	29
Other, net	**(46)**	(36)	—
Net cash used in financing activities	**(1,728)**	(2,762)	(1,990)
Net change from:			
Operating, investing and financing activities	**(26)**	322	150
Effect of exchange rate changes	**(7)**	(9)	(6)
Beginning of period	**568**	255	111
End of period	$ **535**	$ 568	$ 255
Non-cash investing activities:			
Capital expenditures included in accounts payable and accrued expenses	$ **213**	$ 189	$ 280
Transaction costs included in accounts payable and accrued expenses	**8**	—	—
Conversion of note receivable to equity method investment	**6**	15	—
Non-cash acquisition of controlling interest	**—**	—	3
Non-cash purchases of intangibles	**19**	—	—
Non-cash financing activities:			
Dividends declared but not yet paid	**281**	265	212
Supplemental cash flow disclosures:			
Cash paid for interest	**363**	477	515
Cash paid for income taxes	**686**	506	582

The accompanying notes are an integral part of these consolidated financial statements.

KEURIG DR PEPPER INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(in millions)	Common Stock Issued		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Non-Controlling Interest	Total Equity
	Shares	Amount						
Balance as of December 31, 2019	1,406.8	$ 14	$ 21,557	$ 1,582	$ 104	$ 23,257	$ —	$ 23,257
Net income	—	—	—	1,325	—	1,325	—	1,325
Other comprehensive loss	—	—	—	—	(27)	(27)	—	(27)
Dividends declared, $0.60 per share	—	—	—	(846)	—	(846)	—	(846)
Proceeds from sale of stock by JAB	—	—	29	—	—	29	—	29
Non-cash acquisition of controlling interest	—	—	3	—	—	3	1	4
Shares issued under employee stock-based compensation plans and other	0.5	—	—	—	—	—	—	—
Stock-based compensation	—	—	88	—	—	88	—	88
Balance as of December 31, 2020	1,407.3	$ 14	$ 21,677	$ 2,061	$ 77	$ 23,829	$ 1	$ 23,830
Net income	—	—	—	2,146	—	2,146	(1)	2,145
Other comprehensive loss	—	—	—	—	(103)	(103)	—	(103)
Issuance of common stock	4.3	—	140	—	—	140	—	140
Dividends declared, $0.7125 per share	—	—	—	(1,008)	—	(1,008)	—	(1,008)
Shares issued under employee stock-based compensation plans and other	6.5	—	—	—	—	—	—	—
Tax withholdings related to net share settlements	—	—	(125)	—	—	(125)		(125)
Stock-based compensation	—	—	93	—	—	93	—	93
Balance as of December 31, 2021	1,418.1	$ 14	$ 21,785	$ 3,199	$ (26)	$ 24,972	$ —	$ 24,972
Net income	**—**	**—**	**—**	**1,436**	**—**	**1,436**	**(1)**	**1,435**
Other comprehensive income	**—**	**—**	**—**	**—**	**155**	**155**	**—**	**155**
Dividends declared, $0.775 per share	**—**	**—**	**—**	**(1,096)**	**—**	**(1,096)**	**—**	**(1,096)**
Repurchases of common stock	**(10.6)**	**—**	**(379)**	**—**	**—**	**(379)**	**—**	**(379)**
Shares issued under employee stock-based compensation plans and other	**0.9**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Tax withholdings related to net share settlements	**—**	**—**	**(15)**	**—**	**—**	**(15)**	**—**	**(15)**
Stock-based compensation	**—**	**—**	**53**	**—**	**—**	**53**	**—**	**53**
Balance as of December 31, 2022	**1,408.4**	**$ 14**	**$ 21,444**	**$ 3,539**	**$ 129**	**$ 25,126**	**$ (1)**	**$ 25,125**

The accompanying notes are an integral part of these consolidated financial statements.

1. Business and Basis of Presentation

ORGANIZATION AND NATURE OF OPERATIONS

Keurig Dr Pepper Inc. is a leading coffee and beverage company in North America with a diverse portfolio of flavored CSDs, specialty coffee, and NCBs, and is a leader in single serve coffee brewers in the U.S. and Canada.

References in this Annual Report on Form 10-K to "KDP" or "the Company" refer to Keurig Dr Pepper Inc. and all wholly-owned subsidiaries included in the consolidated financial statements. Definitions of terms used in this Annual Report on Form 10-K are included within the Master Glossary.

This Annual Report on Form 10-K refers to some of KDP's owned or licensed trademarks, trade names and service marks, which are referred to as the Company's brands. All of the product names included herein are either KDP registered trademarks or those of the Company's licensors.

BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP.

FISCAL YEAR END

KDP's fiscal year end is December 31, and its interim fiscal quarters are March 31, June 30, and September 30. KDP's significant subsidiary, Maple Parent Holdings Corp., has a fiscal year end of the last Saturday in December, and its interim fiscal quarters end every thirteenth Saturday. The fiscal year for Maple Parent Holdings Corp. includes 53 weeks for the year ended December 31, 2022 and 52 weeks for the years ended December 31, 2021 and 2020. KDP does not adjust for the difference in fiscal year, as the difference is within the range permitted by the Exchange Act.

PRINCIPLES OF CONSOLIDATION

KDP consolidates all wholly owned subsidiaries.

The Company consolidates investments in companies in which it holds the majority interest. In these cases, the third party equity interest is referred to as non-controlling interest. Non-controlling interests are presented as a separate component within equity in the Consolidated Balance Sheets, and net earnings attributable to the non-controlling interests are presented separately in the Consolidated Statements of Income.

The Company would be required to consolidate VIEs for which KDP has been determined to be the primary beneficiary. To determine if KDP is the primary beneficiary, the Company assesses specific criteria and uses judgment when determining if it has the power to direct the significant activities of the VIE and the obligation to absorb losses or receive benefits from the VIE that may be significant to the VIE. Factors considered include risk and reward sharing, voting rights, involvement in day-to-day capital and operating decisions, representation on a VIE's governance structure, existence of unilateral kick-out rights exclusive of protective rights or voting rights, and level of economic disproportionality between the Company and the VIE's other partner(s). The Company has determined that it is not the primary beneficiary of any VIEs. However, future events may require the Company to consolidate VIEs if the Company becomes the primary beneficiary.

The Company uses the equity method to account for investments in companies if the investment provides the Company with the ability to exercise significant influence over operating and financial policies of the investee. Consolidated net income includes KDP's proportionate share of the net income or loss of these companies. Judgment regarding the level of influence over each equity method investment includes considering key factors such as ownership interest, representation on the Board or similar governing body, participation in policy-making decisions and material intercompany transactions.

KDP eliminates from its financial results all intercompany transactions between entities included in the consolidated financial statements.

UNALLOCATED CORPORATE COST ALIGNMENT

Effective January 1, 2022, the Company updated its presentation of certain of KDP's unallocated corporate costs, primarily related to IT, to be aligned among the Company's segments and to more consistently reflect controllable costs at the segment level. Refer to Note 7 for current year presentation. The following table summarizes the revised and prior presentations of income from operations at the segment level:

| (in millions) | Year Ended December 31, | | | |
| | 2021 | | 2020 | |
Segment Results – Income from operations	Current Presentation	Prior Presentation	Current Presentation	Prior Presentation
Coffee Systems	$ 1,446	$ 1,318	$ 1,398	$ 1,268
Packaged Beverages	1,023	1,010	835	822
Beverage Concentrates	1,047	1,044	935	932
Latin America Beverages	133	133	105	105
Unallocated corporate costs	(755)	(611)	(793)	(647)
Income from operations	$ 2,894	$ 2,894	$ 2,480	$ 2,480

2. Significant Accounting Policies

USE OF ESTIMATES

The process of preparing the Company's consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amount of assets, liabilities, revenue and expenses. These estimates and judgments are based on historical experience, future expectations and other factors and assumptions the Company believes to be reasonable under the circumstances. These estimates and judgments are reviewed on an ongoing basis and are revised when necessary. Changes in estimates are recorded in the period of change. Actual amounts may differ from these estimates.

SIGNIFICANT ACCOUNTING POLICIES

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Based upon the transparency of inputs to the valuation of an asset or liability, a three-level hierarchy has been established for fair value measurements. The three-level hierarchy for disclosure of fair value measurements is as follows:

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 - Valuations with one or more unobservable significant inputs that reflect the reporting entity's own assumptions.

The fair value of Notes and marketable securities as of December 31, 2022 and 2021 are based on quoted market prices for publicly traded securities.

The Company estimates fair values of financial instruments measured at fair value in the Company's consolidated financial statements on a recurring basis to ensure they are calculated based on market rates to settle the instruments. These values represent the estimated amounts the Company would pay or receive to terminate agreements, taking into consideration current market rates and creditworthiness.

As of December 31, 2022 and 2021, the Company did not have any assets or liabilities measured on a recurring basis without observable market values that would require a high level of judgment to determine fair value (Level 3).

Transfers between levels are recognized at the end of each reporting period. There were no transfers of financial instruments between the three levels of fair value hierarchy during the years ended December 31, 2022, 2021 and 2020.

Acquisitions

The Company evaluates the facts and circumstances of each acquisition to determine whether the transaction should be accounted for as an asset acquisition or a business combination.

Asset Acquisitions

When substantially all of the fair value of the assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the transaction is accounted for as an asset acquisition. Direct transaction costs associated with asset acquisitions are capitalized.

Business Combinations

The Company includes the results of operations of the acquired business in the Company's consolidated financial statements prospectively from the acquisition date. The Company allocates the purchase consideration to the assets acquired and liabilities assumed in the acquired entity generally based on their fair values at the acquisition date. The excess of the fair value of purchase consideration over the fair value of these assets acquired and liabilities assumed in the acquired entity is recorded as goodwill. During the measurement period, the Company will continue to obtain information to assist in determining the fair value of net assets acquired, which may differ materially from these preliminary estimates. Measurement period adjustments, if applicable, will be applied in the reporting period in which the adjustment amounts are determined.

Transaction expenses are recognized separately from the business combination and are expensed as incurred. These charges primarily include direct third-party professional fees for advisory and consulting services and other incremental costs related to the acquisition.

Cash and Cash Equivalents

Cash and cash equivalents include cash and investments in short-term, highly liquid securities, with original maturities of three months or less.

The Company is exposed to potential risks associated with its cash and cash equivalents. The Company places its cash and cash equivalents with high credit quality financial institutions. Deposits with these financial institutions may exceed the amount of insurance provided; however, these deposits typically are redeemable upon demand and, therefore, the Company believes the financial risks associated with these financial instruments are minimal.

Trade Accounts Receivable and Allowance for Expected Credit Losses

Trade accounts receivable are recorded at the invoiced amount and do not bear interest.

The Company is exposed to potential credit risks associated with its accounts receivable, as it generally does not require collateral on its accounts receivable. The Company determines the required allowance for expected credit losses using information such as its customer credit history and financial condition, industry and market segment information, credit reports, and economic trends and conditions such as the impacts of COVID-19 in the year ended December 31, 2022. Allowances can be affected by changes in the industry, customer credit issues or customer bankruptcies or expectations of any such events in a future period when reasonable and supportable. Historical information is utilized beyond reasonable and supportable forecast periods. Amounts are charged against the allowance when it is determined that expected credit losses may occur.

Activity in the allowance for expected credit loss accounts was as follows:

(in millions)	For the Year Ended December 31,					
	2022		**2021**		**2020**	
Balance, beginning of the period	$	**7**	$	21	$	9
Charges to (reversals of) bad debt expense		**3**		(13)		17
Write-offs and adjustments		**(1)**		(1)		(5)
Balance, end of the period	$	**9**	$	7	$	21

The majority of the Company's customers are located in the U.S. and Canada. Concentration of credit risk with respect to accounts receivable is limited due to the large number of customers in various channels comprising the Company's customer base. Walmart is a major customer as of December 31, 2022 and 2021 as described in Note 7. As of December 31, 2022 and 2021, Walmart accounted for approximately $303 million and $157 million of trade receivables, respectively, which exceeded 10% of the Company's total trade accounts receivable.

Inventories

Inventories consist of raw materials, work in process and finished goods. Raw materials include various commodity costs for the Company's ingredients and materials sourced from various providers. The costs of finished goods inventories manufactured by the Company include raw materials, direct labor and indirect production and overhead costs. Finished goods also include the purchases of brewing systems and certain beverages from third-party manufacturers. Inventories are stated at the lower of cost or net realizable value. Cost is measured using standard cost method which approximates first-in, first-out. The Company regularly reviews whether the net realizable value of its inventory is lower than its carrying value. If the valuation shows that the net realizable value is lower than the carrying value, the Company takes a charge to cost of sales and directly reduces the carrying value of the inventory.

The Company estimates any required write downs for inventory obsolescence by examining its inventories on a quarterly basis to determine if there are indicators that the carrying values exceed net realizable value. Indicators that could result in additional inventory write downs include age of inventory, damaged inventory, slow moving products and products at the end of their life cycles. While management believes that inventory is appropriately stated, judgment is involved in determining the net realizable value of inventory. Adjustments for excess and obsolete inventories are based on an assessment of slow-moving and obsolete inventories, determined by historical usage and demand.

Property, Plant and Equipment, Net

Property, plant and equipment is stated at cost plus capitalized interest on borrowings during the actual construction period of major capital projects, net of accumulated depreciation. Significant improvements which substantially extend the useful lives of assets are capitalized and expenditures for repairs and maintenance which do not improve or extend the life of the assets are expensed as incurred. The Company capitalizes certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use, which are included in property, plant and equipment. When property, plant and equipment is sold, the costs and the related accumulated depreciation are removed from the accounts, and any net gain or loss is recorded in Other operating income, net in the Consolidated Statements of Income.

For financial reporting purposes, depreciation is computed on the straight-line method over the estimated useful asset lives as follows:

Type of Asset	Useful Life		
Buildings and improvements	3	to	40 years
Machinery and equipment	2	to	20 years
Cold drink equipment	2	to	7 years
Computer software	2	to	8 years

Leasehold improvements, which are primarily considered building improvements, are depreciated over the shorter of the estimated useful life of the assets or the lease term. Estimated useful lives are periodically reviewed and, when warranted, are updated.

The Company periodically reviews long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In order to assess recoverability, the Company compares the estimated undiscounted future pre-tax cash flows from the use of the group of assets, as defined, to the carrying amount of such assets. Measurement of an impairment loss is based on the excess of the carrying amount of the group of assets over the long-lived asset's fair value. For the years ended December 31, 2022 and 2021, the Company recorded no impairment loss related to these assets. For the year ended December 31, 2020, the Company recorded an impairment loss of $1 million. Impairment loss is recorded in Other operating income, net, in the Consolidated Statements of Income.

Leases

The Company leases certain facilities and machinery and equipment, including fleet. These leases expire at various dates through 2044. Some lease agreements contain standard renewal provisions that allow us to renew the lease at rates equivalent to fair market value at the end of the lease term. The Company's lease agreements do not contain any material restrictive covenants. KDP has certain leases of manufacturing and distribution properties and the Frisco headquarters that contain a residual value guarantee at the end of the term. Refer to Note 19 for additional information about the Company's residual value guarantees.

Operating leases are included within other non-current assets, other current liabilities, and other non-current liabilities within our Consolidated Balance Sheets. Finance leases are included within Property, plant and equipment, net, other current liabilities, and other non-current liabilities. Leases with an initial term of 12 months or less are not recognized on the Consolidated Balance Sheets.

Right of use assets and lease liabilities are recognized in the Consolidated Balance Sheets at the present value of future minimum lease payments over the lease term on the commencement date. When the rate implicit in the lease is not provided to the Company, KDP will use its incremental borrowing rate based on information available at the commencement date to determine the present value of future minimum lease payments. KDP's incremental borrowing rate is determined using a portfolio of secured borrowing rates commensurate with the term of the lease and is reassessed on a quarterly basis.

KDP has lease agreements with lease and non-lease components, which are generally accounted for as a single lease component.

Sale-and-leaseback transactions occur when the Company sells assets to a third-party and subsequently leases them back. The resulting leases that qualify for sale-and-leaseback accounting are evaluated and accounted for as an operating lease. A transaction that does not qualify for sale-and-leaseback accounting as a result of finance lease classification or the failure to meet certain revenue recognition criteria is accounted for as a financing transaction. For a financing transaction, the Company will retain the assets sold within Property, plant and equipment, net and record a financing obligation equal to the amount of cash proceeds received. Rental payments under such transactions are recognized as a reduction of the financing obligation and as interest expense using an effective interest method.

Investments

Deferred Compensation Plan

The Company has a U.S. non-qualified defined contribution plan. Contributions under the non-qualified defined contribution plan are maintained in a rabbi trust and are not readily available to the Company. The rabbi trust consists of readily marketable equity securities, which are included in Other non-current assets in the Consolidated Balance Sheets. Gains or losses from such investments are classified as trading and are charged to Other expense (income), net in the Consolidated Statements of Income.

The corresponding deferred compensation liability is included in Other non-current liabilities in the Consolidated Balance Sheets, with changes in this obligation recognized as adjustments to compensation expense and recorded in SG&A expenses.

Investments in Other Equity Securities

The Company consolidates investments in companies in which it holds the majority interest. In these cases, the third party equity interest is referred to as non-controlling interest. Non-controlling interests are presented as a separate component within equity in the Consolidated Balance Sheets, and net earnings attributable to the non-controlling interests are presented separately in the Consolidated Statements of Income.

The Company also holds non-controlling investments in certain privately held entities which are accounted for as equity method investments, equity securities with readily determinable fair value, or equity securities without readily determinable value.

The companies over which we exert significant influence, but do not control the financial and operating decisions, are accounted for as equity method investments. The Company's equity method investments are reported at cost, which includes third-party transaction costs, and are adjusted each period for the Company's share of the investee's net income (loss) and dividends paid, if any. The Company's proportionate share of the net income (loss) resulting from these investments is recorded in Other expense (income), net in the Consolidated Statements of Income. Any gains and losses resulting from the sale of these investments are recorded in Gain on sale of equity method investment. The carrying value of the Company's equity method investments is reported in Investments in unconsolidated affiliates in the Company's Consolidated Balance Sheets. The Company classifies distributions received from equity method investments using the cumulative earnings approach on the Consolidated Statements of Cash Flows.

Investments with readily determinable fair values for which we do not have the ability to exercise significant influence are measured at fair value and reported in Other non-current assets in the Company's Consolidated Balance Sheets. As of December 31, 2022 and 2021, all such investments were categorized as Level 1. Unrealized gains and losses on these investments are recorded in Other (income) expense, net in the Consolidated Statements of Income.

Investments without readily determinable fair values for which we do not have the ability to exercise significant influence are accounted for at cost and reported in Other non-current assets in the Company's Consolidated Balance Sheets. Any gains or losses resulting from the sales of these investments are recorded in Other operating income, net, in the Consolidated Statements of Income.

The Company's non-controlling investments in certain privately held entities do not have readily determinable fair values and are periodically evaluated for impairment. An impairment loss would be recorded whenever a decline in value of an investment below its carrying amount is determined to be other than temporary.

Goodwill and Other Intangible Assets

The Company classifies other intangible assets into two categories:

- intangible assets with definite lives subject to amortization, and

- intangible assets with indefinite lives not subject to amortization.

The majority of the Company's intangible asset balance is made up of brands which the Company has determined to have indefinite useful lives. In arriving at the conclusion that a brand has an indefinite useful life, management reviews factors such as size, diversification and market share of each brand. Management expects to acquire, hold and support brands for an indefinite period through consumer marketing and promotional support. The Company also considers factors such as its ability to continue to protect the legal rights that arise from these intangible assets indefinitely or the absence of any regulatory, economic or competitive factors that could truncate the life of these intangible assets. If the criteria are not met to assign an indefinite life, the brand is amortized over its expected useful life.

Identifiable intangible assets deemed by the Company to have determinable finite useful lives are amortized on a straight-line basis over the period of which the expected economic benefit is derived. The estimated useful lives of the Company's intangible assets with definite lives are as follows:

Type of Asset	Useful Life
Acquired technology	20 years
Customer relationships	10 to 40 years
Trade names	10 years
Distribution rights	4 to 10 years
Brands	5 years
Contractual arrangements	10 to 12 years

For intangible assets with definite lives, tests for impairment are performed if conditions exist that indicate the carrying value may not be recoverable. For goodwill and indefinite-lived intangible assets, the Company conducts tests for impairment annually on the first day of the fourth quarter, or more frequently if events or circumstances indicate the carrying amount may not be recoverable.

The tests for impairment include significant judgment in estimating the fair value of reporting units and intangible assets. Management's estimates of fair value, which fall under Level 3 and are non-recurring, are based on historical and forecasted revenues and profit performance and discount rates. Fair value is based on what the reporting units and intangible assets would be worth to a third party market participant. Discount rates are based on a weighted average cost of equity and cost of debt, adjusted with various risk premiums.

Goodwill is assigned to reporting units for purposes of impairment testing. A reporting unit is the same as an operating segment or one level below an operating segment. KDP's six reporting units are as follows:

Reportable Segments	Reporting Units
Packaged Beverages	DSD
	WD
Coffee Systems	Coffee Systems
Beverage Concentrates	Branded Concentrates
	Fountain Foodservice
Latin America Beverages	Latin America Beverages

If the carrying value of the reporting unit or intangible asset exceeds its fair value, an impairment charge will be recorded in current earnings for the difference up to the carrying value of the goodwill or intangible asset recorded. Refer to Note 3 for additional information.

Capitalized Customer Incentive Programs

The Company provides support to certain customers to cover various programs and initiatives to increase net sales, including contributions to customers or vendors for cold drink equipment used to market and sell the Company's products. These programs and initiatives generally directly benefit the Company over a period of time. Accordingly, costs of these programs and initiatives are recorded in Prepaid expenses and other current assets and Other non-current assets in the Consolidated Balance Sheets. Refer to Note 17 for additional information. The costs for these programs are amortized over the period to be directly benefited based upon a methodology consistent with the Company's contractual rights under these arrangements.

Accounts Payable

KDP has agreements with third party administrators which allow participating suppliers to track payment obligations from KDP, and if

 voluntarily elected by the supplier, to sell payment obligations from KDP to financial institutions. Suppliers can sell one or more of KDP's payment obligations at their sole discretion and the rights and obligations of KDP to its suppliers are not impacted. KDP has no economic interest in a supplier's decision to enter into these agreements and no direct financial relationship with the financial institutions. KDP's obligations to its suppliers, including amounts due and scheduled payment terms, are not impacted. KDP has been informed by the third party administrator that as of December 31, 2022 and 2021, $3,839 million and $3,194 million, respectively, of KDP's outstanding payment obligations were voluntarily elected by the supplier and sold to financial institutions.

Structured Payables

The Company has entered into an agreement with a supply chain payment processing intermediary, for the intermediary to act as a virtual credit card sponsor, whereby the card sponsor pays amounts on behalf of the Company and sells the amounts due from the Company to a participating financial institution. The card sponsor then bills the Company the original payment amount, effectively financing the transaction. The agreement permits the Company to utilize the third party and participating financial institutions to make a broad range of payments, including commercial payables to suppliers, business acquisitions, purchases of property, plant and equipment, and employee-related payments

Additionally, the Company has commercial arrangements with suppliers who use third party administrators to sell payment obligations from KDP to financial institutions. The Company evaluates the commercial arrangements with suppliers to determine if they are more representative of debt or accounts payable classification. If the Company determines these commercial arrangements are more representative of a financing transaction, then the Company records those payment obligations as structured payables.

Structured payables have equal priority with accounts payable and are treated as non-recourse obligations. The Company records interest for the period the structured payables obligation is outstanding and reflects the proceeds and payments related to these transactions as a financing activity on the Consolidated Statements of Cash Flows.

Pension and Post-retirement Medical Benefits

The Company has U.S. and foreign pension and PRMB plans which provide benefits to a defined group of employees who satisfy age and length of service requirements at the discretion of the Company. As of December 31, 2022, the Company has several stand-alone non-contributory defined benefit plans and PRMB plans. Depending on the plan, pension and PRMB benefits are based on a combination of factors, which may include salary, age and years of service.

Employee pension and PRMB plan obligations and the associated expense included in the consolidated financial statements are determined from actuarial analyses based on plan assumptions, employee demographic data, years of service, compensation, benefits and claims paid and employer contributions. Non-cash settlement charges occur when the total amount of lump sum payments made to participants of various U.S. defined pension plans exceed the estimated annual interest and service costs.

The components of net periodic benefit cost other than the service cost component are included in Other expense (income), net, in the Company's Consolidated Statements of Income. The service cost component is included in either Cost of sales or SG&A expenses, depending on the classification of the employee's other compensation costs.

The Company's objective with respect to the funding of its pension plans is to provide adequate assets for the payment of future benefits. Pursuant to this objective, the Company will fund the pension plans as required by governmental regulations and may consider discretionary contributions as conditions warrant.

The Company participates in three multi-employer pension plans and makes contributions to those plans, which are recorded in either Cost of sales or SG&A expenses, depending on the classification of the employee's other compensation costs.

Risk Management Programs

The Company retains selected levels of property, casualty, workers' compensation, health, cyber and other business risks. Many of these risks are covered under conventional insurance programs with deductibles or self-insured retentions. Accrued liabilities related to the retained casualty and health risks are calculated based on loss experience and development factors, which contemplate a number of variables including claim history and expected trends, and are recorded in Other current liabilities and Other non-current liabilities in the Consolidated Balance Sheets.

Income Taxes

Income taxes are accounted for using the asset and liability approach, which involves determining the temporary differences between assets and liabilities recognized for financial reporting and the corresponding amounts recognized for tax purposes and computing the tax-related carryforwards at the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed. The resulting amounts are deferred tax assets or liabilities. The total of taxes currently payable per the tax return, the deferred tax expense or benefit and the impact of uncertain tax positions represents the income tax expense or benefit for the year for financial reporting purposes.

The Company periodically assesses the likelihood of realizing its deferred tax assets based on the amount that the Company believes is more likely than not to be realized. The Company bases its judgment of the recoverability of its deferred tax assets primarily on historical earnings, its estimate of current and expected future earnings and prudent and feasible tax planning strategies.

The Company establishes income tax liabilities to remove some or all of the income tax benefit of any of the Company's income tax positions at the time the Company determines that the positions become uncertain based upon one of the following: (1) the tax position is not "more likely than not" to be sustained, (2) the tax position is "more likely than not" to be sustained, but for a lesser amount, or (3) the tax position is "more likely than not" to be sustained, but not in the financial period in which the tax position was originally taken. The Company's evaluation of whether or not a tax position is uncertain is based on the following: (1) the Company presumes the tax position will be examined by the relevant taxing authority such as the IRS that has full knowledge of all relevant information, (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position, and (3) each tax position is evaluated without considerations of the possibility of offset or aggregation with other tax positions taken. The Company adjusts these income tax liabilities when the Company's judgment changes as a result of new information. Any change will impact income tax expense in the period in which such determination is made.

Derivative Instruments

KDP is exposed to market risks arising from adverse changes in interest rates, commodity prices, and FX rates. KDP manages these risks through a variety of strategies, including the use of interest rate contracts, FX forward contracts, commodity forward, future, swap and option contracts and supplier pricing agreements. KDP does not hold or issue derivative financial instruments for trading or speculative purposes.

The Company records all derivative instruments on a gross basis, including those subject to master netting arrangements.

KDP formally designates and accounts for certain foreign exchange forward contracts and interest rate contracts that meet established accounting criteria under U.S. GAAP as cash flow hedges. For such contracts, the effective portion of the gain or loss on the derivative instruments is recorded, net of applicable taxes, in AOCI. When net income is affected by the variability of the underlying transaction, the applicable offsetting amount of the gain or loss from the derivative instrument deferred in AOCI is reclassified to net income. Cash flows from derivative instruments designated in a qualifying hedging relationship are classified in the same category as the cash flows from the underlying hedged items. If a cash flow hedge were to cease to qualify for hedge accounting, or were terminated, the derivatives would continue to be carried on the balance sheet at fair value until settled and hedge accounting would be discontinued prospectively. If the underlying hedged transaction ceases to exist, any associated amounts reported in AOCI would be reclassified to earnings at that time.

For derivatives that are not designated or for which the designated hedging relationship is discontinued, the gain or loss on the instrument is recognized in earnings in the period of change.

The Company has exposure to credit losses from derivative instruments in an asset position in the event of nonperformance by the counterparties to the agreements. Historically, the Company has not experienced material credit losses as a result of counterparty nonperformance. The Company selects and periodically reviews counterparties based on credit ratings, limits its exposure to a single counterparty under defined guidelines and monitors the market position of the programs upon execution of a hedging transaction and at least on a quarterly basis.

Loss Contingencies

Legal Matters

The Company is involved from time to time in various claims, proceedings, and litigation, including those described in Note 18. The Company establishes reserves for specific legal proceedings when it determines that the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Management has also identified certain other legal matters where it believes an unfavorable outcome is reasonably possible and/or for which no estimate of possible losses can be made, and where applicable, the Company provides disclosure of such legal matters in Note 18.

Product Warranties

The Company provides for the estimated cost of product warranties associated with its brewers in cost of sales, at the time product revenue is recognized. Warranty costs are estimated primarily using historical warranty information in conjunction with current engineering assessments applied to the Company's expected repair or replacement costs. The estimate for warranties requires assumptions relating to expected warranty claims which are based on the Company's historical claims and known current year factors.

Revenue Recognition

The Company recognizes revenue when performance obligations under the terms of a contract with the customer are satisfied. Branded product sales, which include CSDs, NCBs, K-Cup pods, appliances and other, occur once control is transferred upon delivery to the customer. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods. The amount of consideration the Company receives and revenue the Company recognizes varies with changes in customer incentives the Company offers to its customers and their customers. These incentives and discounts, which are recorded as a reduction of revenue, include cash discounts, price allowances, volume-based rebates, product placement fees and other financial support for items such as trade promotions, displays, new products, consumer incentives and advertising assistance. Accruals are established for the expected payout based on contractual terms, volume-based metrics and/or historical trends and require management judgment with respect to estimating customer participation and performance levels. Sales taxes and other similar taxes are excluded from revenue. Costs associated with shipping and handling activities, such as merchandising, are included in SG&A expenses as revenue is recognized.

Cost of Sales

Cost of goods sold includes all costs to acquire and manufacture the Company's products including raw materials, direct and indirect labor, manufacturing overhead, including depreciation expense, and all other costs incurred to bring the product to salable condition. All other costs incurred after this condition is met are considered selling costs and included in SG&A expenses.

Selling, General and Administrative Expenses

Transportation and Warehousing Costs

The Company incurred $1,746 million, $1,475 million and $1,326 million of transportation and warehousing costs during the years ended December 31, 2022, 2021 and 2020, respectively. These amounts, which primarily relate to shipping and handling costs, are recorded in SG&A expenses in the Consolidated Statements of Income.

Advertising and Marketing Expense

Advertising and marketing production costs related to television, print, radio and other marketing investments are expensed as of the first date the advertisement takes place. All other advertising and marketing costs are expensed as incurred. Advertising and marketing expenses were approximately $537 million, $540 million and $489 million for the years ended December 31, 2022, 2021 and 2020, respectively. Advertising and marketing expenses are recorded in SG&A expenses in the Consolidated Statements of Income. Prepaid advertising and marketing costs are recorded as Other current and Other non-current assets in the Consolidated Balance Sheets.

Research and Development Costs

Research and development costs are expensed when incurred and amounted to $65 million, $66 million and $69 million for the years ended December 31, 2022, 2021 and 2020, respectively. These expenses are recorded primarily in SG&A expenses in the Consolidated Statements of Income.

Stock-Based Compensation Expense

The Company recognizes compensation expense in the Consolidated Statements of Income related to the fair value of employee stock-based awards. Compensation cost is based on the grant-date fair value. The fair value of RSUs is determined based on the number of units granted and the grant date price of common stock. The fair value of PSUs is estimated at the date of grant using a Monte-Carlo simulation. Prior to January 1, 2022, the Company recorded forfeitures as incurred.

Effective January 1, 2022, the Company changed its accounting policy election to record expense only for awards expected to vest. Estimated forfeiture rates are based on historical data and are periodically reassessed. The cumulative effect of this change in accounting policy was recorded effective January 1, 2022, as the impact of forfeitures on stock-based compensation has historically been insignificant to the Company. Stock-based compensation expense is recognized ratably over the vesting period and is recorded SG&A expenses in the Consolidated Statements of Income. Refer to Note 11 for additional information.

Integration and Restructuring Costs

The Company implements restructuring programs from time to time and incurs costs that are designed to improve operating effectiveness and lower costs. When the Company implements these programs, the Company incurs expenses, such as employee separations, lease terminations and other direct exit costs, that qualify as exit and disposal costs under U.S. GAAP.

The Company also incurs expenses that are an integral component of, and directly attributable to, the Company's restructuring activities, which do not qualify as exit and disposal costs, such as accelerated depreciation, asset impairments, IT implementation costs and other incremental costs. The Company has recorded these costs within SG&A expenses on the Consolidated Statements of Income, and these costs are held within unallocated corporate costs.

Foreign Currency Translation and Transaction

The Company translates assets and liabilities of our foreign subsidiaries from their respective functional currencies to U.S. dollars at the appropriate spot rates as of the balance sheet date. The functional currency of the Company's operations outside the U.S. is generally the local currency of the country where the operations are located, or U.S. dollars. The results of operations are translated into U.S. dollars at a monthly average rate, calculated using daily exchange rates.

Differences arising from the translation of opening balance sheets of these entities to the rate at the end of the financial year are recognized in AOCI. The differences arising from the translation of foreign results at the average rate are also recognized in AOCI. Such translation differences are recognized as income or expense in the period in which the Company disposes of the operations.

Transactions in foreign currencies are recorded at the approximate rate of exchange at the transaction date. Assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. Such differences are recorded in Cost of sales or Other expense (income), net in the Consolidated Statements of Income, depending on the nature of the underlying transaction.

Earnings per Share

Basic EPS is computed by dividing Net income attributable to KDP by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the assumed conversion of all dilutive securities.

Repurchases of Common Stock

Shares repurchased under authorized share repurchase programs are retired, and the excess purchase price over the par value is recorded to additional paid-in capital.

RECENTLY ISSUED ACCOUNTING STANDARDS

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, later amended by ASU 2021-01, *Reference Rate Reform (Topic 848) Scope* and ASU 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*. The objective of ASU 2020-04 is to provide optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. This was further clarified by ASU 2021-01, which confirmed that certain optional expedients and exceptions in Topic 848 apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. ASU 2020-04 is effective and can be elected for all entities from the issuance date of ASU 2020-04 through December 31, 2024, as amended by ASU 2022-06. The Company is currently evaluating ASU 2020-04 but expects the impact to be immaterial to KDP's consolidated financial statements.

In September 2022, the FASB issued ASU 2022-04, *Liabilities — Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations*. The objective of ASU 2022-04 is to require entities to disclose information about the use of supplier finance programs in connection with the purchase of goods and services. ASU 2022-04 is effective for all entities for annual periods beginning after December 15, 2022. The Company is currently evaluating ASU 2022-04 but expects the impact to be immaterial to KDP's current consolidated financial statement disclosures.

3.   Goodwill and Other Intangible Assets

GOODWILL

Changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2022 and 2021 are as follows:

(in millions)	Coffee Systems	Packaged Beverages	Beverage Concentrates	Latin America Beverages	Total
Balance as of December 31, 2020	$ 9,795	$ 5,314	$ 4,536	$ 539	$ 20,184
Foreign currency translation	5	5	3	(15)	(2)
Balance as of December 31, 2021	9,800	5,319	4,539	524	20,182
Foreign currency translation	**(64)**	**(46)**	**(31)**	**31**	**(110)**
Balance as of December 31, 2022	**$ 9,736**	**$ 5,273**	**$ 4,508**	**$ 555**	**$ 20,072**

INTANGIBLE ASSETS OTHER THAN GOODWILL

The net carrying amounts of intangible assets other than goodwill with indefinite lives are as follows:

(in millions)	December 31, 2022	December 31, 2021
Brands[1]	**$ 19,291**	$ 19,865
Trade names	**2,480**	2,480
Contractual arrangements[2]	**122**	123
Distribution rights[3]	**100**	85
Total	**$ 21,993**	$ 22,553

(1) The decrease in brands with indefinite lives was driven by impairment charges of $472 million, led by Bai and Schweppes, and $102 million of FX translation during the year ended December 31, 2022. Refer to *Impairment Analysis* below.
(2) The decrease in contractual arrangements is driven by FX translation during the year ended December 31, 2022.
(3) The Company executed seven agreements to acquire distribution rights during the year ended December 31, 2022, which resulted in an increase of $15 million.

The net carrying amounts of intangible assets other than goodwill with definite lives are as follows:

(in millions)	December 31, 2022			December 31, 2021		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Acquired technology	$ 1,146	$ (475)	$ 671	$ 1,146	$ (401)	$ 745
Customer relationships	638	(204)	434	638	(169)	469
Trade names[1]	127	(101)	26	128	(86)	42
Brands[2]	51	(19)	32	21	(8)	13
Distribution rights	29	(16)	13	29	(11)	18
Contractual arrangements	24	(10)	14	24	(8)	16
Total	$ 2,015	$ (825)	$ 1,190	$ 1,986	$ (683)	$ 1,303

(1) The decrease in trade names is driven by FX translation during the year ended December 31, 2022.
(2) The increase in brands with definite lives during the year ended December 31, 2022 is driven by the acquisition of Atypique, which was recorded as a definite lived brand asset of $30 million with an estimated useful life of five years. This increase was partially offset by impairment expense recognized through accumulated amortization of $5 million on a definite lived brand asset.

Amortization expense for intangible assets with definite lives was as follows:

(in millions)	Year Ended December 31,		
	2022	2021	2020
Amortization expense for intangible assets with definite lives	$ 138	$ 134	$ 133

Amortization expense of these intangible assets is expected to be as follows:

(in millions)	For the Years Ending December 31,				
	2023	2024	2025	2026	2027
Expected amortization expense for intangible assets with definite lives	$ 138	$ 130	$ 117	$ 113	$ 95

IMPAIRMENT ANALYSIS

The following table summarizes impairment recognized on indefinite lived intangible assets as a result of the annual impairment analyses as of October 1 of each year and interim triggering analyses during the periods:

(in millions)	Year Ended December 31,		
	2022	2021	2020
Interim triggering analysis	$ 311	$ —	$ —
Annual analysis	161	—	67
Total impairment of indefinite lived intangible assets	$ 472	$ —	$ 67

Quarterly Triggering Event Analysis

The Company performed an analysis as of September 30, 2022 to evaluate whether any triggering events occurred during the third quarter of 2022. Management identified specific performance and margin challenges for Bai and performed a Step 1 quantitative discounted cash flow analysis using the income approach. As a result of this analysis, KDP recorded an impairment charge of $311 million in the Packaged Beverages segment.

Annual Analysis

For both goodwill and other indefinite lived intangible assets, KDP has the option to first assess qualitative factors to determine whether the fair value of either the reporting unit or indefinite lived intangible asset is "more likely than not" less than its carrying value, also known as a Step 0 analysis.

For the years ended December 31, 2022 and 2021, KDP performed a Step 0 analysis for certain indefinite lived intangible assets, including trade names, contractual arrangements and distribution rights and did not identify any indicators of impairment. For goodwill and the primary indefinite-lived brands, KDP performed a quantitative analysis, using the income approach, or in some cases a combination of income and market based approaches, to determine the fair value of the Company's assets, as well as an overall consideration of market capitalization and enterprise value.

For the year ended December 31, 2020, KDP performed a quantitative analysis, using the income approach, or in some cases a combination of income and market based approaches, to determine the fair value of the Company's assets, as well as an overall consideration of market capitalization and enterprise value.

The following table provides the range of rates used in the analysis as of October 1, 2022, 2021, and 2020:

	2022		2021		2020	
Rate	**Minimum**	**Maximum**	**Minimum**	**Maximum**	**Minimum**	**Maximum**
Discount rates	**7.3 %**	**10.3 %**	6.5 %	10.0 %	6.0 %	10.0 %
Long-term growth rates	**— %**	**3.8 %**	— %	3.8 %	— %	3.5 %
Royalty rates[1]	**N/A**	**N/A**	N/A	N/A	1.0 %	10.0 %

(1) Royalty rates were not used for the impairment analysis for the years ended December 31, 2022 or 2021, as KDP performed a Step 0 qualitative analysis for the trade names which historically utilized the Relief From Royalty Method.

The primary factors that led to the brand impairment determination in the fourth quarter of 2022, driven primarily by Schweppes, was the change in the macroeconomic environment leading to increases in discount rates, as shown in the table above, as well as supply chain disruptions within third-party distribution networks.

The factors that led to the Bai brand impairment determination in the fourth quarter of 2020 were primarily performance of the brand during the COVID-19 pandemic, related shifts in consumer behaviors that were expected to be other-than-temporary, and updated forecasts of brand performance based on a refined strategic vision to market and sell the product.

The results of the impairment analysis of the Company's indefinite lived brands as of October 1, 2022, 2021, and 2020 are as follows:

	2022		2021		2020	
Headroom Percentage	**Carrying Value**	**Fair Value**	**Carrying Value**	**Fair Value**	**Carrying Value**	**Fair Value**
Brands						
0%[1]	**$ 2,136**	**$ 2,136**	$ —	$ —	$ 415	$ 415
Less than 25%	**2,186**	**2,547**	3,311	3,663	5,052	5,775
26 - 50%	**—**	**—**	5,335	7,456	2,261	2,993
In excess of 50%	**14,848**	**28,942**	11,173	21,982	11,946	19,835

(1) Carrying value reflects the results of the annual impairment analysis recognized during the years ended December 31, 2022 and 2020.

4. Long-term Obligations and Borrowing Arrangements

The following table summarizes the Company's long-term obligations:

	December 31,	
(in millions)	**2022**	**2021**
Notes	**$ 11,568**	$ 11,733
Less: current portion of long-term obligations	**(496)**	(155)
Long-term obligations	**$ 11,072**	$ 11,578

The following table summarizes the Company's short-term borrowings and current portion of long-term obligations:

	December 31,	
(in millions)	**2022**	**2021**
Commercial paper notes	**$ 399**	$ 149
Current portion of long-term obligations:	**496**	155
Short-term borrowings and current portion of long-term obligations	**$ 895**	$ 304

SENIOR UNSECURED NOTES

The Company's Notes consisted of the following:

(in millions)			December 31,	
Issuance	**Maturity Date**	**Rate**	**2022**	**2021**
2023 Merger Notes	May 25, 2023	4.057%	—	1,000
2023 Notes	December 15, 2023	3.130%	**500**	500
2024 Notes	March 15, 2024	0.750%	**1,150**	1,150
2025 Merger Notes	May 25, 2025	4.417%	**529**	1,000
2025 Notes	November 15, 2025	3.400%	**500**	500
2026 Notes	September 15, 2026	2.550%	**400**	400
2027 Notes	June 15, 2027	3.430%	**500**	500
2028 Merger Notes	May 25, 2028	4.597%	**1,112**	2,000
2029 Notes	April 15, 2029	3.950%	**1,000**	—
2030 Notes	May 1, 2030	3.200%	**750**	750
2031 Notes	March 15, 2031	2.250%	**500**	500
2032 Notes	April 15, 2032	4.050%	**850**	—
2038 Notes	May 1, 2038	7.450%	—	125
2038 Merger Notes	May 25, 2038	4.985%	**211**	500
2045 Notes	November 15, 2045	4.500%	**550**	550
2046 Notes	December 15, 2046	4.420%	**400**	400
2048 Merger Notes	May 25, 2048	5.085%	**391**	750
2050 Notes	May 1, 2050	3.800%	**750**	750
2051 Notes	March 15, 2051	3.350%	**500**	500
2052 Notes	April 15, 2052	4.500%	**1,150**	—
Principal amount			$ **11,743**	$ 11,875
Adjustment from principal amount to carrying amount[1]			**(175)**	(142)
Carrying amount			$ **11,568**	$ 11,733

(1) The carrying amount includes unamortized discounts, debt issuance costs and fair value adjustments related to the DPS Merger.

On January 24, 2022, KDP redeemed and retired the remainder of its 2038 Notes. The loss on early extinguishment of the 2038 Notes was approximately $45 million, comprised of the make-whole premium and the write-off of the associated unamortized fair value adjustment related to the DPS Merger.

On April 22, 2022, the Company undertook the 2022 Strategic Refinancing and completed the issuance of the 2029 Notes, the 2032 Notes, and the 2052 Notes. The discount associated with these notes was approximately $16 million, and the Company incurred $23 million in debt issuance costs. The proceeds from the issuance were used to voluntarily prepay and retire the remaining 2023 Merger Notes and to tender portions of the 2025 Merger Notes, the 2028 Merger Notes, the 2038 Merger Notes, and the 2048 Merger Notes. The Company recorded approximately $169 million of loss on early extinguishment of debt, comprised of the tender and make-whole premiums, the write-off of debt issuance costs, and the impact of terminating reverse treasury lock contracts.

Notes, among other things, contain customary default provisions and limit the Company's ability to incur indebtedness secured by principal properties, to enter into certain sale and leaseback transactions and to enter into certain mergers or transfers of substantially all of the Company's assets. The Notes are fully and unconditionally guaranteed by certain direct and indirect subsidiaries of the Company. As of December 31, 2022, the Company was in compliance with all financial covenant requirements of the Notes.

BORROWING ARRANGEMENTS

Revolving Credit Agreement

On February 23, 2022, KDP terminated the 2021 364-Day Credit Agreement and the KDP Revolver. The loss on early extinguishment of these instruments was approximately $3 million, comprised of termination fees and the write-off of the associated deferred financing fees. There were no amounts drawn upon the 2021 364-Day Credit Agreement or the KDP Revolver prior to termination.

Also on February 23, 2022, KDP entered into the 2022 Revolving Credit Agreement among KDP, as borrower, the lenders from time to time party thereto and JPMorgan Chase, Bank, N.A., as administrative agent. The Company incurred approximately $4 million in deferred financing fees related to the issuance.

The following table summarizes information about the 2022 Revolving Credit Agreement:

(in millions)		December 31, 2022		December 31, 2021
Issuance	Maturity Date	Capacity	Carrying Value	Carrying Value
2022 Revolving Credit Agreement[1]	February 23, 2027	$ 4,000	$ —	$ —

(1) The 2022 Revolving Credit Agreement has $200 million letters of credit available, none of which were utilized as of December 31, 2022.

The 2022 Revolving Credit Agreement replaced the KDP Revolver and the 2021 364-Day Credit Agreement and the proceeds of the credit facility are intended to be used for working capital and for other general corporate purposes of KDP.

Borrowings under the 2022 Revolving Credit Agreement will bear interest at a rate per annum equal to, at KDP's option, an adjusted SOFR rate plus a margin of 0.875% to 1.500% or a base rate plus a margin of 0.000% to 0.500%, in each case, depending on the rating of certain index debt of KDP. The 2022 Revolving Credit Agreement contains customary representations and warranties for investment grade financings. The 2022 Revolving Credit Agreement also contains (i) certain customary affirmative covenants, including those that impose certain reporting and/or performance obligations on KDP and its subsidiaries, (ii) certain customary negative covenants that generally limit, subject to various exceptions, KDP and its subsidiaries from taking certain actions, including, without limitation, incurring liens, consummating certain fundamental changes and entering into transactions with affiliates, (iii) a financial covenant in the form of a minimum interest coverage ratio (as defined therein) of 3.25 to 1.00 and (iv) customary events of default (including a change of control) for financings of this type.

As of December 31, 2022, KDP was in compliance with its minimum interest coverage ratio relating to the 2022 Revolving Credit Agreement.

Commercial Paper Program

KDP has a commercial paper program, under which the Company may issue unsecured commercial paper notes on a private placement basis up to a maximum aggregate amount outstanding at any time of $2,400 million. The maturities of the commercial paper notes vary, but commercial paper notes are classified as short-term, as maturities do not exceed one year. The Company issues commercial paper notes as needed for general corporate purposes. Outstanding commercial paper notes rank equally with all of the commercial paper notes' existing and future unsecured borrowings.

The following table provides information about the Company's weighted average borrowings under its commercial paper program:

	For the Year Ended December 31,		
(in millions, except %)	2022	2021	2020
Weighted average commercial paper borrowings	$ 40	$ 943	$ 789
Weighted average borrowing rates	2.36 %	0.25 %	1.24 %

Letters of Credit Facility

In addition to the portion of the 2022 Revolving Credit Agreement reserved for issuance of letters of credit, the Company has an incremental letters of credit facility. Under this facility, $150 million is available for the issuance of letters of credit, $68 million of which was utilized as of December 31, 2022 and $82 million of which remains available for use.

FAIR VALUE DISCLOSURES

The fair values of the Company's commercial paper notes approximate the carrying value and are considered Level 2 within the fair value hierarchy.

The fair values of the Company's Notes are based on current market rates available to the Company and are considered Level 2 within the fair value hierarchy. The difference between the fair value and the carrying value represents the theoretical net premium or discount that would be paid or received to retire all the Notes and related unamortized costs to be incurred at such date. The fair value of the Company's Notes was $10,495 million and $13,078 million as of December 31, 2022 and December 31, 2021, respectively.

5. Derivatives

INTEREST RATES

Economic Hedges

KDP is exposed to interest rate risk related to its borrowing arrangements and obligations. The Company enters into interest rate contracts to provide predictability in the Company's overall cost structure and to manage the balance of fixed-rate and variable-rate debt. KDP primarily enters into receive-fixed, pay-variable and receive-variable, pay-fixed swaps and swaption contracts. A natural hedging relationship exists in which changes in the fair value of the instruments act as an economic offset to changes in the fair value of the underlying items. Changes in the fair value of these instruments are recorded in earnings throughout the term of the derivative instrument and are reported in interest expense in the Consolidated Statements of Income. As of December 31, 2022, economic interest rate derivative instruments have maturities ranging from January 2027 to April 2032.

Additionally, during the year ended December 31, 2022, KDP entered into reverse treasury lock contracts in order to manage the interest rate risk related to changes in value of the tender offers in the 2022 Strategic Refinancing prior to the pricing date. These contracts terminated during the year ended December 31, 2022, and the realized losses associated with these contracts are reported in loss on early extinguishment of debt in the Consolidated Statements of Income.

Cash Flow Hedges

In order to hedge the variability in cash flows from interest rate changes associated with the Company's planned future issuances of long-term debt, during the first quarter of 2021, the Company entered into forward starting swaps and designated them as cash flow hedges.

In April 2022, concurrently with the 2022 Strategic Refinancing, KDP terminated $1.5 billion of notional amount of the forward starting swaps. Upon termination, KDP received $125 million to settle the contracts with the counterparties, which will be amortized to interest expense over the respective terms of the issued Notes.

On September 30, 2022, KDP de-designated $500 million of notional amount of the forward starting swaps. As the forecasted debt transaction is still probable to occur, the fair value of the these instruments as of September 30, 2022 was recorded in AOCI. Changes in fair value of the these instruments from the point of de-designation will be recorded as unrealized gains or losses in interest expense in the Consolidated Statements of Income. As of December 31, 2022, the remaining forward starting swaps designated as cash flow hedges have a mandatory termination date in May 2025.

FOREIGN EXCHANGE

KDP is exposed to foreign exchange risk in its international subsidiaries, which may transact in currencies that are different from the functional currencies of those subsidiaries. The balance sheets of each of these businesses are also subject to exposure from movements in exchange rates.

Economic Hedges

During the years ended December 31, 2022, 2021 and 2020, KDP held FX forward contracts to economically manage the balance sheet exposures resulting from changes in the FX exchange rates described above. The intent of these FX contracts is to minimize the impact of FX risk associated with balance sheet positions not in local currency. In these cases, a hedging relationship exists in which changes in the fair value of the instruments act as an economic offset to changes in the fair value of the underlying items. Changes in the fair value of these instruments are recorded in earnings throughout the term of the derivative instrument and are reported in the same caption of the Consolidated Statements of Income as the associated risk. As of December 31, 2022, these FX contracts have maturities ranging from January 2023 to September 2024.

Cash Flow Hedges

KDP designates certain FX forward contracts as cash flow hedges in order to manage the exposures resulting from changes in the FX rates described above. These designated FX forward contracts relate to either forecasted inventory purchases in U.S. dollars of the Canadian and Mexican businesses or forecasted capital expenditures of certain equipment in euros for KDP's U.S. manufacturing facilities. The intent of these FX contracts is to provide predictability in the Company's overall cost structure. As of December 31, 2022, these FX contracts have maturities ranging from January 2023 to October 2024.

COMMODITIES

Economic Hedges

KDP centrally manages the exposure to volatility in the prices of certain commodities used in its production process and transportation through various derivative contracts. During the years ended December 31, 2022, 2021 and 2020, the Company held forward, future, swap and option contracts that economically hedged certain of its risks. In these cases, a hedging relationship exists in which changes in the fair value of the instruments act as an economic offset to changes in the fair value of the underlying items or as an offset to certain costs of production. Changes in the fair value of these instruments are recorded in earnings throughout the term of the derivative instrument and are reported in the same line item of the Consolidated Statements of Income as the hedged transaction. Unrealized gains and losses are recognized as a component of unallocated corporate costs until the Company's operating segments are affected by the completion of the underlying transaction, at which time the gain or loss is reflected as a component of the respective segment's income from operations. As of December 31, 2022, these commodity contracts have maturities ranging from January 2023 to April 2024.

NOTIONAL AMOUNTS OF DERIVATIVE INSTRUMENTS

The following table presents the notional amounts of the Company's outstanding derivative instruments by type:

	December 31,	
(in millions)	**2022**	**2021**
Interest rate contracts		
Forward starting swaps, designated as cash flow hedges	**$ 500**	$ 2,500
Forward starting swaps, not designated as hedging instruments	**1,000**	—
Receive-fixed, pay-variable interest rate swaps, not designated as hedging instruments	**1,900**	400
FX contracts		
Forward contracts, not designated as hedging instruments	**490**	463
Forward contracts, designated as cash flow hedges	**511**	385
Commodity contracts, not designated as hedging instruments[1]	**754**	529

(1) Notional value for commodity contracts is calculated as the expected volume times strike price per unit on a gross basis.

FAIR VALUE OF DERIVATIVE INSTRUMENTS

The fair values of commodity contracts, interest rate contracts and FX forward contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. The fair value of commodity contracts are valued using the market approach based on observable market transactions, primarily underlying commodities futures or physical index prices, at the reporting date. Interest rate contracts are valued using models based primarily on readily observable market parameters, such as LIBOR or SOFR forward rates, for all substantial terms of the Company's contracts and credit risk of the counterparties. FX forward contracts are valued using quoted FX forward rates at the reporting date. Therefore, the Company has categorized these contracts as Level 2.

Not Designated as Hedging Instruments

The following table summarizes the fair value hierarchy and the location of the fair value of the Company's derivative instruments not designated as hedging instruments within the Consolidated Balance Sheets:

			December 31,	
(in millions)	**Fair Value Hierarchy**	**Balance Sheet Location**	**2022**	**2021**
Assets:				
Interest rate contracts	2	Prepaid expenses and other current assets	$ —	$ 2
FX forward contracts	2	Prepaid expenses and other current assets	8	3
Commodity contracts	2	Prepaid expenses and other current assets	6	133
Interest rate contracts	2	Other non-current assets	49	—
FX forward contracts	2	Other non-current assets	1	—
Commodity contracts	2	Other non-current assets	1	2
Liabilities:				
Interest rate contracts	2	Other current liabilities	$ 58	$ —
FX forward contracts	2	Other current liabilities	—	2
Commodity contracts	2	Other current liabilities	51	28
Interest rate contracts	2	Other non-current liabilities	194	5
FX forward contracts	2	Other non-current liabilities	—	9
Commodity contracts	2	Other non-current liabilities	1	1

Designated as Hedging Instruments

The following table summarizes the fair value hierarchy and the location of the fair value of the Company's derivative instruments which are designated as hedging instruments within the Consolidated Balance Sheets:

		December 31,	
(in millions)	**Balance Sheet Location**	**2022**	**2021**
Assets:			
FX contracts	Prepaid expenses and other current assets	$ 21	$ 6
FX contracts	Other non-current assets	1	1
Interest rate contracts	Other non-current assets	88	—
Liabilities:			
FX contracts	Other current liabilities	$ 3	$ 1
Interest rate contracts	Other current liabilities	—	8
Interest rate contracts	Other non-current liabilities	—	128

IMPACT OF DERIVATIVE INSTRUMENTS NOT DESIGNATED AS HEDGING INSTRUMENTS

The following table presents the amount of (gains) losses recognized in the Consolidated Statements of Income related to derivative instruments not designated as hedging instruments under U.S. GAAP during the periods presented. Amounts include both realized and unrealized gains and losses.

		For the Year Ended December 31,		
(in millions)	**Income Statement Location**	**2022**	**2021**	**2020**
Interest rate contracts	Interest expense	$ **231**	$ (25)	$ 7
Interest rate contracts	Loss on early extinguishment of debt	**31**	—	—
FX forward contracts	Cost of sales	**(7)**	4	(6)
FX forward contracts	Other expense (income), net	**(9)**	—	6
Commodity contracts	Cost of sales	**12**	(148)	(35)
Commodity contracts	SG&A expenses	**(46)**	(60)	22

IMPACT OF CASH FLOW HEDGES

The following table presents the amount of (gains) losses, net, reclassified from AOCI into the Consolidated Statements of Income related to derivative instruments designated as cash flow hedging instruments during the periods presented:

		For the Year Ended December 31,		
(in millions)	**Income Statement Location**	**2022**	**2021**	**2020**
Interest rate contracts	Interest expense	$ **(6)**	$ —	$ —
FX contracts	Cost of sales	**5**	18	2

KDP expects to reclassify approximately $8 million and $15 million of pre-tax net gains from AOCI into net income during the next twelve months related to interest rate contracts and FX contracts, respectively.

6. Leases

The following table presents the components of lease cost:

(in millions)	For the Year Ended December 31,		
	2022	**2021**	**2020**
Operating lease cost	$ **137**	$ 121	$ 113
Finance lease cost			
Amortization of right-of-use assets	**76**	63	47
Interest on lease liabilities	**23**	18	14
Variable lease cost[1]	**35**	31	27
Short-term lease cost	**2**	—	1
Sublease income	**—**	(1)	(2)
Total lease cost	$ **273**	$ 232	$ 200

(1) Variable lease cost primarily consists of common area maintenance costs, property taxes, and adjustments for inflation.

The following table presents supplemental cash flow and other information about the Company's leases:

(in millions)	For the Year Ended December 31,		
	2022	**2021**	**2020**
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ **125**	$ 113	$ 103
Operating cash flows from finance leases	**23**	18	14
Financing cash flows from finance leases	**90**	54	52
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	$ **320**	$ 293	$ 234
Finance leases	**104**	408	90

The following table presents information about the Company's weighted average discount rate and remaining lease term:

	December 31,	
	2022	**2021**
Weighted average discount rate		
Operating leases	**5.0 %**	4.3 %
Finance leases	**3.7 %**	3.6 %
Weighted average remaining lease term		
Operating leases	**11 years**	12 years
Finance leases	**9 years**	10 years

SCHEDULE OF FUTURE MINIMUM LEASE PAYMENTS

Future minimum lease payments under non-cancellable leases as of December 31, 2022 were as follows:

(in millions)	Operating Leases	Finance Leases
2023	$ **128**	$ **119**
2024	**132**	**114**
2025	**124**	**109**
2026	**115**	**146**
2027	**94**	**59**
Thereafter	**585**	**299**
Total future minimum lease payments	**1,178**	**846**
Less: imputed interest	**(275)**	**(133)**
Present value of minimum lease payments	$ **903**	$ **713**

SIGNIFICANT LEASES THAT HAVE NOT YET COMMENCED

As of December 31, 2022, the Company has entered into leases that have not yet commenced with estimated aggregated future lease payments of approximately $220 million. These leases will commence between 2023 and 2025, with initial lease terms ranging from 4 to 10 years.

ASSET SALE-LEASEBACK TRANSACTIONS

Transactions with Special Purpose Entities with Same Sponsor

The Company has entered into a number of asset sale-leaseback transactions with the same sponsor, the Veyron SPEs. The following table presents details of the transactions. Gains on the sale-leasebacks are recorded in Other operating income, net, and the leasebacks are accounted for as operating leases.

(in millions)	Sale Proceeds	Carrying Value	Gain on Sale
2022			
March 31, 2022[1]	$ 77	$ 39	$ 38
November 30, 2022[2]	26	12	14
December 14, 2022[3]	65	35	30
2021			
December 29, 2021[4]	102	32	70
2020			
January 6, 2020[5]	150	131	19

(1)   The sale-leaseback transaction included one manufacturing property and one distribution property.
(2)   The sale-leaseback transaction included one manufacturing property and one multipurpose property.
(3)   The sale-leaseback transaction included one distribution property.
(4)   The sale-leaseback transaction included two manufacturing properties and two distribution properties.
(5)   The sale-leaseback transaction included two manufacturing properties.

The initial term of each leaseback is 15 years, with two 10-year renewal options. The renewal options are not reasonably assured as (i) the Company's position that the dynamic environment in which it operates precludes the Company's ability to be reasonably certain of exercising the renewal options in the distant future and (ii) the options are contingent on the Company remaining investment grade and no change-in-control as of the end of the lease term. Each leaseback has a RVG. Refer to Note 19 for additional information about RVGs associated with asset sale-leaseback transactions.

Others

The Company has additionally entered into an asset sale-leaseback transaction with another entity. The following table presents details of the transaction. The gain on the sale-leaseback is recorded in Other operating income, net, and the leaseback is accounted for as an operating lease.

	Sale Proceeds	Carrying Value	Gain on Sale
January 10, 2020[1]	$ 50	$ 27	$ 23

(1)   The sale-leaseback transaction included two distribution properties. The initial term of the leaseback is five years and has two three-year renewal options.

7. Segments

Effective January 1, 2022, the Company updated its presentation of certain of KDP's corporate costs, primarily related to IT, to be aligned among the Company's segments and to more consistently reflect controllable costs at the segment level. The prior period segment disclosures reflect the revised presentation.

Effective January 1, 2021, the Company modified its internal reporting and operating segments to reflect changes in the executive leadership team to further enhance speed-to-market and decision effectiveness. These changes did not change the Company's reportable segments.

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, the Company's reportable segments consist of the following:

- The Coffee Systems segment reflects sales in the U.S. and Canada of the manufacture and distribution of finished goods relating to the Company's coffee system, K-Cup pods and brewers.

- The Packaged Beverages segment reflects sales in the U.S. and Canada from the manufacture and distribution of finished beverages and other products, including sales of the Company's own brands and third-party brands, through both the DSD and WD systems. DSD and WD have both been identified as operating segments that the Company aggregated into Packaged Beverages due to similar economic characteristics and similarities in the nature of finished goods sales and route-to-markets.

- The Beverage Concentrates segment reflects sales of the Company's branded concentrates and syrup to third-party bottlers primarily in the U.S. and Canada. Most of the brands in this segment are CSD brands. Our FFS operating segment is aggregated with our Branded Concentrates operating segment into our Beverage Concentrates reportable segment due to similar economic characteristics and similarities in the nature of the product sold.

- The Latin America Beverages segment reflects sales in Mexico, the Caribbean, and other international markets from the manufacture and distribution of concentrates, syrup and finished beverages.

Segment results are based on management reports. Net sales and income from operations are the significant financial measures used to assess the operating performance of the Company's operating segments. Intersegment sales are recorded at cost and are eliminated in the Consolidated Statements of Income. "Unallocated corporate costs" are excluded from the Company's measurement of segment performance and include unrealized commodity derivative gains and losses, and certain general corporate expenses.

Information about the Company's operations by reportable segment is as follows:

(in millions)		For the Year Ended December 31,				
		2022		2021		2020
Net sales						
Coffee Systems	$	**4,982**	$	4,716	$	4,433
Packaged Beverages		**6,607**		5,882		5,363
Beverage Concentrates		**1,725**		1,486		1,325
Latin America Beverages		**743**		599		497
Total net sales	$	**14,057**	$	12,683	$	11,618
Income from operations						
Coffee Systems	$	**1,316**	$	1,446	$	1,398
Packaged Beverages		**1,014**		1,023		835
Beverage Concentrates		**1,061**		1,047		935
Latin America Beverages		**158**		133		105
Unallocated corporate costs		**(944)**		(755)		(793)
Income from operations	$	**2,605**	$	2,894	$	2,480

		December 31,		
(in millions)		**2022**		**2021**
Identifiable operating assets				
Coffee Systems	$	**15,830**	$	15,397
Packaged Beverages		**11,870**		11,819
Beverage Concentrates		**20,495**		20,674
Latin America Beverages		**1,885**		1,763
Segment total		**50,080**		49,653
Unallocated corporate assets		**757**		915
Total identifiable operating assets		**50,837**		50,568
Investments in unconsolidated affiliates		**1,000**		30
Total assets	$	**51,837**	$	50,598

GEOGRAPHIC DATA

The following table presents information about the Company's operations by geographic region:

		For the Year Ended December 31,				
(in millions)		**2022**		**2021**		**2020**
Net sales						
U.S.	$	**12,454**	$	11,267	$	10,318
International		**1,603**		1,416		1,300
Net sales	$	**14,057**	$	12,683	$	11,618

		December 31,		
(in millions)		**2022**		**2021**
Property, plant and equipment, net				
U.S.	$	**2,088**	$	2,084
International		**403**		410
Total property, plant and equipment, net	$	**2,491**	$	2,494

MAJOR CUSTOMER

Walmart is considered a major customer, accounting for more than 10% of the Company's total net sales, and is represented in all four of the Company's reportable segments. The following table provides KDP's net sales to Walmart:

		For the Year Ended December 31,				
(in millions)		**2022**		**2021**		**2020**
Net sales						
Walmart	$	**2,184**	$	1,989	$	1,782

Additionally, customers in the Company's Beverage Concentrates segment buy concentrate from the Company, which is used in finished goods sold by the Company's third party bottlers to Walmart. These indirect sales further increase the concentration of risk associated with the Company's consolidated net sales as it relates to Walmart.

8. Revenue Recognition

The following table disaggregates the Company's revenue by portfolio:

(in millions)	Coffee Systems	Packaged Beverages	Beverage Concentrates	Latin America Beverages	Total
For the Year Ended December 31, 2022					
CSD[1]	$ —	$ 3,193	$ 1,700	$ 542	$ 5,435
NCB[1]	—	2,993	14	201	3,208
K-cup pods[2]	3,772	—	—	—	3,772
Appliances	923	—	—	—	923
Other	287	421	11	—	719
Net sales	$ 4,982	$ 6,607	$ 1,725	$ 743	$ 14,057
For the Year Ended December 31, 2021					
CSD[1]	$ —	$ 2,825	$ 1,463	$ 435	$ 4,723
NCB[1]	—	2,617	11	163	2,791
K-cup pods[2]	3,546	—	—	—	3,546
Appliances	907	—	—	—	907
Other	263	440	12	1	716
Net sales	$ 4,716	$ 5,882	$ 1,486	$ 599	$ 12,683
For the Year Ended December 31, 2020					
CSD[1]	$ —	$ 2,489	$ 1,304	$ 361	$ 4,154
NCB[1]	—	2,477	10	135	2,622
K-cup pods[2]	3,369	—	—	—	3,369
Appliances	850	—	—	—	850
Other	214	397	11	1	623
Net sales	$ 4,433	$ 5,363	$ 1,325	$ 497	$ 11,618

(1) Represents net sales of owned and partner brands within the Company's portfolio.
(2) Represents net sales from owned brands, partner brands and private label owners. Net sales for partner brands and private label owners are contractual and long term in nature.

9. Earnings Per Share

The following table presents the Company's basic and diluted EPS and shares outstanding. Anti-dilutive stock-based awards excluded from the calculations of diluted EPS were immaterial during the periods presented.

	For the Year Ended December 31,		
(in millions, except per share data)	2022	2021	2020
Net income attributable to KDP	$ 1,436	$ 2,146	$ 1,325
Weighted average common shares outstanding	1,416.8	1,415.7	1,407.2
Dilutive effect of stock-based awards	11.7	12.2	14.9
Weighted average common shares outstanding and common stock equivalents	1,428.5	1,427.9	1,422.1
Basic EPS	$ 1.01	$ 1.52	$ 0.94
Diluted EPS	$ 1.01	$ 1.50	$ 0.93

10. Employee Benefit Plans

DEFINED BENEFIT PENSION PLANS

Overview

The Company has several non-contributory defined benefit plans, each having a measurement date of December 31. To participate in the defined benefit plans, eligible employees must have been employed by the Company for at least one year. Employee benefit plan obligations and expenses included in the Company's consolidated financial statements are determined using actuarial analyses based on plan assumptions including employee demographic data such as years of service and compensation, benefits and claims paid and employer contributions, among others. The Company also participates in various multi-employer defined benefit plans.

The Company's largest U.S. defined benefit pension plan, which is a cash balance plan, was suspended and the accrued benefit was frozen effective December 31, 2008. Participants in this plan no longer earn additional benefits for future services or salary increases. The cash balance plans maintain individual record-keeping accounts for each participant, which are annually credited with interest credits equal to the 12-month average of one-year U.S. Treasury Bill rates, plus 1%, with a required minimum rate of 5%.

Financial Statement Impact

The following table sets forth amounts recognized in the Company's financial statements and the pension plans' funded status:

	As of December 31,			
(in millions)	**2022**		**2021**	
Projected Benefit Obligations				
Beginning balance	$	**215**	$	228
Service cost		**4**		4
Interest cost		**7**		6
Actuarial losses, net		**(53)**		(9)
Benefits paid		**(4)**		(5)
Impact of changes in FX rates		**1**		—
Plan amendments		**3**		—
Settlements		**(14)**		(9)
Ending balance	$	**159**	$	215
Fair Value of Plan Assets				
Beginning balance	$	**190**	$	203
Actual return on plan assets		**(49)**		1
Employer contributions		**3**		—
Benefits paid		**(4)**		(5)
Settlements		**(14)**		(9)
Ending balance	$	**126**	$	190
Net liability recognized	$	**(33)**	$	(25)
Non-current assets	$	**2**	$	14
Current liability		**(1)**		(1)
Non-current liability		**(34)**		(38)

The accumulated benefit obligations for the defined benefit pension plans were $156 million and $195 million as of December 31, 2022 and 2021. The pension plan assets and the projected benefit obligations of KDP's U.S. pension plans represent approximately 98% of the total plan assets and 92% of the total projected benefit obligation of all plans combined as of December 31, 2022.

The following table summarizes key pension plan information regarding plans whose accumulated benefit obligations exceed the fair value of their respective plan assets:

(in millions)	As of December 31,	
	2022	**2021**
Aggregate projected benefit obligation	$ **81**	$ 104
Aggregate accumulated benefit obligation	**78**	101
Aggregate fair value of plan assets	**45**	65

The following table summarizes the components of the Company's net periodic benefit cost:

(in millions)	For the Year Ended December 31,		
	2022	**2021**	**2020**
Service cost	$ **4**	$ 4	$ 3
Interest cost	**7**	6	7
Expected return on assets	**(7)**	(8)	(8)
Settlements	**(1)**	(1)	(1)
Total net periodic benefit costs	$ **3**	$ 1	$ 1

The Company uses the corridor approach for amortization of actuarial gains or losses. The corridor is calculated as 10% of the greater of the plans' projected benefit obligation or assets. The amortization period for plans with active participants is the average future service of covered active employees, and the amortization period for plans with no active participants is the average future lifetime of plan participants. The estimated service costs or net actuarial losses for the defined benefit pension plans amortized from AOCI into periodic benefit cost in 2023 are expected to be insignificant.

The following table summarizes amounts included in AOCI for the Company's defined benefit plans:

(in millions)	As of December 31,	
	2022	**2021**
Net actuarial loss	$ **6**	$ 2
Prior service cost	**3**	—
Total	$ **9**	$ 2

Contributions and Expected Benefit Payments

The Company's contributions to its pension plans for the years ended December 31, 2022, 2021 and 2020, and its projected contributions for the year ended December 31, 2023, are insignificant.

The following table summarizes the estimated future benefit payments for the Company's defined benefit plans:

(in millions)	**2023**	**2024**	**2025**	**2026**	**2027**	**2028-2032**
Estimated future benefit payments	$ **11**	$ **11**	$ **12**	$ **12**	$ **12**	$ **62**

Actuarial Assumptions

The Company's pension expense was calculated based upon a number of actuarial assumptions including discount rates, retirement age, mortality rates, compensation rate increases and expected long-term rate of return on plan assets for pension benefits.

The discount rate that was utilized for determining the Company's projected benefit obligations as of December 31, 2022 and 2021, as well as projected 2023 net periodic benefit cost, for U.S. plans was selected based upon an interest rate yield curve. The yield curve is constructed based on the yields of a large number of U.S. Aa rated bonds as of December 31, 2022. The population of bonds utilized to calculate the discount rate includes those having an average yield between the 10th and 90th percentiles. Projected cash flows from the U.S. plans are then matched to spot rates along that yield curve in order to determine their present value and a single equivalent discount rate is calculated that produces the same present value as the spot rates.

Expected mortality is a key assumption in the measurement for pension benefit obligations. For KDP's U.S. plans, the Company used the Pri-2012 mortality tables and the Mortality Improvement Scale MP-2020 published by the Society of Actuaries' Retirement Plans Experience Committee for each of the years ended December 31, 2022 and 2021.

The following table summarizes the weighted-average assumptions used to determine benefit obligations at the plan measurement dates for U.S. plans:

	As of December 31,	
	2022	**2021**
Weighted average discount rate	**5.40 %**	2.85 %
Rate of increase in compensation levels	**3.00 %**	3.00 %

The following table summarizes the weighted average actuarial assumptions used to determine the net periodic benefit costs for U.S. plans:

	For the Year Ended December 31,		
	2022	**2021**	**2020**
Weighted average discount rate	**5.40 %**	2.55 %	3.30 %
Rate of increase in compensation levels	**3.00 %**	3.00 %	3.00 %
Expected long-term rate of return	**6.00 %**	4.00 %	4.00 %

For the years ended December 31, 2022, 2021 and 2020, the expected long-term rate of return on U.S. pension fund assets held by the Company's pension trusts was determined based on several factors, including the impact of active portfolio management and projected long-term returns of broad equity and bond indices. The plans' historical returns were also considered. The expected long-term rate of return on the assets in the plans was based on an asset allocation assumption for fixed income and equity as follows:

	For the Year Ended December 31,		
	2022	**2021**	**2020**
Fixed income securities:			
Asset allocation assumption	**80 %**	80 %	80 %
Expected long-term rate of return	**6.0 %**	3.4 %	3.4 %
Equity securities:			
Asset allocation assumption	**20 %**	20 %	20 %
Expected long-term rate of return	**6.0 %**	6.5 %	7.4 %

Investment Policy and Strategy

The Company has established formal investment policies for the assets associated with defined benefit pension plans. The Company's investment policy and strategy are mandated by the Company's Investment Committee. The overriding investment objective is to provide for the availability of funds for pension obligations as they become due, to maintain an overall level of financial asset adequacy and to maximize long-term investment return consistent with a reasonable level of risk. The Company's pension plan investment strategy includes the use of actively-managed securities. Investment performance both by investment manager and asset class is periodically reviewed, as well as overall market conditions with consideration of the long-term investment objectives. None of the plan assets are invested directly in equity or debt instruments issued by the Company. It is possible that insignificant indirect investments exist through its equity holdings. The equity and fixed income investments under the Company's sponsored pension plan assets are currently well diversified. The plans' asset allocation policy is reviewed at least annually. Factors considered when determining the appropriate asset allocation include changes in plan liabilities, an evaluation of market conditions, tolerance for risk and cash requirements for benefit payments. As of December 31, 2022 and 2021, the Company was in compliance with the investment policy for the U.S. defined benefit pension plans, which contains allowable ranges in asset mix of 5-15% for U.S. equity securities, 5-15% for international equity securities, and 70-90% for fixed income securities.

PRMB PLANS

The Company has several non-contributory defined benefit PRMB plans, each having a measurement date of December 31. The majority of these PRMB plans have been frozen. To participate in the defined benefit plans, eligible employees must have been employed by the Company for at least one year. The PRMB plans are limited to qualified expenses and are subject to deductibles, co-payment provisions and other provisions. The Company's PRMB plans are not significant to the Company's consolidated financial statements as of December 31, 2022 and 2021.

FAIR VALUE OF THE PENSION AND PRMB ASSETS

The fair value hierarchy is not only applicable to assets and liabilities that are included in the Company's Consolidated Balance Sheets, but is also applied to certain other assets that indirectly impact the Company's consolidated financial statements. Assets contributed by the Company to pension or other PRMB plans become the property of the individual plans. Even though the Company no longer has control over these assets, we are indirectly impacted by subsequent fair value adjustments to these assets. The actual return on these assets impacts the Company's future net periodic benefit cost, as well as amounts recognized in the Company's Consolidated Balance Sheets. As such, the Company uses the fair value hierarchy to measure the fair value of assets held by the Company's various pension and PRMB plans.

The following tables present the major categories of plan assets and the respective fair value hierarchy for the pension and PRMB plan assets:

		Fair Value Measurement as of December 31,				
		2022			2021	
(in millions)	Fair Value Hierarchy Level	Pension Assets	PRMB Assets		Pension Assets	PRMB Assets
Cash and cash equivalents	Level 1	$ 3	$ —	$	4	$ —
U.S. equity securities[1][2]	Level 2	15	—		21	1
International equity securities[1][2]	Level 2	5	6		11	8
Fixed income securities[3]	Level 2	103	1		154	1
Total		$ 126	$ 7	$	190	$ 10

(1) Equity securities are comprised of actively managed U.S. and international index funds.
(2) The NAV is based on the fair value of the underlying assets owned by the equity index fund or fixed income investment vehicle per share, multiplied by the number of units held as of the measurement date.
(3) Fixed income securities are comprised of domestic and international corporate bonds and U.S. government securities. Investments are provided by the investment managers using a unit price or NAV based on the fair value of the underlying investments.

MULTI-EMPLOYER PLANS

The Company has three multi-employer plans, which are trustee-managed multi-employer defined benefit pension plans for union-represented employees under certain collective bargaining agreements. The risks of participating in these multi-employer plans are different from single-employer plans, as assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers. Additionally, if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

Contributions paid into the multi-employer plans are expensed as incurred. Multi-employer plan expenses were $5 million, $5 million and $7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Individually Significant Multi-Employer Plan

The Company participates in one multi-employer plan, Central States, which is considered to be individually significant. The following table presents information about Central States as of December 31, 2022:

Plan's employer identification number	36-6044243
Plan number	001
Expiration dates of collective bargaining agreements[1]	May 6, 2023 through March 20, 2025
Financial Improvement Plan/Rehabilitation Plan status pending/implemented	Implemented
Pension Protection Act zone status	Red
Surcharge imposed	Yes

(1) Central States includes seven collective bargaining agreements. The largest agreement, which is set to expire January 20, 2025, covers approximately 56% of the employees included in Central States. One of the collective bargaining agreements is set to expire during 2023, covering approximately 6% of the employees included in Central States.

The most recent Pension Protection Act zone status available as of December 31, 2022 is for the plan's year-end as of December 31, 2021. Central States has not utilized any extended amortization provisions that affect the calculation of the zone status.

The Company's contributions to Central States did not exceed 5% of the total contributions made to Central States for the years ended December 31, 2022, 2021 and 2020.

Future estimated contributions to Central States based on the number of covered employees and the terms of the collective bargaining agreements are as follows:

(in millions)	2023	2024	2025	2026	2027
Future estimated contributions to Central States	$ 2	$ 2	$ 2	$ 2	$ 2

DEFINED CONTRIBUTION PLANS

The Company sponsors various qualified defined contribution plans that cover U.S. and foreign based employees who meet certain eligibility requirements. The U.S. plans permit both pre-tax and after-tax contributions, which are subject to limitations imposed by IRS regulations. The Company makes matching contributions and discretionary profit sharing contributions to these plans. The Company incurred contribution expense of $61 million, $73 million and $77 million to the defined contribution plan for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company also sponsors a non-qualified defined contribution plan for employees which is maintained in a rabbi trust and are not readily available to the Company. Although participants direct the investment of these funds, the investments are classified as trading securities and are included in other non-current assets. As such, the Company uses the fair value hierarchy to measure the fair value of these trading securities as follows:

		As of December 31,	
(in millions)	Fair Value Hierarchy	2022	2021
Marketable securities - trading	Level 1	$ 30	$ 43

The corresponding liability related to the deferred defined compensation plan is recorded in other non-current liabilities. Gains and losses in connection with these trading securities are recorded in Other expense (income), net with an offset for the same amount recorded in SG&A expenses. There were $8 million in losses, as well as $5 million and $8 million in gains associated with these trading securities during the years ended December 31, 2022, 2021 and 2020, respectively.

11. Stock-Based Compensation

Stock-based compensation expense is primarily recorded in SG&A expenses in the Consolidated Statements of Income. The components of stock-based compensation expense are presented below:

	For the Year Ended December 31,		
(in millions)	**2022**	**2021**	**2020**
Total stock-based compensation expense[1]	$ **52**	$ 88	$ 85
Income tax benefit recognized in the Consolidated Statements of Income	**(7)**	(14)	(13)
Stock-based compensation expense, net of tax	$ **45**	$ 74	$ 72

(1) Effective January 1, 2022, the Company changed its accounting policy for stock-based compensation expense with respect to forfeitures. The cumulative effect of this change resulted in a one-time reduction in stock-based compensation expense of $40 million recognized in the first quarter of 2022. Refer to Note 2 for additional information.

DESCRIPTION OF STOCK-BASED COMPENSATION PLANS

The Company previously adopted the 2009 Incentive Plan, under which employees and non-employee directors could be granted stock options, stock appreciation rights, stock awards, RSUs and PSUs, and grants subsequent to the DPS Merger were granted under the 2009 Incentive Plan. During the year ended December 31, 2019, the Company adopted the 2019 Incentive Plan, which expires in 2029 and otherwise contains substantially similar provisions as the 2009 Incentive Plan.

RSUs generally vest on the following schedule:

Period Granted	Vesting Terms
RSUs granted after the DPS Merger through 2019	5-year term with cliff-vesting at the end of the term
RSUs granted during 2020, 2021, and 2022	5-year term with graded vesting as follows: 0% in year 1, 0% in year 2, 60% in year 3, 20% in year 4, 20% in year 5

However, from time to time, the Company grants RSUs outside of the normal grant cycle which have different terms and vesting conditions. For all RSU grants, the Company recognizes the expense ratably over the vesting period.

During the year ended December 31, 2020, the Company modified the terms of one RSU grant to a named executive officer. A grant of 868,056 RSUs with a five-year vesting term which were previously granted in September 2020 were forfeited, and a corresponding grant of 651,042 PSUs and 217,014 RSUs were granted. The PSUs will vest three years from the beginning date of a predetermined performance period, to the extent that the Company has achieved the performance criteria during the performance period. The performance criteria for the modified award includes a specified market condition which compares total shareholder return to that of certain indices. Additionally, the PSUs are required to be held by the grantee for one year after the awards have vested. The RSUs will vest ratably over a three-year term. As a result of the award modification, no incremental compensation expense will be recognized over the life of the award.

The Company's aforementioned incentive plans provide for the issuance of up to an aggregate of 27,425,720 shares of the Company's common stock in stock-based compensation awards.

RESTRICTED SHARE UNITS

The table below summarizes RSU activity for the year ended December 31, 2022:

	RSUs	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Balance as of December 31, 2021	18,808,491	$ 25.74	2.2	$ 693
Granted	**4,035,861**	**35.76**	—	—
Vested and released	**(1,123,292)**	**24.66**	—	**42**
Forfeited	**(3,682,315)**	**28.59**	—	—
Balance as of December 31, 2022	**18,038,745**	**27.46**	**1.6**	**643**

The weighted average grant date fair value for RSUs granted for the years ended December 31, 2022, 2021 and 2020 was $35.76, $28.83 and $24.91, respectively. The aggregate intrinsic value of the RSUs vested and released for the years ended December 31, 2022, 2021 and 2020 was $42 million, $333 million and $3 million, respectively.

As of December 31, 2022, there was $192 million of unrecognized compensation cost related to unvested RSUs that is expected to be recognized over a weighted average period of 3.1 years.

PERFORMANCE SHARE UNITS

In 2020, the Compensation Committee of the Board approved a PSU plan in connection with the aforementioned award modification. Each PSU is equivalent in value to one share of the Company's common stock. The maximum payout percentage for all PSUs granted by the Company is 100%.

The PSUs that are subject to the market condition are valued using a Monte Carlo simulation model, which requires certain assumptions, including the risk-free interest rate, expected volatility, and the estimated dividend yield. The risk-free interest rate used in the Monte Carlo simulation model is based on zero-coupon yields implied by U.S. Treasury issues with remaining terms similar to the performance period on the PSUs. The performance period of the PSUs represents the period of time between the PSU grant date and the end of the performance period. Expected volatility is based on historical data of the Company and certain indices over the most recent time period equal to the performance period. For purposes of determining that the aforementioned award modification resulted in no incremental cost, the Monte Carlo simulation assumed a risk-free interest rate of 0.10%, expected volatility of 29.83% and a dividend yield of 2.08%.

The table below summarizes PSU activity for the year ended December 31, 2022:

	PSUs	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Balance as of December 31, 2021	651,042	$ 28.80	1.1	$ 24
Granted	—	—	—	—
Vested and released	—	—	—	—
Forfeited	(214,844)	28.80	—	—
Balance as of December 31, 2022	436,198	28.80	0.5	16

As of December 31, 2022, there was $6 million of unrecognized compensation cost related to unvested PSUs that is expected to be recognized over a weighted average period of 1.0 year.

STOCK OPTIONS

The table below summarizes stock option activity for the year ended December 31, 2022:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Balance as of December 31, 2021	193,572	$ 12.09	3.7	$ 5
Granted	—	—	—	—
Exercised	(17,974)	14.76	—	—
Outstanding as of December 31, 2022	175,598	11.81	2.5	4
Exercisable as of December 31, 2022	175,598	11.81	2.5	4

12. Investments and Acquisitions

INVESTMENTS IN UNCONSOLIDATED AFFILIATES

The following table summarizes the Company's investments in unconsolidated affiliates:

		December 31,	
(in millions)	**Ownership Interest**	**2022**	**2021**
Nutrabolt	29.8 %	$ 874	$ —
Tractor	19.2 %	49	—
Athletic Brewing[1]	13.1 %	51	—
Dyla LLC	12.4 %	12	12
Force Holdings LLC[2]	33.3 %	4	5
Beverage startup companies[3]	(various)	5	8
Other	(various)	5	5
Investments in unconsolidated affiliates		$ 1,000	$ 30

(1) In November 2022, the Company invested $51 million in exchange for a 13.1% ownership interest in Athletic Brewing.
(2) Force Holdings LLC has a 14.1% ownership interest in Dyla LLC.
(3) Beverage startup companies represent equity method investments in development stage entities and may include entities which are pre-revenue, in test markets, or in early operations.

Nutrabolt Investment

In December 2022, the Company invested $871 million, which includes $8 million of incremental third-party costs, in exchange for preferred equity units in Nutrabolt that represent a 29.8% ownership interest on an as-converted basis. The Company will earn the greater of (i) a 5% annual coupon on the preferred equity units plus any accretion for amounts not yet paid or (ii) our share of Nutrabolt's earnings as if our preferred equity was converted into common units. During the year ended December 31, 2022, the Company recorded preferred dividends of $3 million, which increased the investment balance for Nutrabolt.

Tractor Investment

In May 2022, the Company invested $44 million in exchange for equity interests in Tractor. The Company also issued a $6 million convertible note to Tractor with an annual interest rate of LIBOR + 5% and a term of six months. The convertible note was converted into equity interests during the second quarter of 2022, increasing the Company's total ownership in Tractor to 19.2%.

BodyArmor Investment

On November 1, 2021, Coca-Cola announced that it had acquired full ownership of BodyArmor for cash consideration of $5.6 billion for the remaining 85% of equity interests that Coca-Cola did not previously own. Prior to the transaction, KDP held an ownership interest in BodyArmor of 12.5% on an undiluted basis, which had a carrying value of approximately $52 million. As a result of BodyArmor's change in control, KDP's ownership interest was diluted to 10.6% as a result of the vesting of incentive equity compensation previously granted by BodyArmor to employees, athletes, and endorsers. KDP received cash consideration from the sale of its interests in BodyArmor, net of holdback liabilities, of $576 million on December 15, 2021, resulting in a gain on the sale of the investment of $524 million. This gain was recorded to Gain on sale of investment in the Consolidated Statements of Income.

In January 2022, KDP agreed to a $350 million payment from BodyArmor for a full settlement of all of the claims under the litigation against BodyArmor and in complete satisfaction of the holdback amount owed to ABC in association with the sale of ABC's equity interest in BodyArmor in 2021. ABC received the settlement payment in January 2022 and the lawsuit was dismissed.

The Company allocated approximately $300 million of the settlement for resolution of the prior litigation, of which $299 million was recorded to Gain on litigation settlement and $1 million was applied against outstanding receivables from BodyArmor. Approximately $28 million of the $299 million gain on litigation settlement was held in unallocated corporate costs as a recovery of legal fees incurred during the litigation process, with the remaining $271 million of the $299 million recorded to our Packaged Beverages segment.

Approximately $50 million of the $350 million payment was allocated to the settlement of the holdback liability, which was recorded to Gain on the sale of our equity method investment.

Bedford Investment

The Company has a 30% ownership interest in Bedford, which has a carrying value of $0 as of December 31, 2022 and 2021. In December 2021, the board of directors of Bedford communicated to KDP that it was unable to obtain additional investors, and that Bedford will begin procedures to wind down the company. As part of the wind down procedures, KDP and ABI agreed to together fund a $68 million credit agreement to Bedford. KDP will fund 30% of this loan, in line with the Company's ownership percentage in Bedford. Approximately $14 million of the Company's responsibility under this credit agreement has been funded and impaired through December 31, 2022. The Company recorded $12 million and $2 million in impairment losses related to this credit agreement during the years ended December 31, 2022 and 2021, respectively, which are included in the impairment charges described below.

The Company has also issued various promissory notes to Bedford since 2020, which have been fully impaired and placed in non-accrual status. The Company has recorded impairment charges related to its investment and notes receivable in Bedford of $12 million, $17 million, and $86 million during the years ended December 31, 2022, 2021 and 2020, respectively. The impairment charges were recorded on the Impairment of investments and note receivable line in the Consolidated Statements of Income.

LifeFuels Investment

In September 2020, the Company tested its investment in LifeFuels, which is included in the Beverage startup companies line in the table above, for an other-than-temporary impairment as a result of continued losses, ongoing liquidity concerns and a lack of a buyer for LifeFuels. As a result of this analysis, the Company determined that the investment was fully impaired and recorded an impairment charge of approximately $16 million to the Impairment of investments and note receivable line in the Consolidated Statements of Income.

ACQUISITIONS

Revive

On July 31, 2020, the Company closed on a stock purchase agreement to obtain a 66.4% ownership interest in Revive from Peet's for cash consideration of $1, with Peet's retaining a minority ownership interest. Revive is an organic, non-alcoholic kombucha brand, available in both traditional refrigerated and shelf-stable varieties. The transaction was considered a common control transaction due to KDP's relationship with Peet's at the transaction date, through certain affiliates of JAB. The investment was accounted for as an acquisition of a controlling interest, and in accordance with the requirements of U.S. GAAP for common control transactions, KDP recognized all of Revive's assets and liabilities at their carrying values as of July 31, 2020, with the $3 million difference between the Company's ownership interest in the net assets and the purchase price recorded to additional paid-in capital. Refer to Note 1 for the Company's accounting policies with respect to the consolidation of Revive and accounting for the non-controlling interest.

13. Income Taxes

Income before provision for income taxes was as follows:

	For the Year Ended December 31,					
(in millions)	**2022**		**2021**		**2020**	
U.S.	$	**789**	$	2,353	$	1,367
International		**930**		445		386
Total	$	**1,719**	$	2,798	$	1,753

The provision for income taxes has the following components:

(in millions)	For the Year Ended December 31,					
	2022		**2021**		**2020**	
Current:						
Federal	$	**320**	$	386	$	297
State		**97**		136		103
International		**156**		100		79
Total current provision	$	**573**	$	622	$	479
Deferred:						
Federal	$	**(141)**	$	41	$	(31)
State		**(147)**		(8)		(6)
International		**(1)**		(2)		(14)
Total deferred provision		**(289)**		31		(51)
Total provision for income taxes	$	**284**	$	653	$	428

The following is a reconciliation of the provision for income taxes computed at the U.S. federal statutory tax rate to the provision for income taxes reported in the Consolidated Statements of Income:

(in millions)	For the Year Ended December 31,		
	2022	**2021**	**2020**
Statutory federal income tax rate	**21.0 %**	21.0 %	21.0 %
State income taxes, net	**2.6 %**	3.8 %	4.0 %
Impact of non-U.S. operations	**(2.3)%**	0.1 %	0.2 %
Tax credits	**(3.9)%**	(0.8)%	(1.3)%
Valuation allowance for deferred tax assets	**— %**	(0.1)%	(1.1)%
U.S. taxation of foreign earnings	**3.7 %**	0.7 %	1.6 %
Deferred rate change	**(5.2)%**	(0.7)%	0.5 %
Uncertain tax positions	**0.3 %**	— %	(1.3)%
U.S. federal provision to return	**(0.1)%**	(0.3)%	0.1 %
Excess tax deductions on stock-based compensation	**(0.1)%**	(1.0)%	— %
Other	**0.5 %**	0.6 %	0.7 %
Total provision for income taxes	**16.5 %**	23.3 %	24.4 %

Deferred tax assets and liabilities were comprised of the following:

	December 31,	
(in millions)	**2022**	**2021**
Deferred tax assets:		
Operating lease liability	$ 226	$ 166
Net operating losses carryforwards	36	43
Tax credit carryforwards	35	49
Accrued expenses	149	125
Share-based compensation	41	32
Multi-year upfront payments	10	13
Equity method investments	48	50
Other	69	41
Total deferred tax assets	614	519
Valuation allowances	(47)	(48)
Total deferred tax assets, net of valuation allowances	$ 567	$ 471
Deferred tax liabilities:		
Brands, trade names and other intangible assets	$ (5,685)	$ (5,909)
Property, plant and equipment	(343)	(314)
Derivative instruments	(9)	(18)
Right of use assets	(222)	(164)
Other	(12)	(10)
Total deferred tax liabilities	(6,271)	(6,415)
Net deferred tax liabilities	$ (5,704)	$ (5,944)

CARRYFORWARDS

As of December 31, 2022 and 2021, the Company had $36 million and $39 million, respectively, in tax-effected Luxembourg net operating loss carry forwards. Of the $36 million of net operating loss carryforwards as of December 31, 2022, $34 million will not expire and $2 million will begin to expire in the year 2034.

As of December 31, 2022, the Company has $34 million of U.S. foreign tax credit carryforwards and $1 million of other carryforwards, primarily related to U.S. state income tax. Foreign tax credits will begin to expire in 2024.

UNDISTRIBUTED INTERNATIONAL EARNINGS

For the tax year ended December 31, 2022, undistributed earnings in non-U.S. subsidiaries for which no deferred taxes have been provided totaled approximately $604 million. An actual repatriation from our non-U.S. subsidiaries could still be subject to additional foreign withholding taxes. The Company has analyzed our global working capital and cash requirements and continues to be indefinitely reinvested in its undistributed earnings except for amounts in excess of its working capital and cash requirements. The Company has recorded any potential withholding tax liabilities, if necessary, attributable to repatriation.

OTHER TAX MATTERS

The Company files income tax returns for U.S. federal purposes and in various state jurisdictions. The Company also files income tax returns in various foreign jurisdictions, principally Canada, Ireland, and Mexico. The U.S. and most state income tax returns for years prior to 2017 are closed to examination by applicable tax authorities. Canadian and Mexican income tax returns are generally open for audit for tax years 2018 and forward.

The Company has a tax holiday in Singapore, whereby the local statutory rate is significantly reduced if certain conditions are met. The tax holiday for Singapore is effective through June 2024. The impact of the tax holiday increased net income by approximately $6 million for each of the years ended December 31, 2022 and 2021, respectively, resulting in no impact to basic and diluted EPS for each of the years ended December 31, 2022 and 2021.

On August 16, 2022, the "Inflation Reduction Act" (H.R. 5376) was signed into law in the United States. The Company does not currently expect the Inflation Reduction Act to have a material impact on KDP's consolidated financial statements.

UNRECOGNIZED TAX BENEFITS

The following is a reconciliation of the changes in the gross balance of unrecognized tax benefits:

(in millions)	For the Year Ended December 31,		
	2022	**2021**	**2020**
Balance, beginning of the period	$ **12**	$ 18	$ 43
Increases related to tax positions taken during the current year	**4**	2	2
(Decreases) increases related to tax positions taken during the prior year	**3**	(3)	2
Decreases related to settlements with taxing authorities	**(3)**	(1)	(8)
Decreases related to lapse of applicable statute of limitations	**(1)**	(4)	(21)
Balance, end of the period	$ **15**	$ 12	$ 18

The total amount of unrecognized tax benefits that would reduce the effective tax rate if recognized is $12 million after considering the federal impact of state income taxes. KDP does not expect a significant change to its unrecognized tax benefits, but it is reasonably possible that a change in the unrecognized tax benefits may occur within the next twelve months related to the settlement of audits or the lapse of applicable statutes of limitations.

KDP accrues interest and penalties on its uncertain tax positions as a component of its provision for income taxes. KDP recognized no expense related to interest and penalties for uncertain tax positions for the year ended December 31, 2022, and recognized expense of $1 million and benefit of $8 million for the years ended December 31, 2021 and 2020, respectively. The Company had a total of $2 million accrued for interest and penalties for its uncertain tax positions reported as part of other non-current liabilities as of both December 31, 2022 and 2021.

14. Restructuring and Integration Costs

DPS Integration Program

As part of the DPS Merger, the Company developed a program to deliver $600 million in synergies over a three-year period through supply chain optimization, reduction of indirect spend through new economies of scale, elimination of duplicative support functions and advertising and promotion optimization. Although the program was initially expected to be completed in 2021, as a result of delays due to COVID-19, KDP continued to recognize expenditures for certain initiatives which began during the integration period through 2022. The restructuring and integration program resulted in cumulative pre-tax charges of approximately $962 million, primarily consisting of professional fees related to the integration and transformation and costs associated with severance and employee terminations, through December 31, 2022.

Restructuring and integration charges incurred on the defined programs during the years ended December 31, 2022, 2021 and 2020 were as follows:

(in millions)	Year Ended December 31,		
	2022	**2021**	**2020**
DPS Integration program	$ **172**	$ 202	$ 200

Restructuring liabilities that qualify as exit and disposal costs under U.S. GAAP are included in accounts payable and accrued expenses on the consolidated financial statements. Restructuring liabilities for the DPS Integration Program, all of which were workforce reduction costs, as of December 31, 2022 and 2021 were as follows:

(in millions)	Workforce Reduction Costs
Balance as of December 31, 2020	$ 14
Charges to expense	41
Cash payments	(36)
Balance as of December 31, 2021	19
Charges to expense	**66**
Cash payments	**(30)**
Balance as of December 31, 2022	$ **55**

15. Accumulated Other Comprehensive Income (Loss)

The following table provides a summary of changes in AOCI, net of taxes:

(in millions)	Foreign Currency Translation	Pension and PRMB Liabilities	Cash Flow Hedges	AOCI
Balance as of December 31, 2019	$ 104	$ —	$ —	$ 104
OCI before reclassifications	(9)	(5)	(16)	(30)
Amounts reclassified from AOCI	—	1	2	3
Net current period other comprehensive loss	(9)	(4)	(14)	(27)
Balance as of December 31, 2020	95	(4)	(14)	77
OCI before reclassifications	(14)	—	(102)	(116)
Amounts reclassified from AOCI	—	—	13	13
Net current period other comprehensive loss	(14)	—	(89)	(103)
Balance as of December 31, 2021	81	(4)	(103)	(26)
OCI before reclassifications	**(167)**	**(6)**	**329**	**156**
Amounts reclassified from AOCI	—	—	**(1)**	**(1)**
Net current period other comprehensive (loss) income	**(167)**	**(6)**	**328**	**155**
Balance as of December 31, 2022	$ **(86)**	$ **(10)**	$ **225**	$ **129**

The following table presents the amount of losses reclassified from AOCI into the Consolidated Statements of Income:

		For the Year Ended December 31,		
(in millions)	**Income Statement Caption**	**2022**	**2021**	**2020**
Pension and PRMB liabilities	SG&A expenses	$ —	$ —	$ 1
Income tax benefit		—	—	—
Total, net of tax		$ —	$ —	$ 1
Cash flow hedges:				
Interest rate contracts	Interest expense	$ **(6)**	$ —	$ —
FX contracts	Cost of sales	**5**	18	2
Total		**(1)**	18	2
Income tax benefit		**—**	(5)	—
Total, net of tax		$ **(1)**	$ 13	$ 2

16.   Property, Plant and Equipment

Property, plant and equipment, net consisted of the following:

	December 31,	
(in millions)	**2022**	**2021**
Land	$ **44**	$ 50
Buildings and improvements	**720**	793
Machinery and equipment	**2,566**	2,369
Cold drink equipment	**102**	89
Software	**459**	404
Construction-in-progress	**251**	138
Property, plant and equipment, gross	**4,142**	3,843
Less: accumulated depreciation and amortization	**(1,651)**	(1,349)
Property, plant and equipment, net	$ **2,491**	$ 2,494

The following table summarizes the location of depreciation expense within the Consolidated Statements of Income:

	For the Year Ended December 31,					
(in millions)	**2022**		**2021**		**2020**	
Cost of sales	$	**229**	$	233	$	215
SG&A expenses		**170**		177		147
Total depreciation expense	$	**399**	$	410	$	362

17. Other Financial Information

SELECTED BALANCE SHEET INFORMATION

The following tables provide selected financial information from the Consolidated Balance Sheets:

	December 31,			
(in millions)	**2022**		**2021**	
Inventories:				
Raw materials	$	**475**	$	330
Work in process		**8**		6
Finished goods		**858**		577
Total		**1,341**		913
Allowance for excess and obsolete inventories		**(27)**		(19)
Inventories	$	**1,314**	$	894
Prepaid expenses and other current assets:				
Other receivables	$	**167**	$	112
Prepaid income taxes		**49**		5
Customer incentive programs		**25**		21
Derivative instruments		**35**		144
Prepaid marketing		**19**		12
Spare parts		**89**		72
Income tax receivable		**17**		14
Other		**70**		67
Total prepaid expenses and other current assets	$	**471**	$	447
Other non-current assets:				
Operating lease right-of-use assets	$	**881**	$	673
Customer incentive programs		**46**		59
Derivative instruments		**140**		3
Equity securities[1]		**48**		58
Equity securities without readily determinable fair values		**1**		1
Other		**136**		143
Total other non-current assets	$	**1,252**	$	937

(1) Equity securities are comprised of assets held in a rabbi trust in connection with a non-qualified defined contribution plan, as well as our ownership interest in Vita Coco. Refer to Note 10 for additional information about the rabbi trust. Unrealized mark-to-market losses on the Vita Coco investment of $4 million and $5 million for the years ended December 31, 2022 and 2021, respectively, are recorded in Other (income) expense, net.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

		December 31,		
(in millions)		**2022**		**2021**
Accrued expenses:				
Customer rebates & incentives	$	**429**	$	446
Accrued compensation		**246**		227
Insurance reserve		**53**		33
Interest accrual		**76**		55
Accrued professional fees		**7**		19
Other accrued expenses		**342**		330
Total accrued expenses	$	**1,153**	$	1,110
Other current liabilities:				
Dividends payable	$	**281**	$	265
Income taxes payable		**87**		144
Operating lease liability		**100**		76
Finance lease liability		**95**		79
Derivative instruments		**112**		39
Other		**10**		10
Total other current liabilities	$	**685**	$	613
Other non-current liabilities:				
Operating lease liability	$	**803**	$	608
Finance lease liability		**618**		621
Long-term pension and postretirement liability		**37**		40
Insurance reserves		**69**		75
Derivative instruments		**195**		143
Deferred compensation liability		**30**		43
Other		**73**		47
Total other non-current liabilities	$	**1,825**	$	1,577

18. Commitments and Contingencies

KDP is occasionally subject to litigation or other legal proceedings. Reserves are recorded for specific legal proceedings when the Company determines that the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. As of December 31, 2022 and 2021, the Company had litigation reserves of $12 million and $14 million, respectively, which includes the specific amounts disclosed below. KDP has also identified certain other legal matters where we believe an unfavorable outcome is reasonably possible and/or for which no estimate of possible losses can be made. The Company does not believe that the outcome of these, or any other, pending legal matters, individually or collectively, will have a material adverse effect on the results of operations, financial condition or liquidity of KDP.

ANTITRUST LITIGATION

In February 2014, TreeHouse Foods, Inc. and certain affiliated entities filed suit against KDP's wholly-owned subsidiary, Keurig, in the U.S. District Court for the Southern District of New York ("SDNY") (TreeHouse Foods, Inc. et al. v. Green Mountain Coffee Roasters, Inc. et al.). The TreeHouse complaint asserted claims under the federal antitrust laws and various state laws, contending that Keurig had monopolized alleged markets for single serve coffee brewers and single serve coffee pods. The TreeHouse complaint sought treble monetary damages, declaratory relief, injunctive relief and attorneys' fees. In March 2014, JBR, Inc. filed suit against Keurig in the U.S. District Court for the Eastern District of California (JBR, Inc. v. Keurig Green Mountain, Inc.). The claims asserted and relief sought in the JBR complaint were substantially similar to the claims asserted and relief sought in the TreeHouse complaint.

Beginning in 2014, a number of putative class actions asserting similar claims and seeking similar relief to the matters described above were filed on behalf of purported direct purchasers of Keurig's products in various federal district courts. In June 2014, these various actions, including the TreeHouse and JBR suits, were transferred to a single judicial district for coordinated pre-trial proceedings (the "Multidistrict Antitrust Litigation"). A consolidated putative class action complaint by direct purchaser plaintiffs was filed in July 2014. In January 2019, McLane Company, Inc. filed suit against Keurig (McLane Company, Inc. v. Keurig Green Mountain, Inc.) in the SDNY asserting similar claims and was also transferred into the Multidistrict Antitrust Litigation. These actions are now pending in the SDNY (In re: Keurig Green Mountain Single-Serve Coffee Antitrust Litigation). Discovery in the Multidistrict Antitrust Litigation concluded in 2021, with plaintiffs collectively claiming more than $5 billion of monetary damages. Keurig strongly disputes the merits of the claims and the calculation of damages. As a result, Keurig has fully briefed a summary judgment motion that, if successful, would end the cases entirely. Keurig has also fully briefed other significant motions, including challenges to the validity of plaintiffs' damages calculations. Keurig is also pursuing its opposition to direct purchaser plaintiffs' motion for class certification.

In July 2021, BJ's Wholesale Club, Inc. filed suit against Keurig (BJ's Wholesale Club, Inc. v. Keurig Green Mountain, Inc.) in the U.S. District Court for the Eastern District of New York ("EDNY") asserting similar claims and also was transferred into the Multidistrict Antitrust Litigation. In August 2021, Winn-Dixie Stores, Inc. and Bi-Lo Holding LLC filed suit against Keurig (Winn-Dixie Stores, Inc. et al. v. Keurig Green Mountain, Inc. et al.) in the EDNY asserting similar claims and was also transferred into the Multidistrict Antitrust Litigation. Discovery in these cases is expected to continue into early 2023.

A number of putative class actions asserting similar claims and seeking similar relief were previously filed on behalf of purported indirect purchasers of Keurig's products. In July 2020, Keurig reached an agreement with the putative indirect purchaser class plaintiffs in the Multidistrict Antitrust Litigation to settle the claims asserted for $31 million. The settlement class consists of individuals and entities in the United States that purchased, from persons other than Keurig and not for purposes of resale, Keurig manufactured or licensed single serve beverage portion packs during the applicable class period (beginning in September 2010 for most states). The court granted preliminary approval of the settlement in December 2020, and the Company paid the settlement amount in January 2021. In June 2021, the Court granted final approval of the settlement, entered final judgment, and dismissed the indirect purchasers' claims.

Separate from the U.S. actions described above, a statement of claim was filed in September 2014 against Keurig and Keurig Canada Inc. in Ontario, Canada, by Club Coffee L.P., a Canadian manufacturer of single serve beverage pods, asserting a breach of competition law and false and misleading statements by Keurig. To date, this plaintiff has not taken substantive action to prosecute its claims.

KDP intends to vigorously defend the remaining lawsuits described above. At this time, the Company is unable to predict the outcome of these lawsuits, the potential loss or range of loss, if any, associated with the resolution of these lawsuits or any potential effect they may have on the Company or its operations. Accordingly, the Company has not accrued for a loss contingency. Additionally, as the timelines in these cases may be beyond our control, we cannot assure you if or when there will be material developments in these matters.

PROPOSITION 65 LITIGATION

In May 2011, CERT filed a lawsuit in the Superior Court of the State of California, County of Los Angeles, (Council for Education and Research on Toxics v. Brad Barry LLC, et al., Case No. BC461182), alleging that Keurig, and certain other defendants who manufacture, package, distribute or sell coffee, failed to warn persons in California that Keurig's coffee products expose persons to the chemical acrylamide in violation of Proposition 65.

Keurig, as part of a joint defense group organized to defend against the lawsuit, disputed CERT's claims and asserted multiple affirmative defenses. The case was scheduled to proceed to a third phase for trial on damages, remedies and attorneys' fees, but such trial did not occur in light of California's Office of Environmental Health Hazard Assessment proposal of a new Proposition 65 regulation clarifying that cancer warnings are not required for chemicals, such as acrylamide, that are present in coffee as a result of roasting coffee beans. After the regulation took effect in October 2019, the litigation continued based on, among other items, CERT's contentions that the regulation is legally invalid and, alternatively, cannot be applied to its pending claims. In August 2020, the court granted the defendants' motion for summary judgment, effectively ending CERT's Proposition 65 litigation at the trial court level. CERT appealed the trial court's ruling, and the California Court of Appeals affirmed the trial court's ruling in October 2022. On February 15, 2023, the California Supreme Court denied CERT's petition to review the Court of Appeals' affirmance. This action effectively concludes the litigation, and accordingly, no loss contingency will be recorded.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

The Company operates many manufacturing, bottling and distribution facilities. In these and other aspects of the Company's business, it is subject to a variety of federal, state and local environmental, health and safety laws and regulations. The Company maintains environmental, health and safety policies and a quality, environmental, health and safety program designed to ensure compliance with applicable laws and regulations. However, the nature of the Company's business exposes it to the risk of claims with respect to environmental, health and safety matters, and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims.

The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, also known as the Superfund law, as well as similar state laws, generally impose joint and several liability for cleanup and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company was notified by the Environmental Protection Agency that it is a potentially responsible party for study and cleanup costs at a Superfund site in New Jersey. Investigation and remediation costs are yet to be determined, therefore no reasonable estimate exists on which to base a loss accrual. The Company participates in a study for this site with other potentially responsible parties.

PRODUCT WARRANTIES

KDP offers a one year warranty on all Keurig brewing systems it sells. KDP provides for the estimated cost of product warranties, primarily using historical information and current repair or replacement costs, at the time product revenue is recognized. Product warranties are included in accrued expenses in the accompanying Consolidated Balance Sheets.

(in millions)	Accrued Product Warranties
Balance as of December 31, 2020	$ 10
Accruals for warranties issued	21
Settlements	(18)
Balance as of December 31, 2021	13
Accruals for warranties issued	**23**
Settlements	**(23)**
Balance as of December 31, 2022	$ **13**

19. Transactions with Variable Interest Entities

Transactions with Veyron SPEs

The Company has a number of leasing arrangements and one licensing arrangement with special purpose entities associated with the same sponsor, which are referred to as the Veyron SPEs. The Veyron SPEs are VIEs for which KDP is not the primary beneficiary, as KDP has limited power based on the contractual agreements to direct the activities that most significantly impact the VIEs' performance.

Leasing Arrangements

As of December 31, 2022, the Company has entered into fifteen lease transactions with the Veyron SPEs, fourteen of which were associated with asset sale-leaseback transactions. Refer to Note 6 for additional information about the asset sale-leaseback transactions. Each lease has a RVG based on a percentage of the Veyron SPEs' purchase price; however, the Company concluded it was not probable that the Company will owe an amount at the end of each individual lease term, as the fair values of the properties are not expected to fall below the RVGs at the end of each individual lease term. As such, the Company recorded each lease obligation excluding the associated RVG. The aggregate maximum undiscounted RVG associated with the leasing arrangements as of December 31, 2022 and 2021 were $650 million and $549 million, respectively. This aggregate maximum value assumes that the fair value of each property at the end of either the original lease term or renewal term is equal to zero, which the Company has concluded is not probable.

The following table provides the carrying amounts of the right-to-use assets and lease obligations recorded on the Company's Consolidated Balance Sheets associated with these leasing arrangements related to the VIEs as of December 31, 2022 and 2021:

	December 31,	
(in millions)	**2022**[1]	**2021**[2]
Current assets	$ —	$ 19
Non-current assets	**430**	312
Current liabilities	**22**	13
Non-current liabilities	**419**	323

(1) The leasing agreements included as of December 31, 2022 include nine manufacturing sites, four distribution centers, one multipurpose property and our Frisco, Texas headquarters.
(2) The leasing agreements included as of December 31, 2021 include seven manufacturing sites, two distribution centers and our Frisco, Texas headquarters.

Licensing Arrangement

ABC, a wholly-owned subsidiary of KDP, has provided a guarantee in connection with its distribution agreement with the Veyron SPEs to be paid only in the event the Veyron SPEs sell specific distribution rights and the value of those distribution rights does not exceed $142 million, which is the maximum undiscounted amount that KDP could pay under the guarantee. All obligations with respect to the guarantee will cease upon termination of the distribution agreement, which would occur upon notice by ABC not to renew the distribution agreement, KDP no longer being investment grade at the end of the term, or the sale of the distribution rights by the Veyron SPEs. As of December 31, 2022, KDP has not recorded a liability as it is not probable that the Company will have to make any payments required under the residual value guarantee, as the fair value of the distribution rights is not expected to fall below $142 million over the term of the agreement.

As of December 31, 2022, KDP had $100 million in fixed service fee commitments related to the 15-year distribution agreement which was effective on December 28, 2020, with Veyron SPEs. These commitments were used to assist the Veyron SPEs in obtaining financing. Such fixed service fee payments began on January 1, 2021.

Fixed service fees over the next five years are expected to be as follows:

	For the Years Ending December 31,				
(in millions)	2023	2024	2025	2026	2027
Fixed service fees	$ 8	$ 8	$ 8	$ 8	$ 8

Transaction with Nutrabolt

The Company has a preferred equity investment in Nutrabolt, which will earn the greater of (i) a 5% annual coupon on the preferred equity units plus any accretion for amounts not yet paid or (ii) KDP's share of Nutrabolt's earnings as if KDP's preferred equity was converted into common units. As the other investors of Nutrabolt have to share in Nutrabolt's earnings with KDP if in excess of the 5% annual coupon, the other investors lack certain characteristics of a controlling financial interest, which qualifies Nutrabolt as a VIE. KDP is not the primary beneficiary of the VIE and therefore is not required to consolidate Nutrabolt, as the primary shareholder of the VIE has control over the board and decision-making for the activities that most significantly impact the VIE's economic performance, including sales, marketing, and operations. KDP has no obligation to provide additional funding to Nutrabolt, and thus the Company's maximum exposure and risk of loss related to Nutrabolt is limited to the carrying value of KDP's investment. Refer to Note 12 for additional information about the transaction with Nutrabolt and the carrying value of the investment.

20. Related Parties

IDENTIFICATION OF RELATED PARTIES

Prior to August 19, 2020, KDP was indirectly controlled by JAB, a privately held investor group. Since August 19, 2020, JAB continues to hold a significant but non-controlling interest in KDP. As of December 31, 2022, JAB beneficially owned approximately 31% of KDP's outstanding common stock. JAB and its affiliates also hold investments in a number of other companies that have commercial relationships with the Company. These commercial relationships may take the form of KDP's purchase of raw materials, KDP's license of the companies' trademarks for use in the manufacturing of K-cup pods, KDP's sale of products for resale to retail customers, or KDP's manufacture or distribution of products to, or on behalf of, these companies.

KDP holds investments in certain brand ownership companies, and in certain instances, the Company also has rights in specified territories to bottle and/or distribute the brands owned by such companies. KDP purchases inventory from these brand ownership companies and sells finished product to third-party customers primarily in the U.S. Additionally, any transactions with significant partners in these investments, such as ABI, are considered related party transactions. ABI purchases Clamato from KDP and pays the Company a royalty for use of the brand name. Refer to Note 12 for additional information about the Company's investments in unconsolidated affiliates.

RECEIPT AND PAYMENT TRANSACTIONS WITH RELATED PARTIES

Trade accounts receivable, net from related parties were $12 million and $17 million as of December 31, 2022 and 2021, respectively, primarily related to product sales and royalty revenues. Accounts payable to related parties were $8 million and $7 million as of December 31, 2022 and 2021, respectively, primarily related to purchases of finished goods inventory for distribution.

Revenues from and payments to these related parties were as follows:

| *(in millions)* | For the Year Ended December 31, | | | | | |
	2022		2021		2020	
Revenues from related parties	$	**127**	$	113	$	112
Payments to related parties		**64**		67		73

NOTE RECEIVABLE FROM BEDFORD

KDP has issued various promissory notes to Bedford since 2020, all of which have been fully impaired and placed in non-accrual status. Refer to Note 12 for additional information.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022, and has concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with U.S. GAAP.

Our management, with the participation of the chief executive officer and chief financial officer, assessed the effectiveness of the Company's internal control over financial reporting. Based on the criteria for effective internal control over financial reporting established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, management concluded that the internal control over financial reporting was effective as of December 31, 2022.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Deloitte & Touche LLP, our independent registered public accounting firm, as stated in their attestation report, which is included in Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

As of December 31, 2022, management has concluded that there have been no changes in our internal control over financial reporting that occurred during our fourth quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required to be set forth hereunder has been omitted and will be incorporated by reference, when filed, from our Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

Information required to be set forth hereunder has been omitted and will be incorporated by reference, when filed, from our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required to be set forth hereunder has been omitted and will be incorporated by reference, when filed, from our Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required to be set forth hereunder has been omitted and will be incorporated by reference, when filed, from our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required to be set forth hereunder has been omitted and will be incorporated by reference, when filed, from our Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

FINANCIAL STATEMENTS

The following financial statements are included in Part II, Item 8, "Financial Statements and Supplementary Data," in this Annual Report on Form 10-K:

- Consolidated Statements of Income for the years ended December 31, 2022, 2021 and 2020.
- Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020.
- Consolidated Balance Sheets as of December 31, 2022 and 2021.
- Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020.
- Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2022, 2021 and 2020.
- Notes to Consolidated Financial Statements for the years ended December 31, 2022, 2021 and 2020 and as of December 31, 2022 and 2021.

SCHEDULES

Schedules are omitted because they are not required or applicable, or the required information is included in the Consolidated Financial Statements or related notes.

EXHIBITS

See Exhibit Index.

EXHIBIT INDEX

3.1   Amended and Restated Certificate of Incorporation of Dr Pepper Snapple Group, Inc. (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (filed on May 12, 2008) and incorporated herein by reference).

3.2   Certificate of Amendment to Amended and Restated Certificate of Incorporation of Dr Pepper Snapple Group, Inc. effective as of May 17, 2012 (filed as Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q (filed July 26, 2012) and incorporated herein by reference).

3.3   Certificate of Second Amendment to Amended and Restated Certificate of Incorporation of Dr Pepper Snapple Group, Inc. effective as of May 19, 2016 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (filed May 20, 2016) and incorporated herein by reference).

3.4   Certificate of Third Amendment to the Amended and Restated Certificate of Incorporation of Dr Pepper Snapple Group, Inc. effective as of July 9, 2018 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (filed July 9, 2018) and incorporated herein by reference).

3.5   Amended and Restated By-Laws of Keurig Dr Pepper Inc. effective as of July 9, 2018 (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K (filed July 9, 2018) and incorporated herein by reference).

4.1   Indenture, dated April 30, 2008, between Dr Pepper Snapple Group, Inc. and Wells Fargo Bank, N.A. (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed on May 1, 2008) and incorporated herein by reference).

4.2   Registration Rights Agreement, dated April 30, 2008, between Dr Pepper Snapple Group, Inc., J.P. Morgan Securities Inc., Banc of America Securities LLC, Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, UBS Securities LLC, BNP Paribas Securities Corp., Mitsubishi UFJ Securities International plc, Scotia Capital (USA) Inc., SunTrust Robinson Humphrey, Inc., Wachovia Capital Markets, LLC and TD Securities (USA) LLC (filed as Exhibit 4.5 to the Company's Current Report on Form 8-K (filed on May 1, 2008) and incorporated herein by reference).

4.3   Registration Rights Agreement Joinder, dated May 7, 2008, by the subsidiary guarantors named therein (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K (filed on May 12, 2008) and incorporated herein by reference).

4.4   Supplemental Indenture, dated May 7, 2008, among Dr Pepper Snapple Group, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, N.A., as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed on May 12, 2008) and incorporated herein by reference).

4.5   Second Supplemental Indenture dated March 17, 2009, to be effective as of December 31, 2008, among Splash Transport, Inc., as a subsidiary guarantor, Dr Pepper Snapple Group, Inc., and Wells Fargo Bank, N.A., as trustee (filed as Exhibit 4.8 to the Company's Annual Report on Form 10-K (filed on March 26, 2009) and incorporated herein by reference).

4.6   Third Supplemental Indenture, dated October 19, 2009, among 234DP Aviation, LLC, as a subsidiary guarantor; Dr Pepper Snapple Group, Inc., and Wells Fargo Bank, N.A., as trustee (filed as Exhibit 4.9 to the Company's Quarterly Report on Form 10-Q (filed November 5, 2009) and incorporated herein by reference).

4.7   Fourth Supplemental Indenture, dated as of January 31, 2017, among Bai Brands LLC, a New Jersey limited liability company, 184 Innovations Inc., a Delaware corporation (each as a new subsidiary guarantor under the Indenture dated April 30, 2008 (as referenced in Item 4.1 in this Exhibit Index)), Dr Pepper Snapple Group, Inc., each other then-existing Guarantor under the Indenture and Wells Fargo, National Bank, N.A., as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed February 2, 2017) and incorporated herein by reference).

4.8   Indenture, dated as of December 15, 2009, between Dr Pepper Snapple Group, Inc. and Wells Fargo Bank, N.A., as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed on December 23, 2009) and incorporated herein by reference).

4.9   Fifth Supplemental Indenture, dated as of November 9, 2015, among Dr Pepper Snapple Group, Inc., the guarantors party thereto and Wells Fargo Bank, N.A., as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed on November 10, 2015) and incorporated herein by reference).

4.10   3.40% Senior Note due 2025 (in global form), dated November 9, 2015, in the principal amount of $500,000,000 (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K (filed on November 10, 2015) and incorporated herein by reference).

4.11   4.50% Senior Note due 2045 (in global form), dated November 9, 2015, in the principal amount of $250,000,000 (filed as Exhibit 4.3 to the Company's Current Report on Form 8-K (filed on November 10, 2015) and incorporated herein by reference).

4.12   Sixth Supplemental Indenture, dated as of September 16, 2016, among Dr Pepper Snapple Group, Inc., the guarantors party thereto and Wells Fargo Bank, N.A., as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed on September 16, 2016) and incorporated herein by reference).

4.13   2.55% Senior Note due 2026 (in global form), dated September 16, 2016, in the principal amount of $400,000,000 (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K (filed on September 16, 2016) and incorporated herein by reference).

4.14   Seventh Supplemental Indenture, dated as of December 14, 2016, among Dr Pepper Snapple Group, Inc., the guarantors party thereto and Wells Fargo Bank, N.A., as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed on December 14, 2016) and incorporated herein by reference).

4.15   3.13% Senior Note due 2023 (in global form), dated December 14, 2016, in the principal amount of $500,000,000 (filed as Exhibit 4.3 to the Company's Current Report on Form 8-K (filed on December 14, 2016) and incorporated herein by reference).

4.16   3.43% Senior Note due 2027 (in global form), dated December 14, 2016, in the principal amount of $400,000,000 (filed as Exhibit 4.4 to the Company's Current Report on Form 8-K (filed on December 14, 2016) and incorporated herein by reference).

4.17   4.42% Senior Note due 2046 (in global form), dated December 14, 2016, in the principal amount of $400,000,000 (filed as Exhibit 4.5 to the Company's Current Report on Form 8-K (filed on December 14, 2016) and incorporated herein by reference).

4.18	Eighth Supplemental Indenture, dated as of January 31, 2017, among Bai Brands LLC, a New Jersey limited liability company, 184 Innovations Inc., a Delaware corporation (each as a new subsidiary guarantor under the Indenture dated April 30, 2008 (as referenced in Item 4.1 in this Exhibit Index), Dr Pepper Snapple Group, Inc., each other then-existing Guarantor under the Indenture) and Wells Fargo, National Bank, N.A., as trustee (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K (filed on February 2, 2017) and incorporated herein by reference).
4.19	Ninth Supplemental Indenture, dated as of June 15, 2017, among Dr Pepper Snapple Group, Inc., the guarantors party thereto, and Wells Fargo Bank, N.A., as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed on June 15, 2017) and incorporated herein by reference).
4.20	Investor Rights Agreement by and among Keurig Dr Pepper Inc. and The Holders Listed on Schedule A thereto, dated as of July 9, 2018 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed on July 9, 2018) and incorporated herein by reference).
4.21	Base Indenture, dated as of May 25, 2018 between Maple Escrow Subsidiary and Wells Fargo Bank, N.A. as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed on July 9, 2018) and incorporated herein by reference).
4.22	Second Supplemental Indenture (including the form of note), dated as of May 25, 2018, among Maple Escrow Subsidiary, Inc. and Maple Parent Holdings Corp. as parent guarantor, and Wells Fargo Bank, N.A., as trustee relating to the 2023 Notes (filed as Exhibit 4.3 to the Company's Current Report on Form 8-K (filed on July 9, 2018) and incorporated herein by reference).
4.23	Third Supplemental Indenture (including the form of note), dated as of May 25, 2018, among Maple Escrow Subsidiary, Inc. and Maple Parent Holdings Corp. as parent guarantor, and Wells Fargo Bank, N.A., as trustee relating to the 2025 Notes (filed as Exhibit 4.4 to the Company's Current Report on Form 8-K (filed on July 9, 2018) and incorporated herein by reference).
4.24	Fourth Supplemental Indenture (including the form of note), dated as of May 25, 2018, among Maple Escrow Subsidiary, Inc. and Maple Parent Holdings Corp. as parent guarantor, and Wells Fargo Bank, N.A., as trustee relating to the 2028 Notes (filed as Exhibit 4.5 to the Company's Current Report on Form 8-K (filed on July 9, 2018) and incorporated herein by reference).
4.25	Fifth Supplemental Indenture (including the form of note), dated as of May 25, 2018, among Maple Escrow Subsidiary, Inc. and Maple Parent Holdings Corp. as parent guarantor, and Wells Fargo Bank, N.A., as trustee relating to the 2038 Notes (filed as Exhibit 4.6 to the Company's Current Report on Form 8-K (filed on July 9, 2018) and incorporated herein by reference).
4.26	Sixth Supplemental Indenture (including the form of note), dated as of May 25, 2018, among Maple Escrow Subsidiary, Inc. and Maple Parent Holdings Corp. as parent guarantor, and Wells Fargo Bank, N.A., as trustee relating to the 2048 Notes (filed as Exhibit 4.7 to the Company's Current Report on Form 8-K (filed on July 9, 2018) and incorporated herein by reference).
4.27	Seventh Supplemental Indenture, dated as of July 9, 2018, among Keurig Dr Pepper Inc., the subsidiary guarantors thereto, and Wells Fargo Bank, N.A., as trustee (filed as Exhibit 4.8 to the Company's Current Report on Form 8-K (filed on July 9, 2018) and incorporated herein by reference).
4.28	Registration Rights Agreement, dated as of May 25, 2018, among Maple Escrow Subsidiary, Inc. and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc., as representative of the several purchasers of the Notes (filed as Exhibit 4.9 to the Company's Current Report on Form 8-K (filed on July 9, 2018) and incorporated herein by reference).
4.29	Joinder to the Registration Rights Agreement, dated as of May 25, 2018, among Maple Escrow Subsidiary, Inc. and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc., as representative of the several purchasers of the Notes (filed as Exhibit 4.10 to the Company's Current Report on Form 8-K (filed on July 9, 2018) and incorporated herein by reference).
4.30	Description of registered securities (filed as Exhibit 4.40 to the Company's Annual Report on Form 10-K (filed on February 27, 2020) and incorporated herein by reference).
4.31	Tenth Supplemental Indenture (including 3.20% Senior Notes Due 2030 and 3.80% Senior Notes Due 2050 (in global form)), dated as of April 13, 2020, among Keurig Dr Pepper Inc., the subsidiary guarantors thereto, and Wells Fargo Bank, N.A., as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed on April 13, 2020) and incorporated herein by reference).
4.32	Eleventh Supplemental Indenture (including 0.750% Senior Notes Due 2024, 2.250% Senior Notes Due 2031, and 3.350% Senior Notes Due 2051 (in global form)), dated as of March 15, 2021, among Keurig Dr Pepper Inc., the subsidiary guarantors thereto, and Wells Fargo Bank, N.A. as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed on March 15, 2021) and incorporated herein by reference).
4.33	Twelfth Supplemental Indenture, dated as of April 22, 2022, among Keurig Dr Pepper Inc., the guarantors party thereto and Computershare Trust Company, N.A., as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed on April 22, 2022) and incorporated herein by reference).
10.1	Restricted Stock Unit Award Terms and Conditions under the Keurig Dr Pepper Omnibus Incentive Plan of 2009 (filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q (filed on November 7, 2018) and incorporated herein by reference).++
10.2	Matching Restricted Stock Unit Award Terms and Conditions under the Keurig Dr Pepper Omnibus Incentive Plan of 2009 (filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q (filed on November 7, 2018) and incorporated herein by reference).++
10.3	Directors' Restricted Stock Unit Award Terms and Conditions under the Keurig Dr Pepper Omnibus Incentive Plan of 2009 (filed as Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q (filed on November 7, 2018) and incorporated herein by reference).++
10.4	Keurig Dr Pepper Inc. Omnibus Stock Incentive Plan of 2019 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (filed on June 11, 2019) and incorporated herein by reference).++

10.5	Restricted Stock Unit Award Terms and Conditions under the Keurig Dr Pepper Omnibus Stock Incentive Plan of 2019 (filed as Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q (filed on August 8, 2019) and incorporated herein by reference).++
10.6	Matching Restricted Stock Unit Award Terms and Conditions under the Keurig Dr Pepper Omnibus Stock Incentive Plan of 2019 (filed as Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q (filed on August 8, 2019) and incorporated herein by reference).++
10.7	Keurig Dr Pepper Inc. Severance Pay Plan for Executives, effective as of January 1, 2020 (filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K (filed on February 27, 2020) and incorporated herein by reference).++
10.8	Restricted Stock Unit Award Terms and Conditions under the Keurig Dr Pepper Omnibus Stock Incentive Plan of 2019 (retention incentive awards for certain of the Company's Named Executive Officers) (filed as Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q (filed on October 29, 2020) and incorporated herein by reference).++
10.9	Restricted Stock Unit Award Terms and Conditions under the Keurig Dr Pepper Omnibus Stock Incentive Plan of 2019, amended and restated as of December 7, 2020 (retention incentive award for one of the Company's Named Executive Officers).++
10.10	Keurig Dr Pepper Short-Term Incentive Plan and Sales Incentive Plan (filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K (filed on February 24, 2022) and incorporated herein by reference).++
10.11	Credit Agreement, dated as of March 24, 2021, among Keurig Dr Pepper Inc., the lenders party thereto, and Bank of America, N.A., as administrative agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (filed on March 26, 2021) and incorporated herein by reference).
10.12	Separation and Release Agreement, dated September 24, 2021, by and between the Company and Fernando Cortes (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (filed on September 24, 2021) and incorporated herein by reference).
10.13	Suspension of Rights Agreement, dated September 10, 2021, among Keurig Dr Pepper Inc. (f/k/a Dr Pepper Snapple Group, Inc.), JPMorgan Chase Bank, N.A., as administrative agent, and the lenders and issuing banks party thereto (filed as Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q (filed on October 28, 2021) and incorporated herein by reference).
10.14	Credit Agreement, dated as of February 23, 2022, among Keurig Dr Pepper Inc., JPMorgan Chase Bank, N.A. as administrative agent, and the lenders and issuing banks party thereto (filed as Exhibit 10.15 to the Company's Annual Report on Form 10-K (filed on February 24, 2022) and incorporated herein by reference).
10.15	Letter Agreement by and between the Company and Robert J. Gamgort dated April 5, 2022 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (filed on April 5, 2022) and incorporated herein by reference).
10.16	Letter Agreement by and between the Company and Mauricio Leyva dated July 15, 2022 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (filed on July 19, 2022) and incorporated herein by reference). ++
10.17	Keurig Dr Pepper Inc. Executive Severance Plan, effective as of July 29, 2022 (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q (filed on July 28, 2022) and incorporated herein by reference).++
10.18*	Letter Agreement by and between the Company and Sudhanshu Priyadarshi dated October 21, 2022.++
10.19*	Separation Agreement and Release by and between the Company and Tony Milikin dated October 28, 2022.++
10.20*	Keurig Dr Pepper Short-Term Incentive Plan.++
21.1*	List of Subsidiaries of Keurig Dr Pepper Inc.
22.1	List of Guarantor Subsidiaries (filed as Exhibit 22.1 to the Company's Quarterly Report on Form 10-Q (filed on June 30, 2020) and incorporated herein by reference).
23.1*	Consent of Deloitte & Touche LLP
31.1*	Certification of Chief Executive Officer of Keurig Dr Pepper Inc. pursuant to Rule 13a-14(a) or 15d-14(a) promulgated under the Exchange Act.
31.2*	Certification of Chief Financial Officer of Keurig Dr Pepper Inc. pursuant to Rule 13a-14(a) or 15d-14(a) promulgated under the Exchange Act.
32.1**	Certification of Chief Executive Officer of Keurig Dr Pepper Inc. pursuant to Rule 13a-14(b) or 15d-14(b) promulgated under the Exchange Act, and Section 1350 of Chapter 63 of Title 18 of the United States Code.
32.2**	Certification of Chief Financial Officer of Keurig Dr Pepper Inc. pursuant to Rule 13a-14(b) or 15d-14(b) promulgated under the Exchange Act, and Section 1350 of Chapter 63 of Title 18 of the United States Code.
101*	The following financial information from Keurig Dr Pepper Inc.'s Annual Report on Form 10-K for the year ended December 31, 2022, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statement of Changes in Stockholders' Equity, and (vi) the Notes to the Audited Consolidated Financial Statements.
104*	The cover page from this Annual Report on Form 10-K, formatted as Inline XBRL.

* Filed herewith.
** Furnished herewith.
++ Indicates a management contract or compensatory plan or arrangement.

ITEM 16.   FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Keurig Dr Pepper Inc.

By:	/s/ Sudhanshu Priyadarshi
Name:	Sudhanshu Priyadarshi
Title:	Chief Financial Officer of Keurig Dr Pepper Inc.
	(Principal Financial Officer)
Date:	February 23, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By:	/s/ Robert J. Gamgort		By:	/s/ Sudhanshu Priyadarshi	
	Name:	Robert J. Gamgort		Name:	Sudhanshu Priyadarshi
	Title:	Chief Executive Officer, President and Executive Chairman of the Board of Directors Keurig Dr Pepper Inc.		Title:	Chief Financial Officer Keurig Dr Pepper Inc.
	Date:	February 23, 2023		Date:	February 23, 2023
By:	/s/ Angela A. Stephens		By:	/s/ Oray Boston	
	Name:	Angela A. Stephens		Name:	Oray Boston
	Title:	Senior Vice President and Controller (Principal Accounting Officer)		Title:	Director
	Date:	February 23, 2023		Date:	February 23, 2023
By:	/s/ Michael Call		By:	/s/ Olivier Goudet	
	Name:	Michael Call		Name:	Olivier Goudet
	Title:	Director		Title:	Director
	Date:	February 23, 2023		Date:	February 23, 2023
By:	/s/ Peter Harf		By:	/s/ Juliette Hickman	
	Name:	Peter Harf		Name:	Juliette Hickman
	Title:	Director		Title:	Director
	Date:	February 23, 2023		Date:	February 23, 2023
By:	/s/ Paul S. Michaels		By:	/s/ Pamela Patsley	
	Name:	Paul S. Michaels		Name:	Pamela Patsley
	Title:	Director		Title:	Director
	Date:	February 23, 2023		Date:	February 23, 2023
By:	/s/ Lubomira Rochet		By:	/s/ Debra Sandler	
	Name:	Lubomira Rochet		Name:	Debra Sandler
	Title:	Director		Title:	Director
	Date:	February 23, 2023		Date:	February 23, 2023
By:	/s/ Robert Singer		By:	/s/ Larry Young	
	Name:	Robert Singer		Name:	Larry Young
	Title:	Director		Title:	Director
	Date:	February 23, 2023		Date:	February 23, 2023

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CORPORATE & INVESTOR INFORMATION

CORPORATE HEADQUARTERS

53 South Avenue
Burlington, MA 01803
877.208.9991

6425 Hall of Fame Lane
Frisco, TX 75034
800.527.7096

STOCK EXCHANGE LISTING

Nasdaq
Ticker Symbol: KDP

INVESTOR RELATIONS

ir@keurig.com
888.340.5287
https://investors.keurigdrpepper.com/

VIRTUAL ANNUAL MEETING OF STOCKHOLDERS

The annual meeting of stockholders will take place
online on June 12, 2023, at 10 a.m. Eastern Time.
The virtual meeting will be held at:
www.virtualshareholdermeeting.com/KDP2023

TRANSFER AGENT

Computershare Investor Services
462 South 4th Street, Suite 1600
Louisville, KY 40202
1.877.745.9312

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
2200 Ross Avenue, Suite 1600
Dallas, TX 75201







6425 Hall of Fame Lane, Frisco, TX 75034
53 South Avenue, Burlington, MA 01803
keurigdrpepper.com




